
13001444


tripadvisor®

2012 Annual Report
and
Notice of 2013 Annual Meeting and Proxy Statement



May 2013

To our shareholders:

The year 2012 was significant for TripAdvisor, Inc., as it was our first full year as an independent, publicly traded company. While our spin-off from Expedia, Inc. in December 2011 was a significant event for our company, two fundamentals of TripAdvisor stayed the same: our Speed Wins culture and our unrelenting focus on customer-centric, long-term decision-making.

Speed Wins. For the past 13 years, I've had a handwritten sign on my office door that reads "Speed Wins." It is a mantra well-known to every employee. Our users' time – like their vacation time – is precious. We aim to make travel planning as simple and delightful as actually being on vacation. It's our job to provide quick, easy access to the information travelers need, wherever they are. The online travel industry is large and growing, and it's increasingly competitive. So, to us, rapid innovation is vital to attracting and retaining travelers.

At TripAdvisor we release new functionality to the site, across all points of sale, *every week*. This extremely fast development cycle keeps us nimble, creative, and fearless. Inevitably, some things don't work as planned, and some of our tests fail – and that's okay. An engineer put up a sign in the office that says "Fail harder." I applaud that. With each failure, we learn. And with constant iteration and innovation, we give ourselves the best chance to succeed.

Where we succeeded in 2012

We have built an online travel community that, through a deep, rich base of user-generated content, endeavors to fulfill our mission: to help all travelers around the world plan and have the perfect trip. Here are some 2012 key initiatives that reinforced that goal:

- **We got even more social.** TripAdvisor is well known for providing the unbiased wisdom of the crowds. Since 2007, we have leveraged Facebook's growing user network to connect TripAdvisor users with the travel wisdom of their friends. In 2012, our Social team introduced the "Friend of a Friend" feature, which allows Facebook-connected TripAdvisor users to see travel advice from not only their Facebook friends but also from the friends of their Facebook friends. Social reinforcement provides a very compelling and differentiated user experience on TripAdvisor.

  As the Facebook network continues to grow, so too does our marketable member count, which doubled in 2012 to more than 44 million and provides a solid foundation for our robust email marketing campaigns. Our social initiatives are wonderful ways to increase brand awareness, acquire TripAdvisor members, and make our travel content richer, more helpful and more personalized.

- **We are mobile.** We know that travel research extends well beyond the desktop computer as smartphones and tablets have become essential tools both for trip-planning and trip-taking. Correspondingly, our mobile offerings saw great traction during 2012. Downloads of our TripAdvisor, City Guides and SeatGuru apps more than doubled to 31 million. We averaged 45 million average monthly unique users on smartphones and tablets at the end of the year, up 190% year-over-year according to our traffic log files.

  We aim to deliver the best user experience to every user, on every device, in every geography. At the end of 2012, we greatly improved our smartphone product offering by introducing metasearch capabilities – inline hotel pricing and availability – to all smartphone traffic. More recently, we announced an exciting partnership with Samsung, which will mean the TripAdvisor app and our rich,



user-generated content come pre-installed on the new Galaxy 4 smartphone. And as more travelers have a smartphone in their pocket while on a trip, we believe there are many more innovations and opportunities ahead for TripAdvisor to help that traveler.

- **We expanded globally.** Whether you're traveling to Bora Bora to swim with stingrays or to Venice to ride the gondolas, you'll probably see a TripAdvisor plaque, a "Reviewed on TripAdvisor" sticker, or a TripAdvisor Certificate of Excellence in a storefront or behind a reception desk. When you do, you'll know you've found a destination that's approved by thousands of travelers. Around the globe, the TripAdvisor logo signals fair, unbiased travel opinions, and gives travelers confidence in their choice of hotel, restaurant, or attraction.

  Early in 2013, TripAdvisor had over 200 million monthly unique users, according to Google Analytics. We operate 30 TripAdvisor websites in 21 languages, and people in more than 200 countries and territories plan their trips on TripAdvisor. In fact, roughly 70% of our users come from outside the United States. Visitors that use our site to research a hotel grew in the low-30 percent range during 2012. With TripAdvisor traffic representing roughly 10% of the total online travel category according to comScore, we see big growth opportunities ahead on a global scale.

- **We showed reviewers the love.** The valuable reviews and opinions we receive from our 44 million members are the foundation of our business, and it's what makes TripAdvisor such an important destination for travel planning. In February 2013, we surpassed the 100 million reviews and opinions mark on the more than 670,000 hotels and accommodations and nearly 1.3 million restaurants and attractions we have on our site. Our travel community generates a new contribution each second, which translates to more than 30 million fresh, helpful travel opinions per year. As a small "thank you" to our reviewers, we gave away over 500,000 TripAdvisor luggage tags and I'm always pleased to spot one on an airport baggage carousel.

- **We were a force for good.** TripAdvisor reviews and opinions help millions of travelers every day, but our commitment to helping people goes much deeper than that. Last year, we formed a unique partnership with Kiva, a non-profit organization whose mission is to connect people, through lending, to alleviate poverty. TripAdvisor travelers who review properties in countries that Kiva serves can direct a $25 loan, paid for by TripAdvisor, to a local entrepreneur of their choice.

  As in previous years, we supported philanthropic purposes through our TripAdvisor Charitable Foundation. The mission of the Foundation is to support employees who volunteer for charitable organizations that work to alleviate human suffering around the world; we allocated $3.2 million in grants to 30 different organizations during 2012.

What we could have done better

- **Hire faster to capture opportunity.** When we see opportunities, we like to capitalize quickly. Given our fast paced development cycle, financial strength and growth opportunities, we rely on very talented employees and we continue to invest in building a world-class team. In 2012, the TripAdvisor, Inc. team, including our 20 travel brands, grew 26% to 1,575, but we were actually more profitable than we had planned because we failed to hire fast enough.

  Attracting top-quality talent around the globe – specifically in our Sales, Product and Engineering groups – remains a key priority as we fuel continued growth and innovation.


tripadvisor®

- **Diversify traffic sources.** We strive to have travelers start their travel research at TripAdvisor, but domain direct traffic remains a stubbornly low percentage of our traffic given our scale and global reach. In 2013, we are embarking on a global TV advertising campaign as a means of amplifying our brand message and accelerating traffic growth.

- **More acquisitions**. The year 2012 was relatively quiet on the acquisition front, as we made only one small purchase of a social and personalization travel company, Wanderfly. However, so far in 2013, we have added some wonderfully talented teams to TripAdvisor family. We enhanced our mobile effort through the acquisition of a mobile postcard company, TinyPost; bolstered our hotel private sale business through our acquisition of the leading travel flash sale site, Jetsetter; added the talented team from cruise research and planning site, CruiseWise, to our existing cruise business; and diversified our vacation rentals business by purchasing a leading Spanish rental site, Niumba. Consistent with our past transactions, all these acquisitions are tuck-ins that fit nicely with our strategic roadmap bringing a unique traveler value proposition bring.

  We continue to actively look for great ideas, teams and opportunities to accelerate our product roadmap and to enhance our global competitive positioning. Given our growing cash balance both domestically and abroad, we continue to seek out great traveler-focused businesses that can accelerate our penetration into target geographies, help expand our product set, or add to our engineering talent.

Our business of helping travelers plan and have the perfect trip. Our financials grew at a healthy pace in 2012. Total revenue increased 20% year over year, to $763 million. We also delivered a healthy bottom line, with Adjusted EBITDA of $352 million, a 46% margin.

We continue to prioritize revenue growth over profitability and profit margins, given the huge opportunity in the rapidly growing online travel market. Travelers continue to migrate online to conduct travel research and planning, and with growing middle classes in newer Asia-Pacific and Latin American markets, we will explore new ways to amplify our brand on an international scale to bring more of these travelers to our site. We believe we have engaged just a fraction of the global travel market online, and we remain firmly within an investment cycle focused on capturing worldwide market share.

What's next. Three main considerations guide every one of our important strategic decisions: is it good for the user experience; is it good for our customers; and what does it do for TripAdvisor's financials and, correspondingly, long-term shareholder value? Once we weigh those factors and come to a decision, we act fast.

To that end, following our metasearch rollout to all smartphone traffic in the fourth quarter of 2012, we started integrating similar capabilities to all TripAdvisor desktop and tablet traffic, a significant project that we expect to complete sometime in the middle of 2013. For our users, this means a more enjoyable, informative, and frictionless TripAdvisor experience on all devices. For our partners, this will drive better converting leads from TripAdvisor. From a monetization standpoint, we expect to see short-term revenue disruption from this shift but we are excited by what this major user experience upgrade could mean for our competitive positioning and long-term financial prospects. We actively seek ways to improve our product and will not hesitate when we think we have found something that will prove useful to travelers.

In light of our new price shopping value proposition, we plan to kick off a global offline marketing campaign, which will showcase TripAdvisor's value and help build a more far-reaching, indispensible travel brand. We will approach this offline campaign with the same iterative, test-and-learn process as we do with our other major initiatives, as we look to measure and quantify the results in each market.



Even now, over 13 years after starting a company to help travelers find reliable travel advice, I feel the same excitement as I did the first time I used TripAdvisor to plan a vacation. Thank you to all TripAdvisor, Inc. employees within our growing family of 20 travel brands – your hard work allows us to turn huge goals into reality. Finally, a special thanks to our site visitors from around the world, and, most of all, to the reviewers and contributors who make our site the amazing resource it is.

Happy travels,

Stephen Kaufer
Co-founder, President and Chief Executive Officer


tripadvisor®

2012 Annual Report on Form 10-K

The reports of Ernst & Young LLP on pages 63 and 110 of this Annual Report on Form 10-K reflect the versions in the Company's Annual Report on Form 10-K/A dated on April 30, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-35362

TRIPADVISOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	**80-0743202**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

141 Needham Street
Newton, MA 02464
(Address of principal executive office) (Zip Code)

Registrant's telephone number, including area code:
(617) 670-6300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $0.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $5,560,483,534 based on the closing price on NASDAQ on such date. For the purpose of the foregoing calculation only, all directors and executive officers of the registrant are assumed to be affiliates of the registrant.

Class	Outstanding Shares at February 8, 2013
Common Stock, $0.001 par value per share	130,105,917 shares
Class B Common Stock, $0.001 par value per share	12,799,999 shares

Documents Incorporated by Reference

The registrant intends to file a proxy statement pursuant to Regulation 14A not later than 120 days after the close of the fiscal year ended December 31, 2012. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, principally, but not only, in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "result" "should," "will," and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated, estimated or projected by the forward-looking statements. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- If we are unable to continue to increase visitors to our websites and to cost-effectively convert these visitors into repeat users or contributors, our advertising revenue could decline.
- If we are not able to successfully expand our social integration and member acquisition efforts with social media, including Facebook, Twitter and other social sharing platforms, our ability to grow and maintain engagement with our user base could be negatively impacted.
- Our businesses could be negatively affected by changes in search engine algorithms and dynamics, or search engine disintermediation.
- Declines or disruptions in the travel industry, as a result of global economic conditions or otherwise, could adversely affect our businesses and financial performance.
- We derive substantially all of our revenue from advertising and any significant reduction in spending by advertisers could harm our business.
- Changes we make to our business model, including a transition to a hotel metasearch display, may impact our advertising revenue in ways that we do not expect, and the timing of these transitions may be longer than expected.
- We rely on a relatively small number of significant advertisers, including Expedia, and any reduction in spending by or loss of those advertisers could seriously harm our business.
- We rely on the value of our brand and consumer trust in our brand, and the costs of maintaining and enhancing brand awareness, including through social and traditional media, are increasing.
- We face competition from companies and websites that collect travel-related content, which could divert traffic from our websites causing financial harm to us.
- Some of our customers, including some of our click-based advertising partners, are also our competitors, and the consolidation of our competitors and our partners may affect our competitiveness and partner relationships.
- We are dependent upon the quality of traffic in our network to provide value to online advertisers, and any failure in our quality control could have a material adverse effect on the value of our websites to our advertisers and adversely affect our revenue.

The risks set forth above are not exhaustive. Please refer to the section entitled "Part I, Item 1A. Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the Securities and Exchange Commission, or the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise, for a discussion of risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements. We expressly disclaim any responsibility to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events, or otherwise, and you should not rely upon these forward-looking statements after the date of this report.

PART I

Item 1. Business

Overview

We are the world's largest online travel company, empowering users to plan and have the perfect trip. Our travel research platform aggregates reviews and opinions from our community about destinations, accommodations (including hotels, resorts, motels, bed and breakfasts, or B&Bs, specialty lodging and vacation rentals), restaurants and activities throughout the world through our flagship TripAdvisor brand. Our branded websites include tripadvisor.com in the United States and localized versions of the website in 29 other countries, including in China under the brand daodao.com. Our-branded websites globally have received more than 60 million unique visitors (according to July 2012 comScore), and we have built a base of more than 44 million marketable members, which are members we have permission to email on a regular basis, and we feature over 75 million reviews and opinions. Beyond travel-related content, our websites also include links to the websites of our customers, including travel advertisers, allowing travelers to directly book their travel arrangements. In addition to the flagship TripAdvisor brand, we now manage and operate 20 other travel brands, connected by the common goal of providing comprehensive travel planning resources across the travel sector.

Corporate Background

The original TripAdvisor business was founded in February 2000 and was acquired by IAC/ InterActiveCorp, or IAC, in April 2004. In August 2005, IAC spun-off its portfolio of travel brands, including TripAdvisor, into a separate company under the newly-formed Delaware corporation, Expedia, Inc., or Expedia. On December 20, 2011, Expedia completed the spin-off of TripAdvisor as described in more detail in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Spin-Off".

Evolution of TripAdvisor-Branded Websites

Since the initial launch of the U.S.-based tripadvisor.com website in November 2000, TripAdvisor-branded websites have been added in the following locations:

Website	Target Location	Language	Launch Date
tripadvisor.com.eg	Egypt	Arabic	June 2011
tripadvisor.com.my	Malaysia	English	March 2011
tripadvisor.tw	Taiwan	Chinese (Traditional)	February 2011
tripadvisor.com.ar	Argentina	Spanish	December 2010
tripadvisor.co.id	Indonesia	Bahasa	November 2010
tripadvisor.gr	Greece	Greek	October 2010
tripadvisor.ru	Russia	Russian	October 2010
th.tripadvisor.com	Thailand	Thai	August 2010
tripadvisor.co.kr	South Korea	Korean	August 2010
tripadvisor.com.sg	Singapore	English	August 2010
pl.tripadvisor.com	Poland	Polish	March 2010
no.tripadvisor.com	Norway	Norwegian	March 2010
tripadvisor.com.au	Australia	English	March 2010
tripadvisor.com.tr	Turkey	Turkish	December 2009
tripadvisor.com.mx	Mexico	Spanish	December 2009
tripadvisor.dk	Denmark	Danish	December 2009
tripadvisor.ca	Canada	English	August 2009
tripadvisor.se	Sweden	Swedish	April 2009
tripadvisor.nl	Netherlands	Dutch	April 2009
daodao.com	China	Chinese (Simplified)	April 2009
tripadvisor.com.br	Brazil	Portuguese	April 2009
tripadvisor.jp	Japan	Japanese	October 2008
tripadvisor.in	India	English	August 2008
tripadvisor.es	Spain	Spanish	January 2006
tripadvisor.it	Italy	Italian	January 2006
tripadvisor.de	Germany	German	January 2006
tripadvisor.fr	France	French	January 2006
tripadvisor.co.uk	United Kingdom	English	November 2005
tripadvisor.ie	Ireland	English	November 2005

Other Travel Brands and Websites

In addition to the flagship TripAdvisor-branded websites, we have also acquired and launched numerous other travel brands, connected by the common characteristic of providing travelers with valuable planning resources across the travel sector. These brands have expanded our reach, product breadth and appeal to domestic and international advertisers.

Brands acquired include:

Website	Date Acquired	Key Focus
wanderfly.com	October 2012	Website and mobile application for discovering and sharing personalized travel recommendations.
whereivebeen.com	July 2011	Website and social platform with a detailed interactive world map that lets users share where they have been, lived, and want to go.
everytrail.com	February 2011	Mobile application and website for collecting and sharing geo-tagged user-generated travel content, such as walking tours and itineraries.
holidaylettings.co.uk	June 2010	A leading U.K.-based vacation rental site, featuring properties listed globally.
kuxun.cn	October 2009	Travel metasearch engine operating in China.
flipkey.com	August 2008	A vacation rental website featuring a large collection of vacation rental guest reviews on vacation rental properties around the world.
onetime.com	June 2008	Comparison shopping travel website that allows travel shoppers to conduct itinerary-based, multi-site searches for flights, hotels, cruises, vacations, and car rentals.
virtualtourist.com	June 2008	Travel-oriented community website featuring user-contributed travel guides for locations worldwide.
airfarewatchdog.com	March 2008	Provides up-to-date airline deals that have been researched and verified by a team of dedicated airfare experts.
holidaywatchdog.com	January 2008	U.K.-based website for traveler reviews on hotels and destinations focusing on the Mediterranean.
cruisecritic.com	May 2007	A community of avid and first-time cruisers who enjoy the fun of planning, researching and sharing their passion for cruising. Cruise Critic offers objective cruise reviews written by expert travel writers and members.
independenttraveler.com	May 2007	A traveler's exchange that features practical travel resources for a community of international travelers who enjoy the adventure of independent travel.
seatguru.com	March 2007	Features aircraft seat maps, seat reviews, and a color-coded system to identify superior and substandard airline seats.
bookingbuddy.com	February 2007	Travel shopping website that gives travelers easy access to airfare, hotel, car rental, cruise, vacation rental, and vacation deals, plus prices from selected travel sites.
smartertravel.com	February 2007	One of the largest online travel resources of independent expert advice for the budget-conscious traveler. The SmarterTravel editorial staff provides advice and analysis to help travelers find the best deals and get the most value from their trips.
travelpod.com	December 2006	Pioneering travel blog website.
travel-library.com	September 2006	Travel website with user-generated reviews.

Brands developed internally and launched as of December 31, 2012 include:

Website	Date Launched	Key Focus
tingo.com	March 2012	The first hotel booking site that automatically rebooks hotel rooms at a lower price if the rate drops and automatically refunds the difference to the travelers' credit cards.
sniqueaway.com	September 2010	U.S.-based members-only flash sale website, providing exclusive limited time access to deals on top hotels at deep discounts. This members-only website offers limited-time discounts exclusively on traveler-endorsed properties that have received a minimum four out of five-star rating (or its equivalent for smaller properties) on tripadvisor.com.
familyvacationcritic.com	June 2009	Reviews of family-friendly hotels, resorts, destinations and attractions, written by experienced family travel experts.

Industry

We operate in the online advertising sector of the global travel industry. As a result, we are impacted by trends in the global travel industry, the online travel market and online advertising.

Global Travel Industry

According to the PhoCusWright, gross bookings in the global travel industry are expected to be greater than $1.1 trillion in 2013. Recent historical trends show that, each year, an increasing percentage of global travel spending has been conducted online through supplier websites and online travel agencies. We believe that this trend will continue as online penetration continues, as more consumers gain broadband access to the Internet, as smartphone, tablets and other mobile computing devices continue to proliferate, and as travel grows along with an expanding middle class in certain developing countries like China and India.

Online Travel Market

According to the International Data Corporation, or IDC, New Media Market Model, the travel industry represented half of all global e-Commerce transactions in 2012. On the other hand, only 19% of the approximately $41 billion spent on travel advertising is spent online. We believe that the Internet will continue to become even more integral to the travel-planning process due to increasing worldwide online penetration, particularly given the capabilities that the Internet provides travelers, including the ability to refine searches, compare destinations and view real-time pricing.

Online Advertising

According to the IDC New Media Market Model, the global online advertising market is growing and is projected to exceed $130 billion by 2014, as more and more advertisers continue to shift their spending from offline to online channels, mirroring the trend in consumer media consumption generally. For travel specifically, IDC estimates that annual expenditures for global mobile internet travel advertising in 2013 will be close to $15 billion. Given the size of the travel market, we believe that travel providers and travel related advertisers are, and will continue to be, motivated to devote significant resources to advertise their travel products and services. In addition, as more and more travel transactions are conducted online generally, we believe that an increasing amount of travel advertising spending will migrate from traditional offline advertising channels to online advertising opportunities.

Key Strengths

Just over a decade ago, travel research and planning was largely conducted with the assistance and guidance of a personal travel agent or advice from friends and family. Consumers had no single resource to access recent and comprehensive destination, lodging, restaurant and attraction feedback and information. We were founded with the goal of providing an online resource based on user-generated content to prospective travelers. By using the power of the Internet to create transparency in the travel planning process with a comprehensive online resource for travel information, we have democratized the travel research and planning process. For any customer with access to the Internet, whether through their desktop, smartphone or tablet devices, we provide the ability and information to plan and have the perfect trip.

In order to achieve our goals, we leverage our key assets—a robust community of users, rich user-generated content, technology and a commitment to continuous innovation and global reach as follows:

- ***Robust Community of Users***. TripAdvisor-branded sites offer benefits to our many constituents, the totality of which combines to create a vibrant community. By providing an interactive forum to share travel experiences, we allow the voice of our large, highly engaged community of travelers to influence travel purchase decision-making during the trip-planning phase. To ease planning, we enable consumers to research pricing and availability from third-party travel booking sites. To facilitate better travel experiences for consumers and to create a feedback loop between the hospitality industry and individual travelers, we allow hospitality management representatives to respond to reviews of their properties on our website. We believe that the robust feedback loop created on TripAdvisor-branded websites and the volume of reviews generated on TripAdvisor-branded websites provides a sustainable advantage over competitors. We believe that we have the largest breadth of content in our markets, and that, because of this breadth, travelers gravitate to TripAdvisor-branded websites to research their travel plans. After completing their trip, consumers can return to our websites to write reviews to give back to the community that helped them plan their trip. Through this cycle, more content is generated, which drives community, traffic, loyalty and higher search engine rankings, all of which leads to further content creation.
- ***Rich User-Generated Content.*** We believe that the best travel content comes from the wisdom and insight of a robust community of travelers. We leverage user-generated content to power travel planning by allowing members to create reviews and share opinions on hundreds of thousands of accommodations, destinations, attractions and restaurants. As evidenced by the growth of our business, this type of travel planning has been embraced by travelers. For example, in July 2006, we hosted more than 5 million user reviews and opinions with respect to approximately 220,000 hotels and attractions. Currently, TripAdvisor-branded websites provide consumers with over 75 million user reviews and opinions with respect to more than 670,000 hotels and accommodations and over 1.2 million restaurants and attractions in more than 120,000 destinations throughout the world. On average, our users are currently adding more than 60 pieces of content every minute. To promote an enthusiastic reviewer community, we have launched several programs to recognize reviewer contributions, including site badges, helpful vote recognition, and other community-focused features, all of which highlight the active and helpful reviews and opinions available throughout the TripAdvisor community.
- ***Technology and Innovation***. We focus heavily on speed-to-market and product innovation in order to create a richer experience for travelers, and our team deploys weekly engineering releases with new products and features. Some recent examples of this product innovation include our recent development of a hotel metasearch product, which makes it even easier for users to research and plan their perfect trip on TripAdvisor; Facebook integration including Facebook Connect and Open Graph, which allows travelers to see their friend's travel experiences on TripAdvisor and share their own content with their friend network; and friend-of-a-friend review highlighting, which expands the number of friend-connected reviews a user will see; hotel "style" buttons, which make it easier for users to find the right hotel for their particular travel needs. We are also continuing to invest heavily in the rapidly growing mobile channel, releasing 60 new mobile city guides this past year to bring coverage up to 80 of the most popular cities globally; adding menus to restaurant pages and bookable tickets to attractions pages; releasing hotel pricing and availability improvements; and integrating Facebook login into our industry-leading mobile websites as well as tablet and smartphone applications

that are currently available in 20 languages. Our innovation also extends to content syndication and review collection partnerships, as we leverage our technology and content for the benefit of other websites. In addition, we expend significant efforts with respect to manual and electronic fraud detection in order to maintain the quality and authenticity of user reviews, and have clear posting guidelines for user content submission.

- ***Global Reach***. We maintain a global presence both through the reach of our global portfolio of 30 websites and through our in-market staffing in more than ten countries. We have TripAdvisor branded websites in 30 countries and 21 languages at December 31, 2012, including in China under the brand daodao.com. We have over 120 million review translations, and we are committed to continuing to improve the in-country user experience and the local content coverage for all of our points-of-sale. As of December 31, 2012, we had approximately 650 employees based outside of the United States. We believe that our core TripAdvisor platform and many of our other brands are uniquely positioned to appeal to travelers globally, in that they strive to provide universally-relevant content and community.

Our Strategy

In expanding our global reach, we leverage significant investments in technology, operations, brand-building, and advertiser and other partner relationships. For example, we are able to aggregate a large base of consumer reviews, in a variety of languages, across our global core platform. We expect to continue leveraging this investment when launching additional points of sale in new countries, introducing new product features and adding new business model offerings.

- ***Investment in Technology.*** We believe that our ability to continue to innovate by providing additional functionality to our main Internet sites, while at the same time continuing to extend that functionality to additional platforms such as smartphones and tablets, will enable us to continue providing an industry-leading user experience. We have a strong culture of speed-to-market with our innovations. By innovating and releasing updates quickly, we believe that we can continue to grow our site visitors and over 75 million reviews and opinions, increase revenue and effectively compete with our competitors.
- ***Social Platform.*** We intend to continue to expand our social integration and member acquisition efforts with social media, including Facebook, Twitter and other social sharing platforms. We believe that this integration will enable us to continue to grow and maintain engagement with our user base and increase our content. For example, when searching for a hotel on TripAdvisor, users can see which hotels their Facebook friends and friends-of-friends have visited and reviewed. Users can share their reviews and ratings with their friends and publish their activity to their timelines. Users can also update their travel map and rate new experiences on Facebook.
- ***Metasearch.*** We have offered a flight metasearch product since 2009 expanding internationally to 19 points of sale in 2012. In 2012, we invested in building a hotel metasearch product for our smartphone platforms and we currently plan to roll out our hotel metasearch product on our desktop and tablet platforms during the next three to six months. A metasearch display is an interface that shows hotel or flight availability and pricing information from multiple sources, without requiring the user to visit another website. We expect to continue to develop our metasearch capabilities, because we believe that by showing users real-time pricing and availability wherever possible across our global points of sale, we can provide a better user experience while delivering highly qualified leads to our advertising partners.
- ***Investment in Search Engine Marketing***. One of the ways that we look to penetrate new markets is to leverage our expertise in search engine marketing, or SEM. SEM is a form of Internet marketing that involves the promotion of websites by increasing their visibility in search engine results pages through the use of paid placement, contextual advertising, and paid inclusion. In certain markets we may bid on keywords to break even or at a loss in order to drive traffic, build our brand, gain more users to our product, collect content and scale more quickly. We think SEM is an important channel because it delivers a significant number of brand impressions and can be a cost-effective method to get people to try our sites.

- ***Enhance International Offerings***. We are focused on strengthening our broad global footprint. We are continuing to improve localization and grow our user base in Europe, Asia and South America, especially in emerging markets, such as Brazil, Russia and China. These and the other newer sites in Asia-Pacific represent a longer-term opportunity for us. We believe that China represents a large international opportunity for our business. We currently have two lead product offerings in the Chinese market—DaoDao and Kuxun—both headquartered in Beijing. We continue to invest heavily and operate at a loss in the Chinese market.
- ***Acquisitions***. We have a history of successfully acquiring and integrating companies that expand our footprint either geographically or in market sectors that are complementary to our flagship properties. We intend to continue to seek acquisition targets.

Business Model

We derive substantially all of our revenue from the sale of advertising, primarily through click-based advertising and, to a lesser extent, display-based advertising. The remainder of our revenue is generated through a combination of subscription-based offerings, selling room nights on our transactional sites SniqueAway and Tingo, and other revenue including content licensing. In the year ended December 31, 2012, we earned $588 million of revenue from click-based advertising, $94 million in revenue from display-based advertising and $81 million in revenue from subscription-based offerings, transaction revenue and other revenue.

- ***Click-Based Advertising Revenue***. Our largest source of revenue is click-based advertising, which includes links to our partners' booking sites and contextually-relevant branded and unbranded textlinks. Our click-based advertising partners are predominantly online travel agencies and direct suppliers in the hotel, airline and cruise product categories. Click-based advertising is generally priced on a cost-per-click, or CPC, basis, with payments from advertisers based on the number of users who click on each type of link. Most of our click-based advertising contracts can be terminated by the advertisers at will or on short notice.
- ***Display-Based Advertising Revenue***. We earn revenue from a variety of display-based advertising placements on our websites through which our advertising partners can promote their brands in a contextually-relevant manner. While our display-based advertising clients are predominately direct suppliers in the hotel, airline and cruise categories and online travel agencies, we also accept display advertising from marketing organizations, casinos, resorts and attractions, as well as advertisers from non-travel categories. We generally sell our display-based advertising on a cost per thousand impressions, or CPM, basis. Our display-based advertising products also include a number of custom-built products including the sponsorship of certain site features and functionality, as well as certain customized co-branded features.
- ***Subscription-Based, Transaction and Other Revenue***. We offer advertising via a subscription model that is sold for a flat fee per time period. Managed by our TripAdvisor for Business division, this advertising product, Business Listings, is currently offered to hotels, B&Bs and other specialty lodging properties and allows subscribers to list a website URL, email address and phone number on TripAdvisor-branded websites as well as to post special offers for travelers. Our Vacation Rentals product allows individual vacation property owners and property managers to pay a subscription fee to list properties on our Holiday Lettings and FlipKey websites, as well as on select TripAdvisor-branded websites. Other sources of revenue include selling room nights on our transactional sites, SniqueAway and Tingo, as well as content licensing arrangements with third-party sites.

Strategic Relationships

Click-Based Advertisers

We have click-based advertising relationships with the vast majority of the leading online travel agencies globally as well as a variety of other travel suppliers pursuant to which these companies purchase traveler leads from us, generally on a CPC basis. For the year ended December 31, 2012, approximately $204 million, or 27%, of our total revenue was derived from Expedia businesses. At the time of the spin-off from Expedia, or the Spin-Off, new commercial arrangements with Expedia-owned brands, including Expedia.com and Hotels.com were implemented. For a discussion of these commercial arrangements, see "Note 16—*Related Party Transactions*" in the notes to our consolidated and combined financial statements. For the year ended December 31, 2012, our two most significant advertising customers accounted for a combined 48% of total revenue. These and our other click-based advertising relationships are strategically important to us and most can be terminated by the advertiser at will or on short notice.

Content-Related Partnerships

We have a content licensing program utilized by over 575 partners across the world, including hotel chains, online travel agents, tourist boards, airlines and media sites. TripAdvisor also distributes its content through self-service HTML widgets, which are used on the websites of hotels, restaurants, attractions and destination marketing organizations. These products, which are available at no cost in the TripAdvisor Management Center, allow businesses and destinations to promote themselves by displaying their TripAdvisor ratings, reviews and awards. TripAdvisor widgets are presently found on more than 70,000 unique domains around the globe, reaching over 300 million people per month. Partners benefit from our user-generated content, such as reviews, ratings, photos and traveler forums. In addition we power review collection for a growing number of partners such as Accor Hotels, Wyndham Hotel Group and Easytobook.com, enabling them to proactively collect reviews from their own customers post-stay in their own branded environment. We have also developed partnerships with mobile carriers and device manufacturers.

Syndication Partners

We also syndicate our click-based advertising to third-party websites. The largest such syndication relationship is with Yahoo! Travel Guides, pursuant to which we provide "show prices" advertising on the Yahoo! Travel Guides' hotel pages.

Marketing and Promotions

Our marketing programs are intended to build and maintain the value of our brands, promote consumer engagement and contributions, drive qualified clicks to our partners and strategically position our brands in the market. Our long-term success depends on our continued ability to maintain and increase the overall number of consumers flowing through our brand in a cost-effective manner, as well as our ability to attract consumers who will share their own content from their trips. Our marketing channels include SEM and search engine optimization. We also utilize customer relationship marketing in which we send relevant and engaging traveler communications to our members via email. We have a robust global public relations program that yields placements on a constant basis in major print and online publications. We continue to look for new ways to build brand awareness and expand new channels, which may include traditional media and social media channels including Facebook and Twitter to deepen customer engagement. We syndicate our content so that other sites can feature TripAdvisor branding and content. Lastly, marketing and product development initiatives are closely tied. We are constantly creating helpful features and functionality so that our consumers can discover more relevant travel and review content that they want to talk about and share with their friends.

Operations and Technology

We have assembled a team of highly skilled software engineers, computer scientists, data scientists, network engineers, and systems engineers whose expertise spans a broad range of technical areas, including a wide variety of open source operating systems, databases, languages, analytics, networking, scalable web architecture, operations, and warehousing technologies. We make significant investments in product and feature development, data management and personalization technologies, scalable infrastructures, networking, data warehousing, and search engine technologies. The TripAdvisor branded websites are powered primarily using Java programming language.

Our systems infrastructure, web and database servers for TripAdvisor branded websites are housed at two geographically separate facilities and have multiple communication links as well as continuous monitoring and engineering support. Each facility is fully self-sufficient and operational with its own hardware, networking, software, and content, and is structured in an active/passive, fully redundant configuration. Substantially all of our software components, data, and content are replicated in multiple datacenters and development centers, as well as being backed up at offsite locations. Our systems are monitored and protected though multiple layers of security. Several of our individual subsidiaries and businesses, including our subsidiaries in China, have their own data infrastructure and technology teams.

Competition

We face competition for users, advertisers and travel reviews. Our primary competitors include large search engines, such as Google, Microsoft's Bing, Yahoo! and Baidu, and online travel agencies such as Expedia and Priceline, and their respective subsidiaries. We also compete with a wide range of other companies, including, among others, Facebook, Inc., Airbnb, Inc., Ctrip.com International, Ltd., HolidayCheck AG, HomeAway.com, Inc., Kayak Software Corporation, Qunar.com Information Technology Co. Ltd., trivago GmbH and Yelp, Inc. Certain of the companies we do business with, including some of our click-based advertising partners, are also our competitors. The consolidation of our competitors and partners, including Expedia (through its investment in trivago) and Priceline (through its announced acquisition of Kayak), may affect our competitiveness and partner relationships. As the market evolves for online travel content and the technology supporting it, including new platforms such as smartphone and tablet computing devices, we anticipate that the existing competitive landscape will change and new competitors may emerge.

Competition for Content and Travel Reviews

We are the world's largest global platform for travel-related reviews and opinions. We face competition in the travel review space from online travel agencies, such as Expedia and Priceline and their respective subsidiaries, which solicit reviews from travelers who book travel on their websites. Moreover, networks with significant installed user bases such as Google (for example, via Google + Local and Google Hotel Finder) have begun to, and other networks or platforms, like Facebook, could choose to, compete more directly with us by attracting and accumulating user-generated travel reviews and opinions or may pursue the acquisition of travel-related content directly from consumers.

Competition for Users

In the competition to attract users, we rely on our ability to acquire traffic through offline brand recognition and brand-direct efforts such as email and online search, whether unpaid or paid. Unpaid search is sometimes referred to as search engine optimization, or SEO, which is the practice of developing websites with relevant and current content that rank well in "organic," or unpaid, search engine results. SEO can be affected by a number of factors including competitive site content, changes to our website architecture and page designs, changes to search engine ranking algorithms, or changes to display ordering in search engine results such as preferred placement for internal products offered by search engines. SEM is a form of Internet marketing that involves the promotion of websites by increasing their visibility in search engine results pages through the use of paid placement, contextual advertising, and paid inclusion. SEM is a competitive marketplace with competitors continually updating their traffic acquisition strategies and economic models across a large number of keywords and markets.

Competition for Advertisers

We compete with search engines, such as Google, Bing, and Yahoo!, online media companies and ad networks, as well as offline advertising sources, such as television and print media, for travel supplier, online travel agency and other travel-related advertising budgets. These competitors have large client bases and significantly greater resources than we have and competition from these parties could cause us to lose advertising customers or shares of advertising expenditures. However, we believe that our large audience of highly-qualified, highly-engaged users makes TripAdvisor an important strategic buy for online travel agents and hotel partners.

Intellectual Property

Our intellectual property, including patents, trademarks, copyrights, domain names, trade dress, proprietary technology and trade secrets, is an important component of our business. We rely on our intellectual property rights in our content, proprietary technology, software code, ratings indexes, databases of reviews and forum content, images, videos, graphics and brands. We have acquired some of our intellectual property rights through licenses and content agreements with third parties. These licenses and agreements may place restrictions on our use of the intellectual property.

We protect our intellectual property by relying on our terms of use, confidentiality procedures and contractual provisions, as well as on international, national, state and common law rights. In addition, we enter into confidentiality and invention assignment agreements with employees and contractors, and confidentiality agreements with other third parties. We protect our brands by pursuing the trademark registration of our core brands, such as TripAdvisor and the Owl Logo, maintaining our trademark portfolio, securing contractual trademark rights protection when appropriate, and relying on common law trademark rights when appropriate. We also register copyrights and domain names as deemed appropriate. Additionally, we protect our trademarks, domain names and copyrights with an enforcement program and the use of intellectual property licenses.

We have considered, and will continue to consider, the appropriateness of filing for patents to protect future inventions, as circumstances may warrant. However, many patents protect only specific inventions and there can be no assurance that others may not create new products or methods that achieve similar results without infringing upon patents owned by us.

Regulation

We are subject to a number of United States federal and state and foreign laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, libel, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online payment services. In particular, we are subject to United States federal and state and foreign laws regarding privacy and protection of user data. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. United States federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations is often uncertain, particularly in the new and rapidly-evolving industry in which we operate. There are also a number of legislative proposals pending before the United States Congress, various state legislative bodies, and foreign governments concerning data protection which could affect us. For example, a revision to the 1995 European Union Data Protection Directive is currently being considered by legislative bodies that may include more stringent operational requirements for data processors and significant penalties for non-compliance.

In addition, we provide advertising data and information and conduct marketing activities that are subject to United States federal and state consumer protection laws that regulate unfair and deceptive practices, domestically and internationally. The United States and European Union have begun to adopt legislation that regulates certain aspects of the Internet, including online editorial and user-generated content, user privacy, behavioral targeting and online advertising, taxation, and liability for third-party activities.

United States federal, state and foreign governments are also considering alternative legislative and regulatory proposals that would increase regulation on Internet advertising. It is impossible to predict whether new taxes or regulations will be imposed on our services, and whether or how we might be affected. Increased regulation of the Internet could increase the cost of doing business or otherwise materially adversely affect our business, financial condition or operational results.

Segment and Geographic Areas

We have one reportable segment. Segment and geographical information is contained in "Note 17—*Segment Information*" in the notes to our consolidated and combined financial statements.

Employees

As of December 31, 2012, we had approximately 1,575 employees. Of these employees, approximately 925 were based in the United States. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We believe that relations with our employees are good.

Seasonality

Expenditures by travel advertisers tend to be seasonal. Traditionally, our strongest quarter has been the third quarter, which is a key travel research period, with the weakest quarter historically being the fourth quarter. However, adverse economic conditions or continued growth of our international operations with differing holiday peaks may influence the typical trend of our seasonality in the future.

Additional Information

Company Website and Public Filings

We maintain a corporate website at www.tripadvisor.com. Except as explicitly noted, the information on our website, as well as the websites of our various brands and businesses, is not incorporated by reference in this Annual Report on Form 10-K, or in any other filings with, or in any information furnished or submitted to, the SEC.

We make available, free of charge through the Investor Relations section of our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the SEC.

Code of Ethics

We post our code of business conduct and ethics, which applies to all employees, including all executive officers, senior financial officers and directors, on our corporate website at www.tripadvisor.com. Our code of business conduct and ethics complies with Item 406 of SEC Regulation S-K and the rules of NASDAQ. We intend to disclose any changes to the code that affect the provisions required by Item 406 of Regulation S-K, and any waivers of the code of ethics for our executive officers, senior financial officers or directors, on our corporate website.

Item 1A. Risk Factors

An investment in our Common Stock involves risks. You should consider carefully the risks described below together with all of the other information included in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements that contain risks and uncertainties. Please refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements" on page 1 of this Annual Report on Form 10-K in connection with your consideration of the risk factors and other important factors that may affect future results described below.

If we or our partners are unable to successfully monetize our user traffic, or if our partners choose not to advertise with us, or choose to reduce their spending with us, our financial performance could be materially adversely affected.

Even if we succeed in driving traffic to our websites, neither we nor our partners may be able to monetize this traffic or otherwise retain consumers. We maintain relationships with our click-based advertising partners, predominantly online travel agencies and direct suppliers in the hotel and airline product categories, and include their data and content in our search results. The loss of existing relationships with our partners, or an inability to continue to add new ones, may result in our hotel metasearch display providing incomplete pricing, availability and other information, which could reduce user confidence and have an adverse impact on traffic. A metasearch product is an interface that displays availability and pricing information from multiple sources on one page. Our revenues are based significantly on CPC pricing and volume of clicks by our users. We expect that click volume may decrease as a result of our transition to hotel metasearch display, but that CPC pricing levels will rise. To the extent that the expected increase in CPC pricing levels does not sufficiently offset the expected drop in click volume, our financial performance may be materially adversely affected. We cannot guarantee that our partners will continue to advertise with us. If our partners choose not to advertise with us, or choose to reduce their spending with us, our financial performance may be materially adversely affected.

If we are unable to continue to increase visitors to our websites and to cost-effectively convert these visitors into repeat users or contributors, our advertising revenue could decline.

The primary asset that we use to attract traffic to our websites and convert these visitors into repeat users is the content created by users of our websites, particularly such content's volume, unique nature and organization. Our success in attracting users depends, in part, upon our continued ability to collect, create, organize and distribute high-quality, commercially valuable content in a cost-effective manner at a scale that connects consumers with content that meets their specific interests and enables them to share and interact with the content and supporting communities. There can be no assurances that we will continue to receive content in a cost-effective manner or in a manner that timely meets rapidly changing consumer demand, if at all. Any failure to obtain such content could adversely affect user experiences and reduce traffic driven to our websites, which would make our websites less attractive to advertisers. Any change in the cost structure pursuant to which we obtain our content currently, or in travelers' relative appreciation of user-based versus expert content, could negatively impact our business and financial performance.

Our businesses could be negatively affected by changes in search engine algorithms and dynamics, or search engine disintermediation.

We rely heavily on Internet search engines such as Google, including through the purchase of travel-related keywords, to generate traffic to our websites. We obtain a significant amount of traffic via search engines and, therefore, utilize techniques such as SEO and SEM to improve our placement in relevant search queries. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects our paid or unpaid search ranking, or if competitive dynamics impact the effectiveness of SEO or SEM in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our SEO and SEM strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic.

In addition, to the extent that Google (including Google + Local and Google Hotel Finder) and) Bing (including Bing Travel), or other leading search or metasearch engines that have a significant presence in our key markets, disintermediate online travel agencies or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business and financial performance. For example, during 2011, Google completed its acquisition of flight search technology company ITA Software and separately made changes to its hotel search results, including both expanding and promoting the use of Google + Local. To the extent these actions have a negative effect on our search traffic, our business and financial performance could be adversely affected.

Declines or disruptions in the travel industry could adversely affect our businesses and financial performance.

Our businesses and financial performance are affected by the health of the worldwide travel industry. Travel expenditures are sensitive to personal and business discretionary spending levels and tend to decline or grow more slowly during economic downturns. Decreased travel expenditures could reduce the demand for our services, thereby causing a reduction in revenue.

Most recently, beginning in 2008, domestic and global economic conditions deteriorated rapidly, resulting in increased unemployment and a reduction in available budgets for both business and leisure travelers, which slowed spending on the services that we provide. The global economy remains in a fragile state and may be adversely impacted by a number of negative economic developments including defaults on government debt, significant increases in fuel and energy costs, tax increases and other matters that could reduce discretionary spending, continued tightening of credit markets, further declines in consumer confidence, and policy missteps. Further weakness in the global economy could create uncertainty for travelers and suppliers, and result in reduced spending by advertisers. These conditions could have a material adverse impact on our business and financial performance.

We derive substantially all of our revenue from advertising and any significant reduction in spending by advertisers could harm our business.

Most of our advertisers can generally terminate their contracts with us at any time or on very short notice. Advertisers will not continue to do business with us if their investment in such advertising does not generate sales leads, customers, bookings, or revenue and profit on a cost-effective basis, or if we do not deliver advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they will likely stop placing ads on our websites, which would harm our revenues and business. In addition, we cannot guarantee that our current advertisers will fulfill their obligations under existing contracts, continue to advertise beyond the terms of existing contracts or enter into any additional contracts with us.

Expenditures by advertisers also tend to be cyclical, subject to variation based on budgetary constraints, project cancellation or delay, and to reflect overall economic conditions and buying patterns. If we are unable to generate advertising revenue due to factors outside of our control, our business and financial performance would be adversely affected.

Click-based advertising accounts for the majority of our advertising revenue. Any changes we make to our business model, including a transition to a hotel metasearch display, may impact our advertising revenue in ways that we do not expect. If our partners do not receive the benefits they expect from their advertising spend with us, they may reduce their spending. In addition, if new, more effective advertising models were to emerge, there can be no assurance that we will have the ability to offer these models, or offer them in an effective manner. To the extent new technology platforms, such as smartphone and tablet computing, begin to take market share from established platforms, there can be no assurance that our existing advertising models will operate successfully on these new platforms, or work as effectively as on the desktop computer platform.

Furthermore, our CPC pricing for click-based advertising depends, in part, on competition between advertisers. If our large advertisers become less competitive with each other, merge with each other or with our competitors, focus more on per-click profit than on traffic volume, or are able to reduce CPCs, this would have an adverse impact on our CPCs which would, in turn, have an adverse effect on our business, financial condition and results of operations.

We rely on a relatively small number of significant advertisers and any reduction in spending by or loss of those advertisers could seriously harm our business.

We derive a substantial portion of our revenue from a relatively small number of significant advertisers. If any of our significant advertisers were to cease or to significantly curtail advertising on our websites, we could experience a rapid decline in our revenue over a relatively short period of time. For example, for the year ended December 31, 2012, our two most significant advertising customers accounted for a combined 48% of total revenue.

Changes we make to our user experience and business model may not yield the benefits we expect and may have adverse impacts that we did not anticipate.

We are continually working to improve our user experience and business model in order to drive user traffic and conversion rates. We can give no assurances that the changes we make will yield the benefits we expect and will not have adverse impacts that we did not anticipate. If we reverse any of the changes we make to our user experience or business model we may incur additional costs, reputational harm and a decline in user traffic and advertising revenue.

Our success depends upon the acceptance, and successful measurement, of online advertising as an alternative to offline advertising.

We believe that a significant discrepancy exists between the percentage of the advertising market allocated to online advertising and the percentage of consumer time spent on online media consumption as opposed to offline advertising and media consumption. Long-term growth of our business will depend heavily on this distinction between online and offline advertising narrowing or being eliminated, which may not happen in a manner or to the extent that we currently expect. We compete with traditional media for advertising dollars, in addition to websites with higher levels of traffic. If online advertising ceases to be an acceptable alternative to offline advertising, our business, financial condition and results of operations will be negatively impacted.

Because the online marketing industry is relatively new and rapidly evolving, it uses different methods than traditional media to gauge its effectiveness. Some of our potential customers have little or no experience using the Internet for advertising and marketing purposes and have allocated only limited portions of their advertising and marketing budgets to the Internet. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and evaluating new advertising and marketing technologies and services. As a result, we are continually evaluating changes to aspects of our business model to keep pace with the expectations of users and advertisers, and these changes may not yield the benefits we expect. In particular, we are dependent on our clients' adoption of new metrics to measure the success of online marketing campaigns. We may also experience resistance from traditional advertising agencies who may be advising our clients. Any lack of growth in the market for various online advertising models could have an adverse effect on our business, financial condition and results of operations.

In addition, if advertisers materially change their transaction attribution models or their return on investment calculations and/or increase their return on investment targets with respect to online advertising in general, or TripAdvisor traffic in particular, they might reduce the prices they are willing to pay for our advertising products, which would have an adverse effect on our business, financial condition and results of operations.

We may experience difficulty in achieving meaningful consumer adoption of, and creating a viable advertising market via, our applications for smartphone computing devices, which could harm our business.

In general, our content was originally designed for users accessing the Internet on a desktop or laptop computer. The number of people who access the Internet through devices other than personal computers has increased substantially in the last few years. Although we have developed services and applications to address the smaller screens, and less convenient typing capabilities of these devices, the efficacy of the smartphone advertising market is still developing. Moreover, if our smartphone computing services prove to be less effective for users seeking to research travel through these devices or less economically attractive for advertisers and the smartphone segment of Internet traffic grows at the expense of traditional computer and tablet Internet access, we may experience difficulty attracting and retaining traffic and, in turn, advertisers, on these platforms. Additionally, as new devices and new platforms are continually being released, it is difficult to predict the challenges that we may encounter in developing versions of our offerings for use on these alternative devices, and we may need to devote significant resources to the creation, support, and maintenance of our services on such devices. To the extent that revenue generated from advertising placed on smartphone computing devices becomes increasingly more important to our business and we fail to adequately evolve and address this market, our business and financial performance could be negatively impacted.

We rely on the value of our brand and consumer trust in our brand, and the costs of maintaining and enhancing brand awareness are increasing.

We invest in our brand in order to retain and expand our customer base and expect these investments to continue, or even increase, as a result of a variety of factors, including increased spending from competitors, the increasing costs of supporting multiple brands, expansion into geographies and products where our brands are less well known, inflation in media pricing, including SEM keywords, and the continued emergence and relative traffic share growth of search engines and metasearch engines as destination sites for travelers. We expect to continue to invest in, and devote resources to, advertising and marketing, as well as other brand building efforts to preserve and enhance consumer awareness of our brands. Such efforts may not maintain or enhance consumer awareness of our brands, and, even if we are successful in our branding efforts, such efforts may not be cost-effective, or as efficient as they have been historically. If we are unable to maintain or enhance consumer awareness of our brands or to generate demand in a cost-effective manner, it would have a material adverse effect on our business and financial performance.

We face competition from companies and websites that collect travel-related content, which could divert traffic from our websites causing financial harm to us.

We may face increased competition to the extent that competitors pursue a strategy to maximize the creation of commercially valuable online content at significant scale. For example, if any of the large search engines, online travel agencies or other companies chose to compete more directly with us in the travel review space, we may face loss of business or other adverse financial consequences since those entities generally possess significantly greater consumer bases, financial resources, distribution channels and patent portfolios. For example, Google + Local, with its aggregated reviews and local recommendations, competes with us. Further, Google's access to more comprehensive data regarding user search queries through its search algorithms gives it a significant competitive advantage over other companies in the industry, including us. If this data is used competitively by Google, sold to online publishers or given away for free, our business may face increased competition from companies, including Google, with substantially greater resources, brand recognition and established market presence. Facebook may also compete with us in new and unknown ways. For example, if significant numbers of users adopt Facebook's newly released Graph Search to get travel recommendations, it could have the effect of reducing traffic and user engagement on TripAdvisor. We could also face competition from online travel agents that may be in a position to accumulate and develop a comprehensive offering of travel-related reviews and resources. The barriers to entry for these companies may be limited given their access to travel-related information and relationships with consumers. If online travel agents were to more aggressively pursue our market, the number of visitors to our websites may be negatively affected, which would, in turn, negatively impact our community and ability to collect content and also to reduce our ability to attract advertisers. Online travel agents are also a meaningful source of revenue for us, so if in competing with us, these companies decide to reduce or eliminate their business with us, and it could significantly impact our results of operations and financial condition. Any of these competitors may announce new products, services or enhancements that attract users.

Many of our competitors have significantly greater financial, technical, marketing and other resources compared to us as well as large client bases. In addition, we compete with newspapers, magazines and other traditional media companies that provide offline and online advertising opportunities. We expect to face additional competition as other established and emerging companies enter the travel advertising market. Certain of the companies we do business with, including some of our click-based advertising partners, are also our competitors. The consolidation of our competitors and partners, including Expedia (through its investment in trivago) and Priceline (through its announced acquisition of Kayak), may affect our relative competitiveness and our partner relationships. Competition and consolidation could result in higher traffic acquisition costs, reduced margins on our advertising services, loss of market share, reduced customer traffic to our websites and reduced advertising by travel companies on our websites. For example, Google (through its launch of Google Hotel Finder, acquisition of ITA Software, evolution and expansion of Google + Local and preferred top placement of Places results in Google organic travel search results), Microsoft's Bing (through its launch of Bing Travel), have each taken steps to appeal more directly to travel customers, which could lead to diversion of customer traffic to their own websites or those of a favored partner, or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost, or at all. Competition in our industry may result in pricing pressure, loss of market share or decreased member engagement, any of which could adversely affect our business and financial performance.

As a distributor and host of Internet content, we face potential liability and expense for legal claims based on the nature and content of the materials that we distribute or create, or that are accessible via our websites.

As a distributor and host of original content and user-generated content, we face potential liability based on a variety of theories, including defamation, libel, negligence, copyright or trademark infringement or other legal theories based on the nature, creation or distribution of this information, and under various laws, including the Lanham Act, the Copyright Act, the Federal Trade Commission Act, the Digital Millennium Copyright Act, Section 230 of the Communications Decency Act, and the European Union E-Commerce Directive. We may also be exposed to similar liability in connection with content that users post to our websites through forums, blogs, comments, and other social media features. In addition, it is possible that visitors to our websites could make claims against us for losses incurred in reliance upon information provided via our websites. These claims, whether brought in the United States or abroad, could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merit of these claims. If we become subject to these or similar claims and are not successful in our defense, we may be forced to pay substantial damages. There is no guarantee that we will avoid future liability and potential expenses for legal claims based on the content available on our websites. Should the content distributed through our websites violate the rights of others or otherwise give rise to claims against us, we could be subject to substantial liability, which could have a negative impact on our business and financial performance.

Loss of trust in our brand would harm our reputation and adversely affect our business, financial condition and results of operations. Our success depends on attracting a large number of users to our websites, and retaining such users, and providing leads and clicks to advertisers. In order to attract and retain users, we must remain a valuable source of travel advice. Because of our reliance on user-generated content, we must continually manage and monitor our content and detect incorrect or fraudulent information. For example, hotels, hotel competitors, or others, in an attempt to improperly influence a hotel's reviews and rankings, sometimes write and submit fraudulent or otherwise misleading reviews. If a significant amount of inaccurate or fraudulent information were not detected and removed by us in a timely manner, or if a significant amount of information was deemed by users or the media to be inaccurate or fraudulent, our brand, business and reputation could be harmed. Any damage to our reputation could harm our ability to attract and retain users, employees and advertisers, which would adversely affect our business and financial performance. In addition, significant adverse news reports or media, industry or consumer coverage of us would reflect poorly on our brands and could have an adverse effect on our business and financial performance.

We are dependent upon the quality of traffic in our network to provide value to online advertisers, and any failure in our quality control could have a material adverse effect on the value of our websites to our advertisers and adversely affect our revenue.

We use technology and processes to monitor the quality of and to identify any anomalous metrics associated with, the Internet traffic that we deliver to online advertisers. These metrics may be indicative of low quality clicks such as non-human processes, including robots, spiders or other software; the mechanical automation of clicking; and other types of invalid clicks or click fraud. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic, or traffic that online advertisers deem to be invalid, will be delivered to such online advertisers. As a result, we may be required to credit amounts owed to us by our advertisers. Furthermore, low-quality or invalid traffic may be detrimental to our relationships with advertisers, and could adversely affect our advertising pricing and revenue.

New technologies could block our ads, which would harm our business.

Technologies have been developed that can block the display of online ads and that provide tools to users to opt out of some web-based advertising products. We derive most of our revenues from fees paid to us by advertisers in connection with the display of ads on web pages for our users. As a result, these technologies and tools could adversely affect our business and financial performance.

Unfavorable media coverage could negatively affect our business.

We receive significant media coverage in our various geographic markets. Unfavorable publicity regarding, for example, our privacy practices, product changes, the accuracy of user-generated content, product quality, litigation or regulatory activity could adversely affect our reputation with our site users and our advertisers. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could adversely affect our business and financial results.

If we do not continue to innovate and provide tools and services that are useful to travelers, we may not remain competitive, and our business and financial performance could suffer.

Our success depends in part on continued innovation to provide features and services that make our websites and smartphone and tablet computing applications useful for travelers. Our competitors are continually developing innovations in online travel-related services and features. If we are unable to provide quality features and services that travelers want to use, then travelers may become dissatisfied and use a competitor's offerings. If we are unable to continue offering innovative products and services, we may be unable to attract additional users, which could adversely affect our business and financial performance.

Our culture emphasizes rapid innovation and prioritizes user engagement over short-term financial results.

We have a culture that encourages employees to quickly develop and release new and improved products, which may at times result in unintended consequences or decisions that are poorly received by users or advertisers. Our culture also prioritizes user engagement, or website "stickiness," over short-term financial results. We have taken actions in the past and may continue to make product decisions going forward that have the effect of reducing our short-term revenue or profitability if we believe that the decisions benefit the aggregate user experience and/or conversion rates and CPC pricing, and will thereby improve our financial performance over the long-term. The short-term reductions in revenue or profitability could be more severe than we anticipate. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with users and advertisers, and our business and results of operations could be harmed. For example, if our hotel metasearch product is not embraced by our users or advertising partners, our business and financial results could be adversely affected.

We may not be able to successfully expand into the vacation rental marketplace.

We offer vacation rental services through our U.S.-based FlipKey and U.K.-based Holiday Lettings businesses, as well through various partnerships. The online vacation rental market is relatively new and is rapidly evolving, and limited data is currently available regarding the market and industry. Our vacation rental services may not succeed, and, even if successful, our revenues may not increase. These new services could also increase our operating costs. Furthermore, a larger competitor exists in the vacation rental space, with significantly more users and listed properties, and new competitors with significant financial resources are continually emerging. If property owners and managers do not perceive the benefits of marketing their properties online or marketing their properties with several intermediaries, then the market for our services may not develop as expected, or it may develop more slowly than expected, either of which would slow the growth of our business and revenues.

Growth in use of TripAdvisor through our smartphone products as a substitute for use on personal computers and tablets may negatively affect our revenue and financial results.

We anticipate that the rate of growth in smartphone and tablet users will continue to exceed the growth rate of our overall users for the foreseeable future, in part due to our focus on developing smartphone and tablet products to encourage usage of TripAdvisor. Although the substantial majority of smartphone users also access and engage with our websites on personal computers and/or tablets, where we display advertising, our users could decide to increasingly access our products primarily through smartphone devices. We do not currently display graphic advertising on smartphones and our smartphone monetizing strategies are still developing. If users continue to increasingly access our smartphone products as a substitute for access through personal computers and/or tablets, and if we are unable to successfully improve monetization strategies for our smartphone users, our revenue and financial results may be negatively affected.

We may be subject to claims that we violated intellectual property rights of others, which claims are extremely costly to defend and could require us to pay significant damages and limit our ability to operate.

Companies in the Internet and technology industries, and other patent and trademark holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have received in the past, and may in the future receive, notices that claim we have misappropriated or misused other parties' intellectual property rights. There may be intellectual property rights held by others, including patents, copyrighted works and/or trademarks, which cover significant aspects of our technologies or content. Any intellectual property claim against us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert management's attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology or content found to be in violation of another party's rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, or content, which could require significant effort and expense and make us less competitive in the relevant market. Any of these results could harm our business and financial performance.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

We are party to a term loan in the amount of $400 million, as well as a revolving credit facility of $200 million. These arrangements may limit our ability to secure significant additional financing in the future on favorable terms. Our ability to secure additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control.

In addition, we may be unable to secure additional financing or financing on favorable terms, or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time (if any). Furthermore, if financing is not available when needed or is not available on favorable terms, we may be unable to issue or repurchase equity, develop new or enhanced existing services, complete acquisitions or otherwise take advantage of business opportunities, any of which could have a material adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, our stockholders may experience significant dilution.

We have significant indebtedness, which could adversely affect our business and financial condition.

The face value of our term loan totals $400 million. Risks relating to our indebtedness include:

- Increasing our vulnerability to general adverse economic and industry conditions;
- Requiring us to dedicate a portion of our cash flow from operations to principal and interest payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
- Making it more difficult for us to optimally capitalize and manage the cash flow for our businesses;
- Limiting our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;
- Possibly placing us at a competitive disadvantage compared to our competitors that have less debt;
- Limiting our ability to borrow additional funds or to borrow funds at rates or on other terms that we finds acceptable; and
- Exposing us to the risk of increased interest rates because our outstanding debt is expected to be subject to variable rates of interest.

In addition, it is possible that we may need to incur additional indebtedness in the future in the ordinary course of business. The terms of our term loan and revolving credit facility will allow us to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the risks described above could intensify.

The agreements that govern our credit facility contain various covenants that limit our discretion in the operation of our business and also require us to meet financial maintenance tests and other covenants. The failure to comply with such tests and covenants could have a material adverse effect on us.

We are party to a credit agreement providing for a revolving credit facility with a borrowing capacity of $200 million and a term of five years, as well as a five-year, $400 million term loan to TripAdvisor Holdings,

LLC. The agreements that govern the term loan and revolving credit facility contain various covenants, including those that limit our ability to, among other things:

- Incur indebtedness;
- Pay dividends on, redeem or repurchase our capital stock;
- Enter into certain asset sale transactions, including partial or full spin-off transactions;
- Enter into secured financing arrangements;
- Enter into sale and leaseback transactions; and
- Enter into unrelated businesses.

These covenants may limit our ability to optimally operate our business.

In addition, our term loan and revolving credit facility require that we meet certain financial tests, including an interest coverage test and a leverage ratio test.

Any failure to comply with the restrictions of our term loan credit facility may result in an event of default under the agreements governing such facilities. Such default may allow the creditors to accelerate the debt incurred under thereunder. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds (including periodic rollovers of existing borrowings).

Conflicts of interest, or the appearance of conflicts of interest, may develop between the management and directors of Expedia, on the one hand, and our management and directors, on the other hand.

Some members of the management and some directors of Expedia and TripAdvisor own both Expedia capital stock and our capital stock. In addition, Liberty Interactive Corporation controls the vote of approximately 56.6% of the combined voting power of our outstanding capital stock and also owns a significant number of shares of Expedia common stock. In addition, Mr. Diller serves as a director of TripAdvisor as well as Chairman and Senior Executive of Expedia. These circumstances could create, or appear to create, potential conflicts of interest when Expedia's and our directors and executive officers face decisions that could have different implications for Expedia and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Expedia and us regarding terms of the agreements governing the Spin-Off and our relationship with Expedia following the Spin-Off, including the separation agreement, the employee matters agreement, the tax sharing agreement, the transition services agreement between us and Expedia or any commercial agreements between us and Expedia. Potential conflicts of interest could also arise if we enter into commercial arrangements with Expedia in the future.

We have adopted "corporate opportunity" provisions in our amended and restated certificate of incorporation that generally provide that no officer or director of TripAdvisor who is also an officer or director of Expedia will be liable to TripAdvisor or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Expedia instead of TripAdvisor, or does not communicate information to TripAdvisor regarding a corporate opportunity that the officer or director has directed to Expedia. In addition, Expedia's amended and restated certificate of incorporation renounces any interest or expectancy in certain corporate opportunities, which generally have the effect that no officer or director of Expedia who is also an officer or director of TripAdvisor will be liable to Expedia or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to us instead of Expedia, or does not communicate information to Expedia regarding a corporate opportunity that the officer or director has directed to us. The corporate opportunity provisions may have the effect of exacerbating the risk of conflicts of interest between Expedia and us because the provisions effectively shield an overlapping director/executive officer from liability for breach of fiduciary duty in the event that such director or officer chooses to direct a corporate opportunity to us instead of to Expedia or vice versa.

If the Spin-Off, together with certain related transactions, were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes, we could be subject to significant tax liabilities.

As a condition to the completion of the Spin-Off, Expedia obtained a private letter ruling from the Internal Revenue Service, or the IRS, along with an opinion of counsel, satisfactory to the Expedia Board of Directors regarding the qualification of the Spin-Off, together with certain related transactions, as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and 368(a) (1) (D) of the Internal Revenue Code of 1986, as amended, or the Code. The IRS private letter ruling and the opinion of counsel were based on, among other things, certain facts, assumptions as well as the accuracy of certain representations, statements and undertakings that Expedia and we made to the IRS and to counsel. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if we or Expedia breach any of the covenants, the IRS private letter ruling and the opinions of counsel may be invalid.

Moreover, the IRS private letter ruling does not address all the issues that are relevant to determining whether the Spin-Off qualifies as a transaction that is generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS private letter ruling and/or the opinion of counsel, the IRS could determine that the Spin-Off should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the IRS private letter ruling or on which the opinion of counsel was based is false or has been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by any IRS ruling.

Under the tax sharing agreement between us and Expedia, we are generally required to indemnify Expedia for any taxes resulting from the Spin-Off (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by us described in the covenants in the tax sharing agreement, (ii) any acquisition of our equity securities or assets or those of a member of our group, or (iii) any failure of the representations with respect to us or any member of our group to be true or any breach by us or any member of our group of any covenant, in each case, which is contained in the separation documents or in the documents relating to the IRS private letter ruling and/or the opinion of counsel.

We may not be able to engage in desirable strategic transactions and equity issuances due to our tax sharing agreement with Expedia.

Our ability to engage in significant stock transactions could be limited or restricted after the Spin-Off in order to preserve the tax free nature of the Spin-Off to Expedia. U.S. federal income tax law provides that the Spin-Off would be taxable to Expedia, but not to its stockholders, if such Spin-Off is part of a "plan or series of related transactions" pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in us or Expedia. Acquisitions that occur during the four-year period that begins two years before the date of the Spin-Off are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the Spin-Off. U.S. Treasury regulations currently in effect generally provide that whether an acquisition and a spin-off are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several "safe harbors" for acquisitions that are not considered to be part of a plan or series of related transactions.

These rules will limit our ability during the two-year period following the Spin-Off to enter into certain transactions that might be advantageous to us and our stockholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, and, under certain limited circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired.

Under the tax sharing agreement, there are restrictions on our ability to take such actions that could cause the Spin-Off to fail to qualify as a tax free transaction prior to January 21, 2014.

In addition, a sale or disposition of the stock of Expedia or our stock by certain persons that own 5% or more of any class of our stock could disqualify the tax free status of the Spin-Off. Liberty Interactive Corporation and its affiliates own stock of TripAdvisor representing 56.6% by vote and 21.7% beneficial ownership. Accordingly, in evaluating our ability to engage in certain transactions involving our equity securities, it is possible that Expedia and we will need to take into account the activities of Liberty Interactive Corporation and its affiliates.

We rely on information technology to operate our business and maintain competitiveness, and any failure to adapt to technological developments or industry trends could harm our businesses.

We depend on the use of sophisticated information technologies and systems. As our operations grow in size and scope, we must continuously improve and upgrade our systems and infrastructure while maintaining or improving the reliability and integrity of our systems and infrastructure. Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our services in response to competitive service and product offerings. The emergence of alternative platforms such as smartphone and tablet computing devices and the emergence of niche competitors who may be able to optimize products, services or strategies for such platforms will require new investment in technology. New developments in other areas, such as cloud computing, could also make it easier for competition to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner.

If we fail to manage our growth effectively, our brand, results of operations and business could be harmed.

We have experienced rapid growth in our headcount and operations, which places substantial demands on management and our operational infrastructure. We intend to make substantial investments in our technology, sales and marketing and community management organizations. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, including employees in international markets, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our brand, results of operations and business.

Our international operations involve additional risks and our exposure to these risks will increase as our business expands globally.

We operate in a number of jurisdictions outside of the United States and intend to continue to expand our international operations. To achieve widespread acceptance in new countries and markets, we must continue to tailor our services and business model to the unique circumstances of such countries and markets, which can be difficult, costly and divert management and personnel resources. Failure to adapt practices and models effectively to each country into which we expand could slow our international growth.

We have businesses operating in China, which create particular risks and uncertainties relating to the laws in China. We operate in China under the brands daodao.com and kuxun.cn. The success of these businesses, and of any future investments in China, is subject to risks and uncertainties regarding the application, development and interpretation of China's laws and regulations.

The laws and regulations of China restrict foreign investment in areas including air-ticketing and travel agency services, Internet content provision, mobile communication and related businesses. Although we have established effective control of our Chinese businesses through a series of agreements, future developments in the interpretation or enforcement of Chinese laws and regulations or a dispute relating to these agreements could restrict our ability to operate or restructure these businesses or to engage in strategic transactions.

Other risks faced by us as a result of our international operations, including our operations in China, include:

- Political instability;
- Threatened or actual acts of terrorism;
- Regulatory requirements, including the Foreign Corrupt Practices Act and newly enacted U.K. Bribery Act, data privacy requirements, labor laws and anti-competition regulations;
- Ability to comply with additional U.S. laws applicable to U.S. companies operating internationally as well as local laws and regulations;
- Diminished ability to legally enforce contractual rights;
- Increased risk and limits on enforceability of intellectual property rights;
- Possible preferences by local populations for local providers;
- Restrictions on, or adverse consequences related to, the withdrawal of non-U.S. investment and earnings;
- Currency exchange restrictions, particularly conversion of the U.S. dollar into Chinese renminbi;
- Restrictions on repatriation of cash as well as restrictions on investments in operations in certain countries;
- Financial risk arising from transactions in multiple currencies;
- Slower adoption of the Internet as an advertising, broadcast and commerce medium in certain of those markets as compared to the United States;
- Difficulties in managing staffing and operations due to distance, time zones, language and cultural differences; and
- Uncertainty regarding liability for services, content and intellectual property rights, including uncertainty as a result of local laws and lack of precedent.

We depend on our key personnel.

Our future success depends upon the continued contributions of our senior corporate management. In particular, the contributions of Stephen Kaufer, our President, Chief Executive Officer and a director, are critical to our overall management. Our future success will depend on the performance of our senior management and key employees. We cannot ensure that we will be able to retain the services of these key personnel or any other member of our senior management or key employees, the loss of whom could seriously harm our business. We do not maintain any key person life insurance policies.

In addition, competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel, and other technology professionals. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business would be adversely affected.

Changing laws, rules and regulations and legal uncertainties may adversely affect our business or financial performance.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the Internet and online commerce, Internet advertising, consumer protection and privacy. Unfavorable changes could decrease demand for products and services, limit marketing methods and capabilities, increase costs and/or subject us to additional liabilities.

For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from or transmitted over the Internet, online editorial and user-generated content, user privacy, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of products and services. Our current business partner arrangements with third parties, including Facebook, could be negatively impacted to the extent that more restrictive privacy laws or regulations are enacted, particularly in the United States or European Union. In addition, enforcement authorities in the United States continue to rely on their authority under existing consumer protection laws to take action against companies relating to data privacy and security practices. The growth and development of online commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Liberty Interactive Corporation currently is a controlling shareholder.

Liberty Interactive Corporation effectively controls the outcome of all matters submitted to a vote or for the consent of our stockholders (other than with respect to the election by the holders of our common stock of 25% of the members of our Board of Directors and matters as to which Delaware law requires separate class votes). Liberty's control of us, as well as the existing provisions of our organizational documents and Delaware law, may discourage or prevent a change of control of us, which may reduce the market price of our common stock.

Our effective tax rate is impacted by a number of factors that could have a material impact on our financial results and could increase the volatility of those results.

Due to the global nature of our business, we are subject to income taxes in the United States and other foreign jurisdictions. In the event we incur net income in certain jurisdictions but incur losses in other jurisdictions, we generally cannot offset the income from one jurisdiction with the loss from another, which could increase our effective tax rate. Furthermore, significant judgment is required to calculate our worldwide provision for income taxes. In the ordinary course of our business there are many transactions and calculations where the ultimate tax determination is uncertain. By virtue of our previously filed separate company and consolidated income tax returns with Expedia we are routinely under audit by federal, state and foreign taxing authorities. Although we believe our tax estimates are reasonable, the final determination of audits could be materially different from our historical income tax provisions and accruals. The results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period or periods for which that determination is made.

Additionally, we earn an increasing portion of our income, and accumulate a greater portion of cash flow, in foreign jurisdictions. Any repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates and incremental cash tax payments. In addition, there have been proposals to amend U.S. tax laws that would significantly impact the manner in which U.S. companies are taxed on foreign earnings. Although we cannot predict whether or in what form any legislation will pass, if enacted, it could have a material adverse impact on our U.S. tax expense and cash flows.

We cannot be sure that our intellectual property is protected from copying or use by others, including potential competitors.

Our websites rely on content, brands and technology, much of which is proprietary. We protect our proprietary content, brands and technology by relying on a combination of trademarks, copyrights, trade secrets, patents and confidentiality agreements. In connection with our license agreements with third parties, we seek to control access to, and the use and distribution of, proprietary technology, content and brands. Even with these precautions, it may be possible for another party to copy or otherwise obtain and use our proprietary technology, content or brands without authorization or to develop similar technology, content or brands independently. Effective trademark, copyright, patent and trade secret protection may not be available in every jurisdiction in which our services are made available, and policing unauthorized use of our proprietary technology, content and brands is difficult and expensive. Therefore, in certain jurisdictions, we may be unable to protect our proprietary technology, content and brands adequately against unauthorized third-party copying or use, which could adversely affect our business or ability to compete. We cannot be sure that the steps we have taken will prevent misappropriation or infringement of proprietary technology, content or brands. Any misappropriation or violation of our rights could have a material adverse effect on our business. Furthermore, we may need to go to court or other tribunals to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. These proceedings might result in substantial costs and diversion of resources and management attention. Our failure to protect our intellectual property in a cost-effective or effective manner could have a material adverse effect on our business and ability to protect our technology, content and brands.

We currently license from third parties, and from Expedia, some of the technologies, content and brands incorporated into our websites. As we continue to introduce new services that incorporate new technologies, content and brands, we may be required to license additional technology, content or brands. We cannot be sure that such technology, content and brand licenses will be available on commercially reasonable terms, if at all.

We are subject to foreign exchange risk.

We conduct a significant and growing portion of our business outside the United States. As a result, we face exposure to movements in currency exchange rates, particularly those related to the Euro, British pound sterling, Singapore dollar and Chinese renminbi. These exposures include, but are not limited to re-measurement gains and losses from changes in the value of foreign denominated assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into U.S. dollars upon consolidation; and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.

Depending on the size of the exposures and the relative movements of exchange rates, if we were to choose not to hedge or were to fail to hedge effectively our exposure, we could experience a material adverse effect on our financial statements and financial condition. As seen in some recent periods, in the event of severe volatility in exchange rates the impact of these exposures can increase, and the impact on results of operations can be more pronounced. In addition, the current environment and the increasingly global nature of our business have made hedging these exposures both more complex and costly. We hedge certain short-term foreign currency exposures with the purchase of forward exchange contracts. These hedge contracts only help mitigate the impact of changes in foreign currency rates that occur during the term of the related contract period and carry risks of counter-party failure. There can be no assurance that our hedges will have their intended effects.

System interruption and the lack of redundancy in some of our internal information systems may harm our business.

We rely on computer systems to deliver content and services. We have experienced and may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling orders or providing content and services to users and third parties. Significant interruptions, outages or delays in internal systems, or systems of third parties that we rely upon including multiple co-location providers for data centers and network access, or deterioration in the performance of any such systems, would impair our ability to process transactions or display content and decrease the quality of the services we offer to travelers and users. These interruptions could include security intrusions and attacks on our systems for fraud or service interruption (called "denial of service" or "bot" attacks). If we were to experience frequent or persistent system failures, our business, reputations and brand could be harmed.

In addition, we lack backup systems or contingency plans for certain critical aspects of our operations or business processes. Many other systems are not fully redundant and their disaster recovery or business continuity planning may not be sufficient. Fire, flood, power loss, telecommunications failure, break-ins, earthquakes, acts of war or terrorism, acts of God, computer viruses, electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage or impact or interrupt computer or communications systems or business processes at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing content and services to users, travelers and/or third parties for a significant period of time. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

We process, store and use personal information and other data, which subjects us to risks stemming from possible failure to comply with governmental regulation and other legal obligations and potential liability related to security breaches.

We may acquire personal or confidential information from users of our websites and mobile applications. There are numerous laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other consumer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to users or other third parties, or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or public statements against the relevant company by consumer advocacy groups or others and could cause our customers and members to lose trust in us, which could have an adverse effect on our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. The U.S. Congress and federal agencies, including the Federal Trade Commission and the Department of Commerce, are reviewing the need for greater regulation for the collection and use of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. U.S. courts are also considering the applicability of existing federal and state statutes, including computer trespass and wiretapping laws, to the collection and exchange of information online. In addition, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies, including us, with users in Europe and increased costs of compliance. We have collaborations with other online service providers that involve exchanges of user information, and these practices may attract increased regulatory scrutiny in the United States and Europe in the future.

Potential security breaches to our systems, whether resulting from internal or external sources, could significantly harm our business. There can be no guarantee that our existing security measures will prevent all possible security breaches or attacks. A party, whether internal or external, that is able to circumvent our security systems could misappropriate user information or proprietary information or cause significant interruptions in our operations. In the past, we have experienced "denial-of-service" type attacks on our systems that have made portions of our websites unavailable for short periods of time as well as unauthorized access of our systems and data. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in website availability could cause a loss of substantial business volume during the occurrence of any such incident. Because the techniques used to sabotage security change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures. Security breaches could result in negative publicity, damage to reputation, exposure to risk of loss or litigation and possible liability due to regulatory penalties and sanctions. Security breaches could also cause travelers and potential users to lose confidence in our security, which would have a negative effect on the value of our brand. Failure to adequately protect against attacks or intrusions, whether for our own systems or systems of vendors, could expose us to security breaches that could have an adverse impact on financial performance.

Acquisitions and investments by us could result in operating and financial difficulties.

We have acquired a number of businesses in the past, and our future growth may depend, in part, on future acquisitions, any of which could be material to our financial condition and results of operations. Certain financial and operational risks related to acquisitions that may have a material impact on our business are:

- Use of cash resources and incurrence of debt and contingent liabilities in funding acquisitions may limit other potential uses of our cash, including stock repurchases, dividend payments and retirement of outstanding indebtedness;
- Amortization expenses related to acquired intangible assets and other adverse accounting consequences;
- Expected and unexpected costs incurred in identifying and pursuing acquisitions, and performing due diligence on potential acquisition targets that may or may not be successful;
- Diversion of management's attention or other resources from our existing business;
- Difficulties and expenses in integrating the operations, products, technology, privacy protection systems, information systems or personnel of the acquired company;
- Impairment of relationships with employees, suppliers and affiliates of our business and the acquired business;
- The assumption of known and unknown debt and liabilities of the acquired company;
- Failure of the acquired company to achieve anticipated traffic, revenues, earnings or cash flows or to retain key management or employees;
- Failure to generate adequate returns on acquisitions and investments;
- Entrance into markets in which we have no direct prior experience and increased complexity in our business;
- Impairment of goodwill or other intangible assets such as trademarks or other intellectual property arising from acquisitions; and
- Adverse market reaction to acquisitions.

Moreover, we rely heavily on the representations and warranties provided to us by the sellers of acquired companies, including as they relate to creation, ownership and rights in intellectual property and compliance with laws and contractual requirements. Our failure to address these risks or other problems encountered in connection with past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business generally.

We may be unable to access capital when necessary or desirable.

The availability of funds depends in significant measure on capital markets and liquidity factors over which we have no control. In light of periodic uncertainty in the capital and credit markets, there can be no assurance that sufficient financing will be available on desirable or even any terms to fund investments, acquisitions, stock repurchases, dividends, debt refinancing or extraordinary actions or that counterparties in any such financings would honor their contractual commitments.

Furthermore, we are also accumulating a greater portion of our cash flows in foreign jurisdictions than previously and the repatriation of such funds for use in the United States, including for corporate purposes such as acquisitions, stock repurchases, dividends or debt refinancings, may result in additional U.S. income tax expense.

We are currently relying on the "controlled company" exemption under NASDAQ Stock Market Listing Rules, pursuant to which "controlled companies" are exempt from certain corporate governance requirements otherwise applicable under NASDAQ listing rules.

The NASDAQ Stock Market Listing Rules exempt "controlled companies," or companies of which more than 50% of the voting power is held by an individual, a group or another company, from certain corporate governance requirements, including those requirements that:

- A majority of the Board of Directors consist of independent directors;
- Compensation of officers be determined or recommended to the Board of Directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and
- Director nominees be selected or recommended to the Board of Directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

We currently rely on the controlled company exemption from the above requirements. Accordingly, our stockholders will not be afforded the same protections generally as stockholders of other NASDAQ-listed companies with respect to corporate governance for so long as we rely on these exemptions from the corporate governance requirements.

If we are unable to successfully maintain effective internal control over financial reporting, investors may lose confidence in our reported financial information and our stock price and business may be adversely impacted.

As a public company, we are required to maintain internal control over financial reporting and our management is required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. Additionally, we are required to disclose in our Annual Reports on Form 10-K our management's assessment of the effectiveness of our internal control over financial reporting and a registered public accounting firm's attestation report on this assessment. If we are not successful in maintaining effective internal control over financial reporting, there could be inaccuracies or omissions in the consolidated financial information we are required to file with the SEC. Additionally, even if there are no inaccuracies or omissions, we could be required to publicly disclose the conclusion of our management that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, adversely impact our stock price, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management's attention, limit our ability to access the capital markets or cause our stock to be delisted from The NASDAQ Global Select Market or any other securities exchange on which we are then listed.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

Until recently, we have never operated as a stand-alone public company. As a public company, we incur significant legal, accounting and other expenses and are subject to rules and regulations that regulate corporate governance practices of public companies, including the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, as amended, and rules promulgated by NASDAQ. We expect that compliance with these public company requirements will make some activities more time consuming and may result in a diversion of management's time and attention from revenue—generating activities. For example, in 2012 we created new board committees, adopted new internal controls and disclosure controls and procedures, and devoted and will continue to devote significant management resources to our SEC reporting requirements.

We may need to implement additional systems or transition to other new systems that require new expenditures in order to function effectively as a public company. For example, we must document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our registered public accounting firm will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we may be required to devote additional management attention to rectify those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. There can be no assurance that our implementation of additional systems or transition to new systems will be successful, or that such implementation or transition will not present unforeseen costs or demands on our management.

The price of our common stock may be volatile.

There has been a public market for our common stock only since December 2011. The market price of our common stock is affected by a number of factors, including:

- Changes in earnings estimates or recommendations by securities analysts;
- The announcement of new products or product enhancements by us or our competitors;
- Developments in our industry;
- Developments in administrative proceedings or litigation related to intellectual property rights;
- Changes in governmental regulations;
- Quarterly variations in our or our competitors' results of operations; and
- General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress our stock price.

For the period ended December 31, 2012, the average daily trading volume of our common stock on The NASDAQ Global Select Market was approximately 2.5 million shares. If our existing stockholders or their distributees sell substantial amounts of our common stock in the public market, the market price of the common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress the trading price of our common stock. In addition, certain stockholders have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If Liberty or some other stockholder sells substantial amounts of our common stock in the public market, or if there is a perception in the public market that Liberty might sell shares of our common stock, the market price of our common stock could decrease significantly. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our Board of Directors that our stockholders might consider favorable. Some of these provisions:

- Authorize the issuance of preferred stock which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of our common stock; and

- Prohibit our stockholders from filling board vacancies or calling special stockholder meetings.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease approximately 119,000 square feet for our corporate headquarters in Newton, Massachusetts, pursuant to a lease with an expiration date of April 2015.

We also lease an aggregate of approximately 144,000 square feet at 21 other locations across North America, Europe and Asia Pacific, primarily for our international management teams, sales offices, and subsidiary headquarters, pursuant to leases with expiration dates through June 2023.

We believe that our current facilities are adequate for our current operations and that additional leased space can be obtained on reasonable terms if needed. We do not own any real estate as of December 31, 2012.

Item 3. Legal Proceedings

In the ordinary course of business, we and our subsidiaries are parties to legal proceedings and claims involving alleged infringement of third-party intellectual property rights, defamation, and other claims. Rules of the SEC require the description of material pending legal proceedings, other than ordinary, routine litigation incident to the registrant's business, and advise that proceedings ordinarily need not be described if they primarily involve damages claims for amounts (exclusive of interest and costs) not individually exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters that TripAdvisor and our subsidiaries are defending involves or is likely to involve amounts of that magnitude. There may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which would have a material adverse effect on us.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock began trading on The NASDAQ Global Select Market, or NASDAQ, on December 21, 2011 under the trading symbol "TRIP." Before then, there was no public market for our common stock. On February 8, 2013, the closing price of our common stock reported on NASDAQ was $47.02 per share.

The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on NASDAQ during the period indicated.

	High	Low
Year ended December 31, 2012:		
Fourth Quarter 2012:	$47.00	$28.63
Third Quarter 2012:	$47.81	$31.71
Second Quarter 2012:	$46.30	$33.23
First Quarter 2012:	$36.86	$24.57
Year ended December 31, 2011:		
Fourth Quarter 2011:	$30.00	$23.99

There is no established public trading market for our shares of Class B common stock.

Performance Comparison Graph

The following graph provides a comparison of the total stockholder return from December 21, 2011 to December 31, 2012 of an investment of $100 in cash on December 21, 2011 for TripAdvisor, Inc. common stock and an investment of $100 in cash on December 21, 2011 for (i) the NASDAQ Composite Index, (ii) the Standard and Poor's 500 Index (the "S&P 500 Index"), (iii) the Standard and Poor's Information Technology Index (the "S&P Information Technology Index") and (iv) the Research Data Group ("RDG") Internet Composite Index. The RDG Internet Composite Index is an index of stocks representing the Internet industry, including Internet software and service companies and e-commerce companies. The stock price performance shown on the graph below is not necessarily indicative of future price performance. Data for the S&P 500 Index, the S&P Information Technology Index, the NASDAQ Composite Index, and the RDG Internet Composite Index assume reinvestment of dividends. We have never paid dividends on our common stock.

COMPARISON OF 1 YEAR CUMULATIVE TOTAL RETURN*

Among TripAdvisor, Inc., the S&P 500 Index, the S&P Information Technology Index, the NASDAQ Composite Index and the RDG Internet Composite Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/21/11
12/11
1/12
2/12
3/12
4/12
5/12
6/12
7/12
8/12
9/12
10/12
11/12
12/12
TripAdvisor, Inc.
S&P Information Technology
RDG Internet Composite
S&P 500
NASDAQ Composite

*$100 invested on 12/21/11 in stock or 11/30/11 in index, including reinvestment of dividends.
Fiscal year ending December 31.

This performance comparison graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not deemed to be incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing of TripAdvisor, Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or any filing under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that we specifically request that the information be treated as soliciting material or specifically incorporate this information by reference into any such filing, and will not otherwise be deemed incorporated by reference into any other filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference.

Holders of Record

As of February 8, 2013, there were 130,105,917 outstanding shares of our common stock held by 3,170 stockholders of record, and 12,799,999 outstanding shares of our Class B common stock held by one stockholder of record.

Dividends

We have never declared or paid dividends. Our ability to pay dividends is limited by the terms of a credit agreement, dated as of December 20, 2011, that provides for a revolving credit facility and a term loan. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Unregistered Sales of Equity Securities

During the year ended December 31, 2012, we did not issue or sell any shares of our common stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act.

Issuer Purchases of Equity Securities

Our Board of Directors did not authorize the repurchase of any shares during the year ended December 31, 2012. In February 2013, we announced that our Board of Directors authorized the repurchase of $250 million of our shares of common stock under a share repurchase program. We intend to use available cash and future cash from operations to fund repurchases under the share repurchase program. The repurchase program has no expiration but may be suspended or terminated by the Board of Directors at any time. The Executive Committee of our Board of Directors will determine the price, timing, amount and method of such repurchases based on its evaluation of market conditions and other factors, and any shares repurchased will be in compliance with applicable legal requirements, at prices determined to be attractive and in the best interests of both the company and its stockholders.

Equity Compensation Plan Information

Our equity plan information required by this item is incorporated by reference to the information in Part III, Item 12 of this Annual Report on Form 10-K.

Item 6. Selected Financial Data

We have derived the following selected financial data presented below from the consolidated and combined financial statements and related notes. The information set forth below is not necessarily indicative of future results and should be read in conjunction with the consolidated and combined financial statements and related notes appearing in Item 8 "Financial Statements and Supplementary Data" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K. Historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,				
(in thousands, except per share data)	2012	2011	2010	2009	2008
Consolidated and Combined Statements of Operations Data:					
Revenue	$559,215	$426,045	$313,525	$212,375	$200,578
Related-party revenue from Expedia	203,751	211,018	171,110	139,714	97,668
Total revenue	762,966	637,063	484,635	352,089	298,246
Operating income	296,296	272,757	226,300	168,178	124,883
Net income attributable to TripAdvisor, Inc.	194,069	177,677	138,776	102,427	72,371
Net income per share attributable to TripAdvisor, Inc. available to common shareholders:					
Basic(1)	$ 1.39	$ 1.33	$ 1.04	$ 0.77	$ 0.54
Diluted(1)	1.37	1.32	1.04	0.77	0.54
Shares used in computing net income per share:					
Basic(1)	139,462	133,461	133,461	133,461	133,461
Diluted(1)	141,341	134,865	133,461	133,461	133,461

	Year Ended December 31,				
(in thousands)	2012	2011	2010	2009	2008
Consolidated and Combined Balance Sheet Data:					
Cash and cash equivalents, short and long term marketable securities(2)	$ 585,733	$183,532	$ 93,133	$ 31,364	$ 8,001
Working capital (deficit)(2)	436,854	151,792	34,112	(78,560)	(201,962)
Total assets(2)	1,299,194	835,886	722,889	574,826	515,963
Long-term debt, less current portion(3)	340,000	380,000	—	—	—
Total stockholders' equity and invested equity(4)	726,968	293,537	539,632	389,914	242,900

	Year Ended December 31,				
(in thousands)	2012	2011	2010	2009	2008
Other Financial Data:					
Adjusted EBITDA(5)	$352,474	$322,918	$260,963	$197,219	$146,626

(1) See "Note 2—*Significant Accounting Policies*" in the notes to the consolidated and combined financial statements in Item 8 below regarding our calculation of earnings per share numbers.

(2) Includes one-time exercise proceeds of $214.5 million related to stock warrant exercises for the year ended December 31, 2012. See "Note 4—*Stock Based Awards and Other Equity Instruments*" in the notes to the consolidated and combined financial statements in Item 8 below for additional information on our equity based instruments.

(3) See "Note 8—*Debt*" in the notes to the consolidated and combined financial statements in Item 8 below for information regarding our long-term debt.

(4) See our consolidated and combined statements of changes in stockholders' equity and "Note 15—*Stockholders' Equity*" in the notes to the consolidated and combined financial statements in Item 8 below for additional information on changes to our stockholders' equity and invested capital.

(5) To provide investors with additional information regarding our financial results, we have disclosed Adjusted EBITDA, a non-GAAP financial measure, within this Annual Report on Form 10-K. Adjusted EBITDA is the primary metric by which management evaluates the performance of our business and on which internal budgets are based. We define "Adjusted EBITDA" as operating income, excluding depreciation of property and equipment, which includes internal use software and website development, amortization of intangible assets, stock-based compensation and non-recurring expenses incurred to affect the Spin-Off from Expedia during the year ended December 31, 2011. See a discussion of "Adjusted EBITDA" in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" within this Annual Report on Form 10-K.

We have provided a reconciliation below of adjusted EBITDA to operating income, the most directly comparable GAAP financial measure.

	Year Ended December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
(in thousands)					
Reconciliation of Adjusted EBITDA:					
Adjusted EBITDA	**$352,474**	**$322,918**	**$260,963**	**$197,219**	**$146,626**
Depreciation	(19,966)	(18,362)	(12,871)	(9,330)	(5,022)
Amortization of intangible assets	(6,110)	(7,523)	(14,609)	(13,806)	(11,161)
Stock-based compensation(1)	(30,102)	(17,344)	(7,183)	(5,905)	(5,560)
Spin-off costs	—	(6,932)	—	—	—
Operating income	$296,296	$272,757	$226,300	$168,178	$124,883

(1) Includes a one-time expense of $8 million for the year ended December 31, 2011, the majority of which was recorded to general and administrative expense, primarily due to the modification of vested Expedia stock options that were unexercised at the date of the Spin-Off. See "Note 4—*Stock Based Awards and Other Equity Instruments*" in the notes to the consolidated and combined financial statements in Item 8 below for additional information on our stock-based compensation.

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are the world's largest online travel company, empowering users to plan and have the perfect trip. Our travel research platform aggregates reviews and opinions from our community about destinations, accommodations (including hotels, resorts, motels, B&Bs, specialty lodging and vacation rentals), restaurants and activities throughout the world through our flagship TripAdvisor brand. Our branded websites include tripadvisor.com in the United States and localized versions of the website in 29 other countries, including China under the brand daodao.com. Our branded websites globally have received more than 60 million unique visitors (according to July 2012 comScore), and we have built a base of more than 44 million marketable members, which are members we have permission to email on a regular basis, and we feature over 75 million reviews and opinions, as measured by our own log files. Beyond travel-related content, our websites also include links to the websites of our customers, including travel advertisers, allowing travelers to directly book their travel arrangements. In addition to the flagship TripAdvisor brand, we now manage and operate 20 other travel brands, connected by the common goal of providing comprehensive travel planning resources across the travel sector.

Executive Summary

Our financial results are currently principally dependent on our ability to drive our click-based advertising revenue. We continue to invest in areas of potential click-based revenue growth, including our social, mobile and global initiatives, while also focusing on growing both our subscription-based products, such as Vacation Rentals and Business Listings, and our transaction—based businesses, which include SniqueAway and Tingo. We have leveraged our position as the largest online travel company to become an important partner for online advertisers – including hotels, online travel agencies and other travel-related service providers—by providing our customers with access to our large audience of highly-qualified, highly-engaged users. The key drivers of our click-based advertising revenue are described below, as well as a summary of our key growth areas and the current trends impacting our business.

Key Drivers of Click-Based Advertising Revenue

For the years ended December 31, 2012 and 2011, 77% and 79%, respectively, of our total revenue came from our core cost-per-click, or CPC, based lead generation product. The key drivers of our click-based advertising revenue include the growth in hotel shoppers, user conversion and lead pricing. Total traffic growth, or growth in monthly visits from unique IP addresses is reflective of our overall brand growth. We track and analyze sub-segments of traffic and its correlation to revenue generation and utilize hotel shoppers as an indicator of revenue growth. We use the term "hotel shoppers" to refer to users who view a listing of hotels in a city or visitors who view a specific hotel page.

After hotel shoppers, the second driver of our business is user conversion, which is a measure of how many hotel shoppers ultimately click on a CPC link that generates revenue for us. User conversion on our site is primarily driven by three factors: merchandising, commerce coverage and choice. We think of merchandising as the number and location of ads that are available on a page; commerce coverage is whether we have a client who can take an online booking for a particular property; and choice is the number of clients available for any given property, allowing the user to shop for the best price. In summary, our CPC revenue depends on the number of hotel shoppers that are interested in a property, whether there is a commerce link available for that hotel shopper to click on for that property and whether there are several commerce choices available for that property, so the hotel shopper can shop around. The other key driver that we look at is the CPC price that online travel agencies and hoteliers are willing to pay us for our leads.

Key Growth Areas

We continue to invest in areas of potential growth, including our social, mobile and global initiatives as well as our subscription-based products, such as Vacation Rentals and Business Listings.

Social. Our Wisdom of Friends initiative is a core component of our strategic growth plan; 76% of respondents to a recent Nielsen study cited "recommendations from people I know" as the information source that they trust most. We believe that having a strong social presence drives traffic to and engagement on our sites and improves the sites' "stickiness" amongst the users. As a result, we continue to deepen our integration with Facebook. As of December 31, 2012, and according to AppData, an independent application tracking traffic service, TripAdvisor has averaged more than 40 million monthly Facebook users via it's TripAdvisor Facebook application id. We offer these Facebook users a personalized and social travel planning experience that enables travelers to engage first with their own Facebook friends' reviews and opinions when planning their perfect trip on TripAdvisor.

Mobile. Mobile is an investment area that is geared towards creating a more complete user experience by reinforcing the TripAdvisor brand when users are in-market. In the year ended December 31, 2012, we saw strong mobile user uptake, as aggregate downloads of our TripAdvisor, City Guides, and SeatGuru apps more than doubled to 31 million and during the fourth quarter of 2012 we averaged more than 45 million monthly unique users on mobile devices, as measured by our own log files. We believe that travelers will increasingly use mobile devices, including smartphones and tablets, to conduct travel research and planning.

Vacation Rentals. Our Vacation Rentals product addresses a highly-fragmented $85 billion per-year vacation rental industry, according to a 2010 Radius Global Market study. Historically, we have built our supply content through acquisitions, namely our U.S.-based FlipKey and U.K.-based HolidayLettings businesses, but during the fourth quarter of 2011 we announced partnerships aimed at increasing our supply content. We had more than 300,000 properties as of December 31, 2012, up more than 50% during the year, and we believe our highly-engaged and motivated community create a competitive advantage for us in this market.

Business Listings. Created in early 2010, our Business Listings product enables hotel and accommodation owners to list pertinent property information on TripAdvisor, bringing them closer to potential customers and thereby increasing direct bookings. In the year ended December 31, 2012, we grew our Business Listings customer base over 40% to 50,000 subscribers, still representing just over 7% of our current hotel and accommodation listings on TripAdvisor branded sites. We continue to expand our sales force and improve features to grow our subscriber base.

Current Trends Affecting Our Business

Increasing Competition. The travel review industry and, more generally, the business of collecting and aggregating travel-related resources and information, continue to be increasingly competitive. In recent years, an increasing number of companies, such as search companies Google Inc. and Baidu.com, Inc. and several large online travel agencies, have begun to collect and aggregate travel information and resources. We plan to continue to invest in order to remain the leading source of travel reviews as well as continuing to enhance our content and user experience.

Increasing Use of Internet and Social Media to Access Travel Information. Commerce, information and advertising continue to migrate to the Internet and away from traditional media outlets. We believe that this trend will create strategic growth opportunities, allowing us to attract new consumers and develop unique and effective advertising solutions. Consumers are increasingly using online social media, such as Facebook, as a means to communicate and exchange information, including travel information and opinions. We have made significant efforts related to social networking in order to leverage the expanding use of this channel and enhance traffic diversification and user engagement. We are also continually adapting our user experience in response to a changing internet environment and usage trends. For example, in 2012 we invested in building a hotel metasearch product for our smartphone platforms and we currently plan to roll out our hotel metasearch product on our desktop and tablet platforms during the next three to six months. We expect to continue to develop our metasearch capabilities, because we believe that by showing users real-time pricing and availability wherever possible across our global points of sale, we can provide a better user experience while delivering highly qualified leads to our advertising partners.

Increasing Mobile Usage. Consumers are increasingly using smartphone and tablet computing devices to access the Internet. To address these demands, we continue to extend the platform to develop smartphone and tablet applications to allow greater access to our travel information and resources. Although the substantial majority of our smartphone users also access and engage with our websites on personal computers and tablets where we display advertising, our users could decide to increasingly access our products primarily through smartphone devices. Historically we have not displayed graphic advertising on smartphones and our smartphone monetization strategies are still developing. Improvement of our mobile offerings is a key company priority which we believe is necessary to help us maintain and grow our user base and engagement over the long term and we will continue to invest and innovate in this growing platform.

Click-Based Advertising Revenue. In recent years, the majority of our revenue growth resulted from higher click-based advertising revenue due to increased traffic on our websites and an increase in the volume of clicks on our advertisers' placements. Although click-based advertising revenue growth has generally been driven by traffic volume, we remain focused on the various factors that could impact revenue growth, including, but not limited to, the growth in hotel shoppers, CPC pricing fluctuations, the overall economy, the ability of advertisers to monetize our traffic, the quality and mix of traffic to our websites, and the quality and mix of traffic from our advertising placements to advertisers, as well as advertisers' evolving approach to transaction attribution models and return on investment targets. We monitor and regularly respond to changes in these factors in order to strategically improve our user experience, customer satisfaction and monetization in this dynamic environment.

Global Economic Conditions. In late 2008 and throughout 2009, weak global economic conditions created uncertainty for travelers and suppliers, and put pressure on discretionary spending on travel and advertising. Since 2010 the travel industry has been gradually improving. However, global economic conditions remain uncertain, and in particular, we anticipate travel expenditures in Europe to continue to be adversely effected by the economic issues overseas.

Spin-Off

On April 7, 2011, Expedia announced its plan to separate into two independent public companies in order to better achieve certain strategic objectives of its various businesses. We refer to this transaction as the "Spin-Off." Non-recurring expenses incurred to affect the Spin-Off during the year ended December 31, 2011 have been included within Spin-Off costs in the consolidated and combined statements of operations.

On December 20, 2011, following the close of trading on the NASDAQ Global Select Market ("NASDAQ"), the Spin-Off was completed, and TripAdvisor began trading as an independent public company on December 21, 2011. Expedia effected the Spin-Off by means of a reclassification of its capital stock that resulted in the holders of Expedia capital stock immediately prior to the time of effectiveness of the reclassification having the right to receive a proportionate amount of TripAdvisor capital stock. A one-for-two reverse stock split of outstanding Expedia capital stock occurred immediately prior to the Spin-Off, with cash paid in lieu of fractional shares.

In connection with the Spin-Off, Expedia contributed or transferred all of the subsidiaries and assets relating to Expedia's TripAdvisor Media Group, which were comprised of the TripAdvisor Holdings, LLC combined financial statements, to TripAdvisor and TripAdvisor or one of its subsidiaries assumed all of the liabilities relating to Expedia's TripAdvisor Media Group. TripAdvisor now trades on the NASDAQ under the symbol "TRIP."

In connection with the Spin-Off, on December 20, 2011, TripAdvisor Holdings, LLC distributed approximately $406 million in cash to Expedia in the form of a dividend. This distribution was funded through borrowings under a credit agreement, dated as of December 20, 2011, by and among TripAdvisor, TripAdvisor Holdings, LLC, and TripAdvisor LLC, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent (this credit agreement, together with all exhibits, schedules, annexes, certificates, assignments and related documents contemplated thereby, is referred to herein as the "Credit Agreement"). Refer to "Note 8—*Debt*" in the notes to our consolidated and combined financial statements and our debt discussion in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Position, Liquidity and Capital Resources" below for further information on the Credit Agreement.

For purposes of governing certain of the ongoing relationships between us and Expedia at and after the Spin-Off, and to provide for an orderly transition, we and Expedia entered into various agreements, including, among others, the Separation Agreement; the Tax Sharing Agreement, the Employee Matters agreement, the Transition Services Agreement, and commercial agreements. The full texts of the Separation Agreement, the Tax Sharing Agreement, the Employee Matters Agreement, the Transition Services Agreement and the Master Advertising Agreement (CPC) are incorporated by reference on this Annual Report on Form 10-K as Exhibits 2.1, 10.2, 10.3, 10.4 and 10.6 (10.6 filed in redacted form pursuant to confidential treatment request), respectively. For information on our current relationship with Expedia and recent material transactions, refer to "Note 16—*Related Party Transactions*" in the notes to our consolidated and combined financial statements.

Segment

We have one reportable segment. The segment is determined based on how our chief operating decision maker manages our business, makes operating decisions and evaluates operating performance.

Results of Operations
Selected Financial Data
(in thousands, except per share data)

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenue	$559,215	$426,045	$313,525	31%	36%
Related-party revenue from Expedia	203,751	211,018	171,110	(3%)	23%
Total revenue	762,966	637,063	484,635	20%	31%
Costs and expenses:					
Cost of revenue (exclusive of amortization) (1)	12,074	10,873	7,345	11%	48%
Selling and marketing (2)	266,239	209,176	140,470	27%	49%
Technology and content (2)	86,640	57,448	43,321	51%	33%
General and administrative (2)	75,641	44,770	31,819	69%	41%
Related-party shared services fee	—	9,222	7,900	(100%)	17%
Depreciation	19,966	18,362	12,871	9%	43%
Amortization of intangible assets	6,110	7,523	14,609	(19%)	(49%)
Spin-off costs	—	6,932	—	(100%)	100%
Total costs and expenses	466,670	364,306	258,335	28%	41%
Operating income	296,296	272,757	226,300	9%	21%
Other income (expense):					
Interest (expense) income, net	(10,871)	391	(241)	(2,880%)	262%
Other, net	(3,450)	(1,254)	(1,644)	175%	(24%)
Total other expense, net	(14,321)	(863)	(1,885)	1,559%	(54%)
Income before income taxes	281,975	271,894	224,415	4%	21%
Provision for income taxes	(87,387)	(94,103)	(85,461)	(7%)	10%
Net income	194,588	177,791	138,954	9%	28%
Net (income) loss attributable to noncontrolling interest	(519)	(114)	(178)	355%	(36%)
Net income attributable to TripAdvisor, Inc.	$194,069	$177,677	$138,776	9%	28%
Earnings per share attributable to TripAdvisor, Inc :					
Basic	$ 1.39	$ 1.33	$ 1.04	5%	28%
Diluted	$ 1.37	$ 1.32	$ 1.04	4%	27%
Weighted average common shares outstanding:					
Basic	139,462	133,461	133,461	4%	0%
Diluted	141,341	134,865	133,461	5%	1%
Other financial data:					
Adjusted EBITDA (3)	$352,474	$322,918	$260,963	9%	24%

	2012	2011	2010
(1) Excludes amortization as follows:			
Amortization of acquired technology included in amortization of intangibles	$ 708	$ 578	$ 1,080
Amortization of website development costs included in depreciation	12,816	12,438	8,104
	$ 13,524	$ 13,016	$ 9,184
(2) Includes stock-based compensation as follows:			
Selling and marketing	$ 4,622	$ 3,216	$ 2,101
Technology and content	11,400	3,931	2,661
General and administrative	14,080	10,197	2,421

(3) See "Adjusted EBITDA" discussion below for more information and for a reconciliation of Adjusted EBITDA to operating income, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed Adjusted EBITDA, a non-GAAP financial measure, within this Annual Report on Form 10-K. We have provided reconciliations below of Adjusted EBITDA to operating income, the most directly comparable GAAP financial measure. A "non-GAAP financial measure" refers to a numerical measure of a company's historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company's financial statements.

We define "Adjusted EBITDA" as operating income, excluding depreciation of property and equipment, which includes internal use software and website development, amortization of intangible assets, stock-based compensation and non-recurring expenses incurred to effect the Spin-Off from Expedia during the year ended December 31, 2011. Adjusted EBITDA is the primary metric by which management evaluates the performance of its business and on which internal budgets are based. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis. Adjusted EBITDA eliminates items that are either not part of our core operations such as the costs incurred in connection with the Spin-Off or those costs that do not require a cash outlay, such as stock-based compensation. Adjusted EBITDA also excludes depreciation and amortization expense, which are based on our estimates of the useful life of tangible and intangible assets. These estimates could vary from actual performance of the asset, are based on historical costs and other factors and may not be indicative of current or future capital expenditures. We believe that by excluding certain items, such as stock-based compensation and non-recurring expenses, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business and allows investors to gain an understanding of the factors and trends affecting the ongoing cash earnings capabilities of our business, from which capital investments are made and debt is serviced.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
- Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

The following table is a reconciliation of Adjusted EBITDA to operating income, the most directly comparable GAAP financial measure for the periods presented:

	Year ended December 31, (in thousands)		
	2012	2011	2010
Adjusted EBITDA	**$352,474**	**$322,918**	**$260,963**
Depreciation (1)	(19,966)	(18,362)	(12,871)
OIBA (2)	332,508	304,556	248,092
Amortization of intangible assets	(6,110)	(7,523)	(14,609)
Stock-based compensation	(30,102)	(17,344)	(7,183)
Spin-Off costs	—	(6,932)	—
Operating income	**296,296**	**272,757**	**226,300**

(1) Includes internal use software and website development costs.

(2) Our primary operating metric prior to the Spin-Off for evaluating operating performance was Operating Income Before Amortization, or OIBA, as reported on our Form S-4, filed with the SEC on November 1, 2011. OIBA is defined as operating income plus: (1) amortization of intangible assets and any related impairment; (2) stock-based compensation expense; and (3) non-recurring expenses incurred to effect the Spin-Off during the year ended December 31, 2011. This operating metric is no longer being used by our management to measure operating performance and is only being shown above to illustrate the financial impact as we converted to a new operating metric post Spin-Off and is also currently used to calculate our annual obligation for our charitable foundation. Refer to, "*Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements*", below, in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for information on our charitable foundation.

Reclassifications

Certain reclassifications have been made to conform the prior period's data to the current format, which include the reclassifications of our redeemable noncontrolling interest on the consolidated balance sheets from accrued expenses and other current liabilities and the reclassification of accrued marketing costs from accounts payable to accrued expenses and other current liabilities. These reclassifications had no net effect on our consolidated and combined financial statements.

Revenue

We derive substantially all of our revenue through the sale of advertising, primarily through click-based advertising and, to a lesser extent, display-based advertising. In addition, we earn revenue through a combination of subscription-based offerings related to our Business Listings and Vacation Rentals products, transaction revenue from selling room nights on our transactional sites SniqueAway and Tingo, and other revenue including content licensing.

The following discussion of revenue includes references to the number of unique Internet protocol, or IP, addresses that visit TripAdvisor-branded sites each month. This metric is one of the metrics used by us to analyze revenue and is measured using internally developed analytical tools. Each unique IP address is only counted the first time it visits a TripAdvisor site during each calendar month. Our measurement of unique visitors does not include any visitors to our subsidiary sites that are not TripAdvisor-branded, nor does it include any individuals who view TripAdvisor content on other sites. While directionally indicative, unique IP address tracking has recently become less valuable as a revenue growth metric because of the continually increasing diversification of our site traffic and usage, particularly in light of our users' engagement with non-hotel based site content, such as restaurants and attractions. As such, we believe that using hotel shoppers as a metric is a more useful indicator of future revenue growth and began to track this metric using internally developed analytical tools in 2012.

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Click-based advertising	$588	$500	$384	18%	30%
Display-based advertising	94	86	72	10%	19%
Subscription, transaction and other	81	51	29	58%	76%
Total revenue	$763	$637	$485	20%	31%

2012 vs. 2011

Revenue increased $126 million during the year ended December 31, 2012 when compared to the same period in 2011, primarily due to an increase in click-based advertising revenue of $88 million. The primary driver of the increase in click-based advertising revenue was an increase in hotel shoppers during the year ended December 31, 2012, when compared to the same period for 2011, of over 30%, partially offset by lower clicks per hotel shopper due to our site redesign in September 2011, and lower revenue per click. Subscription, transaction and other revenue increased by $30 million during the year ended December 31, 2012, primarily due to growth in our subscription based products, Business Listings and Vacation Rentals products.

2011 vs. 2010

Revenue increased $152 million or 31% during the year ended December 31, 2011 when compared to the same period in 2010, primarily due to an increase in click-based advertising revenue of $116 million or 30%. A key driver of the increase in click-based advertising revenue was an increase of 29% in monthly visits from unique IP addresses to the TripAdvisor branded sites during the year ended December 31, 2011, compared to the same period for 2010 and, to a lesser extent, an increase in the average cost per click rates in 2011. Subscription, transaction and other revenue increased by $22 million or 76% in 2011, primarily due to growth in Business Listings and having a full year of revenue from the 2010 acquisition of Holiday Lettings.

In addition to the above product revenue discussion, related-party revenue from Expedia, which consists primarily of click-based advertising, is as follows:

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Related party revenue from Expedia	$ 204	$ 211	$ 171	(3%)	23%
% of revenue	26.7%	33.1%	35.3%		

TripAdvisor and Expedia entered into new commercial arrangements in connection with the Spin-Off, as discussed in "Note 16—*Related Party Transactions*" in the notes to our consolidated and combined financial statements. The new arrangements had terms of up to one year. In connection with the Spin-Off, Expedia expected to lower its CPC pricing by 10-15%. This change was rolled out throughout the fourth quarter of 2011, and trended towards the upper end of this expected discount range. Related-party revenue from Expedia decreased $7 million or 3% during the year ended December 31, 2012 when compared to the same period in 2011, primarily due to lower CPC pricing paid by Expedia, partially offset by higher click volume sent to Expedia in 2012.

Cost of Revenue

Cost of revenue consists of expenses that are closely correlated or directly related to revenue generation, including ad serving fees, flight search fees, credit card fees and data center costs.

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Cost of revenue	$ 12	$ 11	$ 7	11.0%	48%
% of revenue	1.6%	1.7%	1.5%		

2012 vs. 2011

Cost of revenue increased $1 million during the year ended December 31, 2012 when compared to the same period in 2011, primarily due to increased credit card merchant fees.

2011 vs. 2010

Cost of revenue increased $4 million during the year ended December 31, 2011 when compared to the same period in 2010, primarily due to increased data center costs in support of higher site traffic and increased credit card merchant fees.

Selling and Marketing

Sales and marketing expenses primarily consist of direct costs, including search engine marketing, or SEM, other traffic acquisition costs, syndication costs and affiliate program commissions, brand advertising and public relations. In addition, our indirect sales and marketing expense consists of personnel and overhead expenses, including salaries, commissions, benefits, stock-based compensation expense and bonuses for sales, sales support, customer support and marketing employees.

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Direct costs	$ 177	$ 137	$ 88	29%	57%
Personnel and overhead	89	72	52	25%	36%
Total selling and marketing	$ 266	$ 209	$ 140	27%	49%
% of revenue	34.9%	32.8%	29.0%		

2012 vs. 2011

Direct selling and marketing costs increased $40 million during the year ended December 31, 2012 when compared to the same period in 2011, primarily due to increased search engine marketing costs, brand advertising costs and investments in social media costs. We increased our spending on social media in the year ended December 31, 2012 compared to the same period in 2011, in order to increase social engagement on our websites. Personnel and overhead costs increased $17 million during the year ended December 31, 2012 when compared to the same period in 2011, primarily due to an increase in headcount to support business growth, including international expansion.

2011 vs. 2010

Direct selling and marketing costs increased $49 million during the year ended December 31, 2011 when compared to the same period in 2010, primarily due to increased search engine marketing costs and other traffic acquisition costs. Personnel and overhead costs increased $20 million during the year ended December 31, 2011 when compared to the same period in 2010, primarily due to an increase in headcount to support business growth, including international expansion.

Technology and Content

Technology and content expenses consist of personnel and overhead expenses, including salaries and benefits, stock-based compensation expense and bonuses for salaried employees and contractors engaged in the design, development, testing and maintenance of our website. Other costs include licensing and maintenance expense.

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Personnel and overhead	$ 80	$ 51	$ 40	56%	29%
Other	7	6	3	7%	74%
Total technology and content	$ 87	$ 57	$ 43	51%	33%
% of revenue	11.4%	9.0%	8.9%		

2012 *vs.* 2011

Technology and content costs increased $30 million during the year ended December 31, 2012 when compared to the same period in 2011, primarily due to increased personnel costs from increased headcount to support business growth, including international expansion, enhanced site features, extending our products onto smartphone and tablet platforms, and development of our new hotel metasearch product, as well as an increase in stock based compensation.

2011 *vs.* 2010

Technology and content costs increased $14 million during the year ended December 31, 2011 when compared to the same period in 2010, primarily due to increased personnel costs from increased headcount to support business expansion, including international site launches, enhanced site features and mobile initiatives.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead costs, including executive leadership, finance, legal and human resource functions and stock-based compensation as well as professional service fees and other fees including audit, legal, tax and accounting, and other costs including bad debt expense and our charitable foundation costs.

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Personnel and overhead	$ 51	$ 37	$ 24	39%	52%
Professional service fees and other	25	8	8	203%	5%
Total general and administrative	$ 76	$ 45	$ 32	69%	41%
% of revenue	9.9%	7.0%	6.6%		

2012 *vs.* 2011

General and administrative costs increased $31 million during the year ended December 31, 2012, when compared to the same period in 2011, due to increased personnel and overhead costs related to an increase in stock based compensation, as well as increased headcount to support business growth, and a full year of costs related to additional headcount and professional service fees to support our operations as a standalone public company in 2012. We also incurred increased professional service fees primarily related to legal and tax initiatives. In addition, in connection with the Spin-Off, we assumed Expedia's obligation to fund a charitable foundation. Our expense related to the funding of this charitable foundation was $7 million for the year ended December 31, 2012.

2011 vs. 2010

General and administrative costs increased $13 million during the year ended December 31, 2011, when compared to the same period in 2010, primarily due to increased personnel costs from increased headcount as a result of the Spin-Off to support business growth and additional hiring in order to support our operations as a standalone public company and an additional $8 million in stock based compensation related to modification charges in connection with the Spin-Off. Refer to "Note 4—*Stock Based Awards and Other Equity Instruments*" in the notes to our consolidated and combined financial statements for information related to the stock-based award modification charges.

Related-Party Shared Services Fee

Prior to the Spin-Off, our related-party shared services fee was comprised of allocations from Expedia for accounting, legal, tax, corporate development, treasury, financial reporting, real estate management and included an allocation of employee compensation within these functions. These allocations were determined based on what we and Expedia considered to be reasonable reflections of the utilization of services provided or the benefit received by us.

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Related-party shared services fee	$—	$ 9	$ 8	(100%)	17%
% of revenue	0%	1.4%	1.6%		

Related-party shared services fee costs incurred for the use of Expedia shared services ceased in connection with the Spin-Off. Refer to "Note 16—*Related Party Transactions*" in the notes to our consolidated and combined financial statements for further information on our relationship with Expedia.

Depreciation

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Depreciation	$ 20	$ 18	$ 13	9%	43%
% of revenue	2.6%	2.9%	2.7%		

2012 vs. 2011

Depreciation expense increased $2 million during the year ended December 31, 2012 when compared to the same period in 2011 primarily due to increased amortization related to capitalized software and website development costs and additional depreciation of $1 million related to purchased software licenses and leasehold improvements.

2011 vs. 2010

Depreciation expense increased $5 million during the year ended December 31, 2011 when compared to the same period in 2010 primarily due to increased amortization of $4 million related to capitalized software and website development costs.

Amortization of Intangible Assets

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Amortization of intangible assets	$ 6	$ 8	$ 15	(19%)	(49%)
% of revenue	0.8%	1.2%	3.0%		

2012 vs. 2011

Amortization of intangible assets decreased $2 million during the year ended December 31, 2012 when compared to the same period in 2011, primarily due to the completion of amortization related to certain technology intangible assets.

2011 vs. 2010

Amortization of intangible assets decreased $7 million during the year ended December 31, 2011 when compared to the same period in 2010, primarily due to the completion of amortization of $3 million related to certain technology intangible assets and a decrease in amortization of $4 million related to the contingent purchase consideration for the acquisition of Holiday Lettings in June 2010.

Operating Income

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2011
	($ in millions)				
Operating income	$ 296	$ 273	$ 226	9%	21%
% of revenue	38.8%	42.8%	46.7%		

2012 vs. 2011

Operating income increased $23 million for the year ended December 31, 2012 when compared to the same period in 2011, primarily due to an increase in revenue of $126 million or 20%, which was partially offset by a corresponding increase to operating expenses of $103 million or 28%, respectively, particularly due to increased headcount and personnel costs to support business growth, including related stock based compensation, key initiatives, international expansion and operations as a standalone public company, and increased traffic acquisition costs to drive higher revenue.

2011 vs. 2010

Operating income increased $47 million for the year ended December 31, 2011 when compared to the same period in 2010, primarily due to an increase in revenue of $152 million or 31%, which was partially offset by a corresponding increase to operating expenses of $106 million or 41%, particularly in personnel costs to support business growth and traffic acquisition costs to drive higher revenue. Also included in total operating costs for the year ended December 31, 2011 is $7 million of costs incurred as part of the Spin-Off from Expedia, which will be non-recurring for 2012.

Interest (Expense) Income, Net

Interest expense is primarily related to interest incurred on our Term Loan and credit facilities for the year ending December 31, 2012. Amounts for the years ending December 31, 2011 and 2010 were not material.

Other, Net

Other, net is primarily comprised of net foreign exchange losses for the periods presented.

Provision for Income Taxes

	Year ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	($ in millions)				
Provision for income taxes	$ 87	$ 94	$ 85	(7%)	10%
Effective tax rate	31.0%	34.6%	38.1%		

2012 vs. 2011

Our effective tax rate was lower than the 35% federal statutory rate primarily due to earnings in jurisdictions outside the United States, where our effective tax rate is lower, which was partially offset by state income taxes and accruals on uncertain tax positions. The change in the effective rate for 2012 compared to the 2011 rate was primarily due to an increase in earnings in jurisdictions outside the United States and a decrease in state income taxes, as well as the internal restructuring.

2011 vs. 2010

Our effective tax rate was lower than the 35% federal statutory rate primarily due to earnings in jurisdictions outside the United States, where our effective tax rate is lower, which was partially offset by state income taxes, accruals on uncertain tax positions, increases in valuation allowances, and non-deductible transaction costs associated with the Spin-Off. The change in the effective rate for 2011 compared to the 2010 rate was primarily due to an increase in earnings in jurisdictions outside the United States and a decrease in state income taxes partially offset by non-deductible transaction costs.

Financial Position, Liquidity and Capital Resources

Our principal sources of liquidity are cash flows generated from operations. As of December 31, 2012 we had $586 million of cash, cash equivalents and short and long-term available-for-sale marketable securities and at December 31, 2011 we had $184 million of cash and cash equivalents. As of December 31, 2012 approximately $311 million of our cash, cash equivalents and short and long-term marketable securities are held by our international subsidiaries, primarily in the United Kingdom, and are related to earnings we intend to reinvest permanently outside the United States. Should we distribute earnings of foreign subsidiaries in the form of dividends or otherwise, we may be subject to U.S. income taxes. Cumulative undistributed earnings of foreign subsidiaries that we intend to indefinitely reinvest outside of the United States totaled approximately $372 million as of December 31, 2012. Should we distribute, or be treated under certain U.S. tax rules as having distributed, the earnings of foreign subsidiaries in the form of dividends or otherwise, we may be subject to U.S. income taxes. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation. Cash held is primarily denominated in U.S. dollars.

Historically, the cash we generate has been sufficient to fund our working capital requirements, capital expenditures and to meet our long term debt obligations and commitments. Management believes that our cash and cash equivalents, combined with expected cash flows generated by operating activities and available cash from our credit facilities will be sufficient to fund our ongoing working capital requirements, capital expenditures, business growth initiatives, meet our long term debt obligations and commitments, and fund any potential acquisitions for at least the next 12 months. However, if during that period or thereafter, we are not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on terms acceptable to us, we may be required to reduce our planned capital expenditures and scale back the scope of our business growth initiatives, either of which could have a material adverse effect on our future financial condition or results of operations.

Term Loan Facility Due 2016 and Revolving Credit Facility

On December 20, 2011, in connection with the Spin-Off, we entered into the Credit Agreement, which provides $600 million of borrowing including:

- the Term Loan Facility, or Term Loan, in an aggregate principal amount of $400 million with a term of five years due December 2016; and
- the Revolving Credit Facility in an aggregate principal amount of $200 million available in U.S. dollars, Euros and British pound sterling with a term of five years expiring December 2016.

The Term Loan and any loans under the Revolving Credit Facility bear interest by reference to a base rate or a Eurocurrency rate, in either case plus an applicable margin based on our leverage ratio. We are also required to pay a quarterly commitment fee, on the average daily unused portion of the Revolving Credit Facility for each fiscal quarter and fees in connection with the issuance of letters of credit. The Term Loan and loans under the Revolving Credit Facility currently bear interest at LIBOR plus 175 basis points, or the Eurocurrency Spread, or the alternate base rate ("ABR") plus 75 basis points, and undrawn amounts are currently subject to a commitment fee of 30 basis points.

As of December 31, 2012 we are using a one-month interest period Eurocurrency Spread which is approximately 2.0% per annum. Interest is currently payable on a monthly basis while we are borrowing under the one-month interest rate period. The current interest rates are based on current assumptions, leverage and LIBOR rates and do not take into account that rates will reset periodically.

The Term Loan principal was repayable in quarterly installments on the last day of each calendar quarter in 2012 equal to 1.25% of the original principal amount, with $20 million paid during the year ended December 31, 2012. Principal payments will be equal to 2.5% of the original principal amount in each year thereafter, with the balance due on the final maturity date. A 25 basis point change in the interest rate on the current Term Loan balance would result in an increase or decrease to interest expense of approximately $1 million per annum.

The Revolving Credit Facility includes $40 million of borrowing capacity available for letters of credit and $40 million for borrowings on same-day notice. Immediately following the Spin-Off, $10 million was drawn down under the Revolving Credit Facility, which was repaid during the three months ended March 31, 2012. As of December 31, 2012 there are no outstanding borrowings under our Revolving Credit Facility.

During the years ended December 31, 2012 and 2011, we recorded total interest and commitment fees on our Credit Agreement of $8.7 million and $0.3 million, respectively, to interest expense on our consolidated statement of operations. All unpaid interest and commitment fee amounts as of December 31, 2012 and 2011 were not material.

The future minimum principal payment obligations due under the Credit Agreement related to our Term Loan is as follows (in thousands):

Year Ending December 31,	Principal Payments
2013	40,000
2014	40,000
2015	40,000
2016	260,000
Total	$380,000

Prepayments

We may voluntarily repay any outstanding borrowing under the Credit Agreement at any time without premium or penalty, other than customary breakage costs with respect to eurocurrency loans.

Guarantees

All obligations under the Credit Agreement are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized direct or indirect wholly-owned domestic and foreign restricted subsidiaries, subject to certain exceptions for controlled foreign corporations, foreign subsidiaries where applicable law would otherwise be violated or non-material subsidiaries.

Covenants

The Credit Agreement contains a number of covenants that, among other things, restrict our ability to: incur additional indebtedness, create liens, enter into sale and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions or repurchase our capital stock, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, and change our fiscal year. The Credit Agreement also requires us to maintain a maximum leverage ratio and a minimum cash interest coverage ratio, and contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of all amounts due under Credit Agreement and all actions permitted to be taken by a secured creditor.

As of December 31, 2012 we believe we are in compliance with all of our debt covenants.

Refer to "Note 8—*Debt*" in the notes to the consolidated and combined financial statements for additional information on our Credit Agreement. The full text of the Credit Agreement, by and among TripAdvisor, TripAdvisor Holdings, LLC, and TripAdvisor LLC, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent, dated as of December 20, 2011, is incorporated by reference in this Annual Report on Form 10-K as Exhibit 4.2.

Chinese Credit Facilities

In addition to our borrowings under the Credit Agreement, we maintain our Chinese Credit Facilities. As of December 31, 2012 and 2011, we had $32.1 million and $16.7 million of short term borrowings outstanding, respectively.

Certain of our Chinese subsidiaries entered into a RMB 138,600,000 (approximately $22 million), one-year revolving credit facility with Bank of America (the "Chinese Credit Facility—BOA") that is currently subject to review on a periodic basis with no specific expiration date. During the year ended December 31, 2012, this credit line was increased to RMB 189,000,000 (approximately $30 million). We currently have $21.8 million of outstanding borrowings from this credit facility as of December 31, 2012. Our Chinese Credit Facility—BOA currently bears interest based at 100% of the People's Bank of China's base rate and was 5.6% as of December 31, 2012.

In addition, during April 2012, certain of our Chinese subsidiaries entered into a RMB 125,000,000 (approximately $20 million) one-year revolving credit facility with J.P. Morgan Chase Bank ("Chinese Credit Facility-JPM"). We currently have $10.3 million of outstanding borrowings from this credit facility as of December 31, 2012. Our Chinese Credit Facility—JPM currently bears interest based at 100% of the People's Bank of China's base rate and was 5.6% as of December 31, 2012.

Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements

The following table summarizes our material contractual obligations and minimum commercial commitments as of December 31, 2012:

		By Period			
	Total	**Less than 1 year**	**1 to 3 years**	**3 to 5 years**	**More than 5 years**
			(In thousands)		
Term Loan(1)	$380,000	$40,000	$ 80,000	$260,000	$ —
Expected interest payments on Term Loan(1)	25,029	7,519	12,566	4,944	—
Chinese credit facilities(1)	32,145	32,145	—	—	—
Operating leases	23,782	6,730	8,436	2,558	6,058
Purchase obligations(2)	1,441	586	747	108	—
Total(3)(4)	$462,397	$86,980	$101,749	$267,610	$6,058

(1) The amounts included as expected interest payments on the Term Loan in this table are based on the current effective interest rate and payment terms as of December 31, 2012, but, could change significantly in the future. Amounts assume that our existing debt is repaid at maturity and do not assume additional borrowings or refinancings of existing debt. See "Note 8—*Debt*" in the notes to the consolidated and combined financial statements for additional information on our Term Loan and Chinese Credit Facilities.

(2) Excludes amounts already recorded on the consolidated balance sheet at December 31, 2012.

(3) Excluded from the table was $23 million of unrecognized tax benefits, including interest and penalties, that we have recorded in other long-term liabilities for which we cannot make a reasonably reliable estimate of the amount and period of payment. We estimate that none of these amounts will be paid within the next year.

(4) In connection with the Spin-Off, we assumed Expedia's obligation to fund a charitable foundation. The Board of Directors of the charitable foundation is currently comprised of Stephen Kaufer- President and Chief Executive Officer, Julie M.B. Bradley-Chief Financial Officer and Seth J. Kalvert- Senior Vice President, General Counsel and Secretary. Our obligation was calculated at 2.0% of OIBA in 2012 and is expected to be calculated at 2.0% of Adjusted EBITDA for subsequent years. For a discussion regarding OIBA and Adjusted EBITDA see "Note 17—*Segment Information*" in the notes to the consolidated and combined financial statements. This future commitment has been excluded from the table above.

Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contingencies

In the ordinary course of business, we and our subsidiaries are parties to legal proceedings and claims involving alleged infringement of third-party intellectual property rights, defamation, and other claims. Rules of the SEC require the description of material pending legal proceedings, other than ordinary, routine litigation incident to the registrant's business, and advise that proceedings ordinarily need not be described if they primarily involve damages claims for amounts (exclusive of interest and costs) not individually exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters that the Company and its subsidiaries are defending involves or is likely to involve amounts of that magnitude. There may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which could have a material adverse effect on us.

Consolidated and Combined Cash Flow Statements Discussion:

Our cash flows are as follows (in millions):

	Year ended December 31,		
	2012	2011	2010
Net cash provided by (used in):			
Operating activities	$ 239	$ 218	$ 197
Investing activities	$(244)	$(539)	$(140)
Financing activities	$ 190	$ 412	$ 4

<u>*2012 vs. 2011*</u>

Operating Activities

For the year ended December 31, 2012, net cash provided by operating activities increased by $21 million or 10% when compared to the same period in 2011, primarily due to an increase in net income of $17 million and an increase in non-cash items not affecting cash flows of $9 million, which is primarily related to increased stock based compensation, offset by a decrease in working capital movements of $5 million. The decrease in working capital movements in 2012 vs. 2011 was primarily driven by the classification of related party activity with Expedia of $17 million which was classified in operating activities in 2012, as compared to investing activities in the periods prior to the Spin-Off, offset by the timing of customer cash receipts and the timing of tax and vendor payments.

Investing Activities

For the year ended December 31, 2012, net cash provided by investing activities increased by $295 million when compared to the same period in 2011, primarily due to the cessation of net cash transfers to Expedia related to business operations in the periods prior to the Spin-Off in 2011 of $96 million and a distribution of approximately $406 million to Expedia immediately prior to the Spin-Off in 2011. This was primarily offset by the purchase of $219 million of marketable securities in 2012, as we began purchasing debt securities in the fourth quarter of 2012 under our new investment policy, described in "Note 2—*Significant Accounting Policies*" in the notes to our consolidated and combined financial statements in Item 8 below.

Financing Activities

For the year ended December 31, 2012, net cash provided by financing activities decreased by $222 million when compared to the same period in 2011 primarily due to funding related to our term loan facility borrowing in conjunction with the Spin-Off of $400 million in 2011. This was offset by proceeds from the exercise of our stock options and warrants of $231 million, net of payment of minimum withholding taxes related to the settlement of equity awards of $7 million in 2012. In addition we paid $20 million in principal payments on our Term Loan, a $10 million repayment of our outstanding borrowing on our Revolving Credit Facility, and paid $22 million to purchase the remaining shares of our noncontrolling interest in 2012.

<u>*2011 vs. 2010*</u>

Operating Activities

For the year ended December 31, 2011, net cash provided by operating activities increased by $21 million or 11% when compared to the same period in 2010, primarily due to higher operating income after adjusting for the impacts of depreciation and amortization, and cash inflows from the Business Listing product, partially offset by an increase in income tax payments and the payment of a contingent purchase consideration of which $3 million affected operating cash and working capital adjustments related to the Spin-Off.

Investing Activities

For the year ended December 31, 2011, net cash used in investing activities increased by $399 million or 286% when compared to the same period in 2010 primarily due to a distribution of approximately $406 million paid to Expedia immediately prior to the Spin-Off, higher net cash transfers to Expedia related to business operations between us and Expedia prior to Spin-Off of $30 million and, in October 2011, an acquisition of a common control subsidiary in China from Expedia for $28 million, net of cash acquired, partially offset by a decrease of $27 million in cash paid for business acquisitions and a maturity of a short term investment of $20 million.

Financing Activities

For the year ended December 31, 2011, net cash provided by financing activities increased $408 million when compared to the same period in 2010, primarily due to our term loan facility borrowing in conjunction with the Spin-Off of $400 million and additional short-term borrowings of $16 million, consisting of $10 million from our new revolving credit facility related to the Spin-Off and an additional $6 million related to our existing revolving credit facility in China. This was partially offset by a payment of a contingent purchase consideration of which $10 million affected cash used in financing activities.

Related Party Transactions

For information on our relationships with Expedia, Barry Diller and Liberty Interactive Corporation and recent material transactions and change in voting control in the fourth quarter of 2012, refer to "Note 16 – *Related Party Transactions*" in the notes to our consolidated and combined financial statements.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those that we believe are important in the preparation of our consolidated and combined financial statements because they require that management use judgment and estimates in applying those policies. We prepare our consolidated and combined financial statements and accompanying notes in accordance with GAAP.

Preparation of the consolidated and combined financial statements and accompanying notes requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated and combined financial statements as well as revenue and expenses during the periods reported. Management bases its estimates on historical experience, where applicable, and other assumptions that it believes are reasonable under the circumstances. Actual results may differ from estimates under different assumptions or conditions.

There are certain critical estimates that we believe require significant judgment in the preparation of the consolidated and combined financial statements. We consider an accounting estimate to be critical if:

- It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time management was making the estimate; and/or
- Changes in the estimate or different estimates that management could have selected may have had a material impact on our financial condition or results of operations.

For more information on each of these policies, see "Note 2—*Significant Accounting Policies*" in the notes to our consolidated and combined financial statements. A discussion of information about the nature and rationale for our critical accounting estimates is below.

Recoverability of Goodwill and Indefinite and Definite-Lived Intangible Assets

Goodwill. We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. We assess goodwill, which is not amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment). We have one reportable segment. The segment is determined based on how our chief operating decision maker manages our business, makes operating decisions and evaluates operating performance.

In the evaluation of goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If we determine that it is not more likely than not that the fair value of goodwill is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the fair value of goodwill is less than its carrying amount, we then perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value should such a circumstance arise.

Indefinite-Lived Intangible Assets. Intangible assets that have indefinite lives are not amortized and are tested for impairment annually on October 1, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Similar to the qualitative assessment for goodwill, we may assess qualitative factors to determine if it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. If we determine that it is not more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, we compare the fair value of the indefinite-lived asset with its carrying amount. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, the individual asset is written down by an amount equal to such excess. The assessment of qualitative factors is optional and at our discretion. We may bypass the qualitative assessment for any indefinite-lived intangible asset in any period and resume performing the qualitative assessment in any subsequent period.

As part of our qualitative assessment for our 2012 impairment analysis, the factors that we considered for our goodwill and indefinite-lived intangible assets included, but were not limited to: (a) changes in macroeconomic conditions in the overall economy and the specific markets in which we operate, (b) our ability to access capital, (c) changes in the online travel industry, (d) changes in the level of competition, (e) comparison of our current financial performance to historical and budgeted results, (f) changes in excess market capitalization over book value based on our current common stock price and latest consolidated balance sheet, and (g) comparison of the excess of the fair value of our of trade names and trademarks to the carrying value of those same assets, using the results of our most recent quantitative assessment. After considering these factors and the impact that changes in such factors would have on the inputs used in our previous quantitative assessment, we determined for our goodwill and indefinite-lived intangible assets that it was more likely than not that these assets were not impaired. Therefore no impairment charges were recognized to our consolidated statement of operations during the year ended December 31, 2012 for our goodwill or indefinite-lived intangible assets.

Since the annual impairment tests in October 2012, there have been no events or changes in circumstances to indicate any potential impairment and our goodwill and indefinite lived intangibles are not currently considered at risk. In the event that future circumstances indicate that any portion of our goodwill or our indefinite-lived intangibles is impaired, an impairment charge would be recorded.

Definite-Lived Intangible Assets. Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of two to ten years. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable.

Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we assess the recoverability of the asset by determining if the carrying value of the asset exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset over the remaining economic life of the asset. If the recoverability test indicates that the carrying value of the asset is not recoverable, we will estimate the fair value of the asset using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset's carrying amount and its estimated fair value. We have not identified any circumstances that would warrant an impairment assessment as of December 31, 2012.

For additional information on our goodwill, indefinite-lived intangibles and definite-lived intangibles refer to "Note 7—*Goodwill and Intangible Assets,* net" in the notes to our consolidated and combined financial statements.

Revenue Recognition

We recognize revenue from the advertising services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Click-based Advertising. Revenue is derived primarily from click-through fees charged to our travel partners for traveler leads sent to the travel partners' website. We record revenue from click-through fees after the traveler makes the click-through to the travel partners' websites.

Display and Other Advertising. We recognize display advertising revenue ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the advertising contract. Subscription-based revenue is recognized ratably over the related subscription period. We recognize revenue from all other sources either upon delivery or when we provide the service.

Deferred revenue, which primarily relates to our subscription-based programs, is recorded when payments are received in advance of our performance as required by the underlying agreements.

Income Taxes

We compute and account for our income taxes on a separate tax return basis. We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We record liabilities to address uncertain tax positions we have taken in previously filed tax returns or that we expect to take in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that our tax position, based on technical merits, will be sustained upon examination. For those positions for which we conclude it is more likely than not it will be sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

We have not provided for deferred U.S. income taxes on undistributed earnings of certain foreign subsidiaries that we intend to reinvest permanently outside the United States. Should we distribute earnings of foreign subsidiaries in the form of dividends or otherwise, we may be subject to U.S. income taxes. Due to complexities in tax laws and various assumptions that would have to be made, it is not practicable, at this time, to estimate the amount of unrecognized deferred U.S. taxes on these earnings.

Stock-Based Compensation

TripAdvisor Equity Grants Assumed at Spin-Off

All stock-based compensation included in our consolidated and combined financial statements prior to the Spin-Off relates to Expedia common stock options and restricted stock units ("RSUs") held by TripAdvisor employees prior to the Spin-Off. The following methods were used to measure the fair value of these awards and we will continue to amortize the fair value thereof as follows for all pre-Spin-Off equity grants:

Stock Options. The value of stock options issued or modified, including unvested options assumed in acquisitions, on the grant date (or modification or acquisition dates, if applicable) were measured at fair value, using the Black-Scholes option valuation model. The Black-Scholes model incorporates various assumptions including expected volatility, expected term, dividend yield and risk-free interest rates. The expected volatility was based on historical volatility of Expedia's common stock and other relevant factors. The expected term assumptions were based on historical experience and on the terms and conditions of the stock awards granted to employees. We will continue to amortize the fair value, net of estimated forfeitures, over the remaining vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date. The majority of these stock options vest over four years.

Restricted Stock Units. RSUs are stock awards granted to employees entitling the holder to shares of common stock as the award vests, typically over a five-year period. RSUs were measured at fair value based on the number of shares granted and the quoted price of Expedia's common stock at the date of grant. We will continue to amortize the fair value of these awards, net of estimated forfeitures, as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

TripAdvisor Equity Grants Awards Issued Subsequent to the Spin-Off

We adopted the TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan, or the 2011 Incentive Plan, as of December 21, 2011, under which we may grant restricted stock, restricted stock awards, RSUs, stock options and other stock-based awards to our directors, officers, employees and consultants. Refer to "Note 4—*Stock Based Awards and Other Equity Instruments*" in the notes to our consolidated and combined financial statements for further information on the 2011 Incentive Plan.

Stock Option Activity

The exercise price for all stock options granted by us to date has been equal to the market price of the underlying shares of common stock at the date of grant. In this regard, when making stock option awards, our practice is to determine the applicable grant date and to specify that the exercise price shall be the closing price of our common stock on the date of grant. Stock options granted during the year ended December 31, 2012 had a term of ten years from the date of grant and generally vest over a four-year requisite service period.

During the year ended December 31, 2012, we issued 3,650,814 of primarily service based stock options under the 2011 Incentive Plan with a weighted average grant-date fair value per option of $20.36. We will amortize the fair value, net of estimated forfeitures, as stock-based compensation expense over the vesting term of four years on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

The estimated fair value of the options granted under the 2011 Incentive Plan to date, have been calculated using a Black-Scholes Merton option-pricing model ("Black-Scholes model"). The Black-Scholes model incorporates assumptions to value stock-based awards, which includes the risk-free rate of return, volatility, expected term and expected dividend yield.

Our risk-free interest rate is based on the rates currently available on zero-coupon U.S. Treasury issues, in effect at the time of the grant, whose remaining maturity period most closely approximates the stock option's expected term assumption. We estimated the volatility of our common stock by using an average of historical stock price volatility of publicly traded companies that we consider peers based on daily price observations over a period equivalent or approximate to the expected term of the stock option grants. The decision to use a weighted average volatility factor of a peer group was based upon the relatively short period of availability of data on our common stock. We estimated our expected term using the simplified method for all stock options as we do not have sufficient historical exercise data on our common stock. Our expected dividend yield is zero, as we have not paid any dividends on our common stock to date.

Restricted Stock Units

RSUs are stock awards that are granted to employees entitling the holder to shares of our common stock as the award vests. RSUs are measured at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value, net of estimated forfeitures, as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

Performance-based stock options and RSUs vest upon achievement of certain company-based performance conditions and a requisite service period. On the date of grant, the fair value of performance-based awards is determined based on the fair value, which is calculated using the same method as our service based stock options and RSUs described above. We then assess whether it is probable that the performance targets would be achieved. If assessed as probable, compensation expense will be recorded for these awards over the estimated performance period on a straight line basis. At each reporting period, we will reassess the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved and of the performance period required to achieve the targets requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. We have considered many factors when estimating expected forfeitures, including our historical attrition rates, the employee class and historical experience. The estimate of stock awards that will ultimately be forfeited requires significant judgment and, to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period such estimates are revised.

Refer to "Note 4—*Stock Based Awards and Other Equity Instruments*" in the notes to our consolidated and combined financial statements for further information on current year equity award activity.

Recently Adopted Accounting Pronouncements

Testing Indefinite-lived Intangibles for Impairment

In July 2012, the FASB issued ASU 2012-02, which amends ASC Topic 350, "Intangibles—Goodwill and Other." The guidance amends the impairment test for indefinite lived intangible assets other than goodwill by allowing companies to first assess qualitative factors to determine if it is more likely than not that an indefinite lived intangible asset is impaired and whether it is necessary to perform the impairment test of comparing the carrying amount with the recoverable amount of the indefinite lived intangible asset. This guidance is effective for interim and annual periods beginning after September 15, 2012, however, we have decided to early adopt and make it effective for our 2012 impairment review. Accordingly, we have adopted the presentation requirements of ASU 2012-02 during the fourth quarter of 2012. The adoption of ASU 2012-02 did not have a material impact on our consolidated and combined financial statements.

New Accounting Pronouncements Not Yet Adopted

Disclosure about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, which amends ASC Subtopic 210-20, "Offsetting." The guidance requires enhanced disclosures with improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current guidance. This guidance is effective for interim and annual periods beginning after January 1, 2013. The guidance is limited to the form and content of disclosures, and we do not anticipate that the adoption of this guidance will have an impact on our consolidated and combined financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Management

We are exposed to certain market risks, including changes in interest rates and foreign currency exchange rates that could adversely affect our results of operations or financial condition. We manage our exposure to these risks through established policies and procedures and by assessing the anticipated near-term and long-term fluctuations in interest rates and foreign currency exchange rates. Our objective is to mitigate potential income statement, cash flow and market exposures from changes in interest and foreign exchange rates.

Interest Rates

Our current exposure to changes in interest rates relate primarily to our investment portfolio and the outstanding principal on our Term Loan. Our interest income and expense is most sensitive to fluctuations in

U.S. interest rates and Libor. Changes in interest rates affect the interest earned on our cash, cash equivalents and marketable securities and the fair value of those securities, as well as the amount of interest we pay on our outstanding debt.

We currently invest our excess cash in cash deposits at major global banks, money market mutual funds and marketable securities. Our investment policy and strategy are focused on preservation of capital and supporting our liquidity requirements. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer. The policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss.

In order to provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the investment portfolio assuming a 100 basis point parallel shift in the yield curve. Based on our investment positions as of December 31, 2012, a hypothetical 100 basis point increase in interest rates across all maturities would result in an approximate $2.3 million incremental decline in the fair market value of the portfolio. Such losses would only be realized if we sold the investments prior to maturity.

As of December 31, 2012, we had $380 million of debt under our Term Loan, which has a variable rate. The variable interest rate on the Term Loan is based on current assumptions, leverage and LIBOR rates. Based on our current loan balance through December 31, 2012, a 25 basis point change in our interest rate on the Term Loan would result in an increase or decrease to interest expense of approximately $1 million per annum. We currently do not hedge our interest rate risk; however, we are continually evaluating the interest rate market, and if we become increasingly exposed to potentially volatile movements in interest rates, and if these movements are material, this could cause us to adjust our financing strategy.

We did not experience any significant impact from changes in interest rates for the years ended December 31, 2012, 2011 or 2010.

Foreign Currency Exchange Rates

We conduct business in certain international markets, primarily the European Union, the United Kingdom, Singapore and China. Because we operate in international markets, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign exchange rates.

Some of our foreign subsidiaries maintain their accounting records in their respective local currencies other than the U.S. dollar (primarily in British pound sterling). Consequently, changes in currency exchange rates may impact the translation of foreign financial statements into U.S. dollars. As a result, we face exposure to adverse movements in currency exchange rates as the financial results of our international operations are translated from local currency, or functional currency, into U.S. dollars upon consolidation. If the U.S. dollar weakens against the local currency, the translation of these foreign-currency-denominated balances will result in increased net assets, revenue, operating expenses, operating income and net income. Similarly, our net assets, revenue, operating expenses, operating income and net income will decrease if the U.S. dollar strengthens against local currency. The effect of foreign exchange on our business historically has varied from quarter to quarter and may continue to do so, potentially materially. A hypothetical 10% increase of the foreign exchange rates relative to the U.S. Dollar, or weakening of the U.S. Dollar, would generate an unrealized gain of approximately $1.8 million related to an increase in our net assets held in functional currencies other than the U.S. Dollar as of December 31, 2012, which would be recorded to accumulated other comprehensive income (loss) on our consolidated balance sheet.

In addition, foreign exchange rate fluctuations on transactions denominated in currencies other than the functional currency result in gains and losses. We recognize these transactional gains and losses (primarily Euro currency transactions) in our consolidated and combined statements of operations and have recorded foreign exchange losses of $3.2 million, 1.0 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, in Other, net.

We currently manage our exposure to foreign currency risk through internally established policies and procedures. To the extent practicable, we minimize our foreign currency exposures by maintaining natural hedges between our current assets and current liabilities in similarly denominated foreign currencies, as well as, using derivative financial instruments. We use foreign exchange derivative contracts to manage certain short-term foreign currency risk to try and reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies.

Our objective is to hedge only those currency exposures that can be confidently identified and quantified and that may result in significant impacts to corporate cash or the consolidated income statement. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

Our current derivative contracts principally address foreign exchange fluctuation risk for the Euro versus the U.S. Dollar. We account for our derivative instruments as either assets or liabilities and carry them at fair value.

As of December 31, 2012 we had outstanding forward currency not designated as hedging contracts with a notional value of $2.7 million. These contracts are all short-term in nature. The fair value of these derivatives at December 31, 2012 was a net liability of $0.1 million and was recorded in accrued expenses and other current liabilities on the consolidated balance sheet. For the year end ended December 31, 2012, $0.1 million of expense was recorded to Other, net on our consolidated and combined statement of operations related to outstanding derivative contracts. A hypothetical 10% change of the foreign exchange rates relative to the U.S. Dollar, with all other variables held constant, would not have a material impact on the fair value of our outstanding derivatives as of December 31, 2011. We did not enter into any derivative instruments for the year ending December 31, 2011 and 2010. Refer to "Note 5—*Financial Instruments*" in the notes to the consolidated and combined financial statements for further detail on our derivative instruments.

As we increase our operations in international markets, our exposure to potentially volatile movements in foreign currency exchange rates increases. The economic impact to us of foreign currency exchange rate movements is linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause us to adjust our foreign currency risk strategies.

Item 8. Consolidated and Combined Financial Statements and Supplementary Data

Index to Consolidated and Combined Financial Statements:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of TripAdvisor, Inc.

We have audited the accompanying consolidated balance sheets of TripAdvisor, Inc. as of December 31, 2012 and 2011, and the related consolidated and combined statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TripAdvisor, Inc. at December 31, 2012 and 2011, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TripAdvisor, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 15, 2013

TRIPADVISOR, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,		
	2012	2011	2010
Revenue	$559,215	$426,045	$313,525
Related-party revenue from Expedia	203,751	211,018	171,110
Total revenue	762,966	637,063	484,635
Costs and expenses:			
Cost of revenue (exclusive of amortization) (1)	12,074	10,873	7,345
Selling and marketing (2)	266,239	209,176	140,470
Technology and content (2)	86,640	57,448	43,321
General and administrative (2)	75,641	44,770	31,819
Related-party shared services fee	—	9,222	7,900
Depreciation	19,966	18,362	12,871
Amortization of intangible assets	6,110	7,523	14,609
Spin-off costs	—	6,932	—
Total costs and expenses	466,670	364,306	258,335
Operating income	296,296	272,757	226,300
Other income (expense):			
Interest (expense) income, net	(10,871)	391	(241)
Other, net	(3,450)	(1,254)	(1,644)
Total other expense, net	(14,321)	(863)	(1,885)
Income before income taxes	281,975	271,894	224,415
Provision for income taxes	(87,387)	(94,103)	(85,461)
Net income	194,588	177,791	138,954
Net (income) loss attributable to noncontrolling interest	(519)	(114)	(178)
Net income attributable to TripAdvisor, Inc.	**$194,069**	**$177,677**	**$138,776**
Earnings Per Share attributable to TripAdvisor, Inc:			
Basic	$ 1.39	$ 1.33	$ 1.04
Diluted	$ 1.37	$ 1.32	$ 1.04
Weighted Average Common Shares Outstanding:			
Basic	139,462	133,461	133,461
Diluted	141,341	134,865	133,461

	2012	2011	2010
(1) Excludes amortization as follows:			
Amortization of acquired technology included in amortization of intangibles	$ 708	$ 578	$ 1,080
Amortization of website development costs included in depreciation	12,816	12,438	8,104
	$ 13,524	$ 13,016	$ 9,184
(2) Includes stock-based compensation as follows:			
Selling and marketing	$ 4,622	$ 3,216	$ 2,101
Technology and content	11,400	3,931	2,661
General and administrative	14,080	10,197	2,421

The accompanying notes are an integral part of these consolidated and combined financial statements.

TRIPADVISOR, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Net income	$194,588	$177,791	$138,954
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	1,945	(781)	1,520
Unrealized gain (loss) on marketable securities, net of tax (1)	(104)	—	—
Other comprehensive income (loss), net of tax	1,841	(781)	1,520
Comprehensive income	196,429	177,010	140,474
Less: Comprehensive income attributable to noncontrolling interest	(519)	(114)	(178)
Comprehensive income attributable to TripAdvisor, Inc.	$195,910	$176,896	$140,296

(1) Net of unrealized tax benefits of $72 for the year ended December 31, 2012.

The accompanying notes are an integral part of these consolidated and combined financial statements.

TRIPADVISOR, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 367,515	$ 183,532
Short-term marketable securities (note 5)	118,970	—
Accounts receivable, net of allowance of $2,818 and $5,370 at December 31, 2012 and 2011, respectively	81,459	67,936
Receivable from Expedia, net (note 16)	23,971	14,081
Taxes receivable	24,243	—
Deferred income taxes, net (note 9)	5,971	6,494
Prepaid expenses and other current assets	10,365	6,279
Total current assets	632,494	278,322
Long-term marketable securities (note 5)	99,248	—
Property and equipment, net (note 6)	43,802	34,754
Deferred income taxes, net (note 9)	502	—
Other long-term assets	13,274	11,888
Intangible assets, net (note 7)	38,190	44,030
Goodwill (note 7)	471,684	466,892
TOTAL ASSETS	$1,299,194	$ 835,886
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 14,099	$ 5,903
Deferred revenue	31,563	19,395
Credit facility borrowings (note 8)	32,145	26,734
Borrowings, current (note 8)	40,000	20,000
Taxes payable	14,597	17,229
Accrued expenses and other current liabilities (note 10)	63,236	37,269
Total current liabilities	195,640	126,530
Deferred income taxes, net (note 9)	11,023	16,004
Other long-term liabilities (note 11)	25,563	15,952
Borrowings, net of current portion (note 8)	340,000	380,000
Total Liabilities	572,226	538,486
Commitments and Contingencies (note 12)		
Redeemable noncontrolling interest (note 14)	—	3,863
Stockholders' equity:		
Preferred stock $.001 par value	—	—
Authorized shares: 100,000,000		
Shares issued and outstanding: 0 and 0		
Common stock $.001 par value	130	121
Authorized shares: 1,600,000,000		
Shares issued and outstanding: 130,060,138 and 120,661,808		
Class B Common Stock $.001 par value	13	13
Authorized shares 400,000,000		
Shares issued and outstanding: 12,799,999 and 12,799,999		
Additional paid-in capital	531,256	293,744
Retained earnings	196,438	2,369
Accumulated other comprehensive loss	(869)	(2,710)
Total stockholders' equity	726,968	293,537
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,299,194	$ 835,886

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Invested Capital	Common stock		Class B Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
		Shares	Amount	Shares	Amount				
Balance as of December 31, 2009	**$ 393,363**	**—**	**$—**	**—**	**$—**	**$ —**	**$ —**	**$(3,449)**	**$ 389,914**
Net income attributable to TripAdvisor, Inc.	138,776								138,776
Currency translation adjustments								1,520	1,520
Tax benefits on equity awards	3,992								3,992
Adjustment to the fair value of redeemable noncontrolling interest	(1,152)								(1,152)
Stock-based compensation expense	6,582								6,582
Balance as of December 31, 2010	**$ 541,561**	**—**	**$ —**	**—**	**$—**	**$ —**	**$ —**	**$(1,929)**	**$ 539,632**
Net income attributable to TripAdvisor, Inc. prior to Spin-Off	175,308								175,308
Net income attributable to TripAdvisor, Inc. after the Spin-Off							2,369		2,369
Currency translation adjustments								(781)	(781)
Tax benefits on equity awards	1,453								1,453
Stock- based compensation expense-pre-Spin-Off	16,260								16,260
Acquisition of common control subsidiary from Expedia	(40,564)								(40,564)
Adjustment to the fair value of redeemable noncontrolling interest	(571)								(571)
Extinguishment of receivable due from Expedia related to Spin- Off, including transfers of assets and liabilities	(1,525)								(1,525)
Distribution to Expedia related to Spin-Off, net	(398,488)								(398,488)
Capitalization of TripAdvisor as a result of Spin-Off from Expedia, including issuance of Common and Class B shares	(293,434)	120,661,808	121	12,799,999	13	293,300			—
Stock-based compensation expense-post Spin-Off						444			444

	Invested Capital	Common stock		Class B Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
		Shares	Amount	Shares	Amount				
Balance as of December 31, 2011	**$—**	**120,661,808**	**$121**	**12,799,999**	**$13**	**$293,744**	**$ 2,369**	**$(2,710)**	**$293,537**
Net income attributable to TripAdvisor, Inc.							194,069		194,069
Currency translation adjustments								1,945	1,945
Unrealized loss on marketable securities, net of tax								(104)	(104)
Tax benefits on equity awards						3,933			3,933
Issuance of common stock related to exercise of options and warrants and vesting of RSUs		9,398,330	9			230,702			230,711
Minimum withholding taxes on net share settlements of equity awards						(6,675)			(6,675)
Adjustment to the fair value of redeemable noncontrolling interest						(14,617)			(14,617)
Reclassification of non-employee equity awards to liability						(1,462)			(1,462)
Stock-based compensation expense						25,631			25,631
Balance as of December 31, 2012	**$—**	**130,060,138**	**$130**	**12,799,999**	**$13**	**$531,256**	**$196,438**	**$ (869)**	**$726,968**

The accompanying notes are an integral part of these consolidated and combined financial statements.

TRIPADVISOR, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2012	**2011**	**2010**
Operating activities:			
Net income	$ 194,588	$ 177,791	$ 138,954
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment, including internal-use software and website development costs	19,966	18,362	12,871
Stock-based compensation	30,102	17,344	7,183
Amortization of intangible assets	6,110	7,523	14,609
Amortization of deferred financing costs	889	21	—
Amortization of discounts and premiums on marketable securities, net	527	—	—
Deferred tax benefit	(4,960)	(931)	(653)
Excess tax benefits from stock-based compensation	(2,717)	(1,571)	(1,813)
(Recovery) provision for doubtful accounts	(1,050)	909	3,383
Foreign currency transaction (gains) losses, net	1,644	209	(541)
Other, net	187	(131)	164
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(11,810)	(15,910)	(14,853)
Related parties	(16,921)	—	—
Taxes receivable	(24,243)	—	—
Prepaid expenses and other assets	(3,305)	(1,821)	(328)
Accounts payable	13,977	5,885	1,273
Taxes payable	7,073	3,244	17,359
Accrued expenses and other liabilities	17,067	82	9,707
Deferred revenue	11,942	6,876	9,600
Net cash provided by operating activities	239,066	217,882	196,915
Investing activities:			
Acquisitions, net of cash acquired	(3,007)	(7,894)	(34,446)
Capital expenditures, including internal-use software and website development costs	(29,282)	(21,323)	(18,813)
Transfers to Expedia, net	—	(95,967)	(66,421)
Acquisitions, net of cash acquired, from Expedia	—	(28,099)	—
Distribution to Expedia related to Spin-Off	7,028	(405,516)	—
Purchase of marketable securities and other investments	(218,922)	—	(20,090)
Proceeds from maturities of marketable securities and other investments	—	20,090	—
Other	—	(153)	—
Net cash used in investing activities	(244,183)	(538,862)	(139,770)
Financing activities:			
Acquisitions funded by Expedia	—	5,135	—
Payments on acquisition earn-out	—	(9,546)	—
Payments to purchase subsidiary shares from noncontrolling interest	(22,304)	—	—
Proceeds from credit facilities	15,372	18,158	1,733
Payments on credit facilities	(10,000)	—	—
Principal payments on long-term debt	(20,000)	—	—
Proceeds from issuance of long-term debt, net of issuance costs	—	396,516	—
Proceeds from exercise of stock options and warrants	230,711	—	—
Payment of minimum withholding taxes on net share settlements of equity awards	(6,675)	—	—
Excess tax benefits from stock-based compensation	2,717	1,571	1,813
Change in restricted cash	—	—	475
Net cash provided by financing activities	189,821	411,834	4,021
Effect of exchange rate changes on cash and cash equivalents	(721)	(455)	603
Net increase in cash and cash equivalents	183,983	90,399	61,769
Cash and cash equivalents at beginning of year	183,532	93,133	31,364
Cash and cash equivalents at end of year	$ 367,515	$ 183,532	$ 93,133
Supplemental disclosure of cash flow information:			
Income taxes paid directly to taxing authorities, net	$ 107,799	$ 42,220	$ 26,654
Income taxes paid to Expedia, Inc.	—	49,570	41,333
Total income taxes paid, net	$ 107,799	$ 91,790	$ 67,987
Cash paid during the period for interest	$ 9,792	$ 313	$ 7
Supplemental disclosure of non-cash investing and financing activities:			
Non-cash fair value increase for redeemable noncontrolling interests	$ 14,617	$ 571	$ 1,152
Distribution receivable from Expedia, Inc.	—	(7,028)	—

The accompanying notes are an integral part of these consolidated and combined financial statements.

NOTE 1: ORGANIZATION AND BASIS OF PRESENTATION

On April 7, 2011, Expedia announced its plan to separate into two independent public companies in order to better achieve certain strategic objectives of its various businesses. We refer to this transaction as the "Spin-Off." Non-recurring expenses incurred to affect the Spin-Off during the year ended December 31, 2011 have been included within Spin-Off costs in the consolidated and combined statements of operations.

On December 20, 2011, following the close of trading on the NASDAQ Global Select Market ("NASDAQ"), the Spin-Off was completed, and TripAdvisor began trading as independent public company on December 21, 2011. Expedia effected the Spin-Off by means of a reclassification of its capital stock that resulted in the holders of Expedia capital stock immediately prior to the time of effectiveness of the reclassification having the right to receive a proportionate amount of TripAdvisor capital stock. A one-for-two reverse stock split of outstanding Expedia capital stock occurred immediately prior to the Spin-Off, with cash paid in lieu of fractional shares.

In connection with the Spin-Off, Expedia contributed or transferred all of the subsidiaries and assets relating to Expedia's TripAdvisor Media Group, which were comprised of the TripAdvisor Holdings, LLC combined financial statements, to TripAdvisor and TripAdvisor or one of its subsidiaries assumed all of the liabilities relating to Expedia's TripAdvisor Media Group. TripAdvisor now trades on the NASDAQ under the symbol "TRIP."

In connection with the Spin-Off, on December 20, 2011, TripAdvisor Holdings, LLC distributed $405.5 million in cash to Expedia in the form of a dividend. This distribution was funded through borrowings under a credit agreement, dated as of December 20, 2011. Such credit agreement together with all exhibits, schedules, annexes, certificates, assignments and related documents contemplated thereby is referred to herein as the "Credit Agreement." Refer to "Note 8—*Debt*" below and our debt discussion in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Position, Liquidity and Capital Resources" for further information.

For information on our relationships with Expedia, Barry Diller and Liberty Interactive Corporation and recent material transactions and change in voting control in the fourth quarter of 2012, refer to "Note 16—*Related Party Transactions*" below.

Basis of Presentation

The accompanying consolidated and combined financial statements include TripAdvisor, our wholly-owned subsidiaries, and entities we control, or in which we have a variable interest and are the primary beneficiary of expected cash profits or losses. We refer to TripAdvisor, Inc. and our wholly-owned subsidiaries as "TripAdvisor," "us," "we" and "our" in these notes to the consolidated and combined financial statements. We record our investments in entities that we do not control, but over which we have the ability to exercise significant influence, using the equity method. We record noncontrolling interest in our consolidated and combined financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Noncontrolling interest in the earnings and losses of consolidated subsidiaries represents the share of net income or loss allocated to members or partners in our consolidated entities. We have eliminated significant intercompany transactions and accounts. The accounting for income taxes was computed for TripAdvisor on a separate tax return basis (see "Note 9—*Income Taxes*" for further information). The accompanying consolidated and combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

The financial statements and related financial information pertaining to the period preceding December 21, 2011 have been presented on a combined basis and reflect the results of TripAdvisor that were ultimately transferred to us as part of the Spin-Off. The financial statements and related financial information pertaining to the period from December 21, 2011 onward have been presented on a consolidated basis. Prior to the Spin-Off, certain functions, including accounting, legal, tax, corporate development, treasury, employee benefits, financial reporting and real estate management, were historically managed by the corporate division of Expedia on behalf of its subsidiaries. The assets, liabilities and expenses related to the support of these centralized corporate functions have been allocated to us on a specific identification basis to the extent possible. Otherwise, allocations related to these services, in the form of a related-party services fee, were primarily based upon an estimate of the proportion of corporate amounts applicable to us. These allocations were determined on a basis that Expedia and we considered to be a reasonable reflection of the cost of services provided or the benefit received by us. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses. In the opinion of management, the assumptions and allocations were made on a reasonable basis. Management believes that amounts allocated to TripAdvisor reflect a reasonable representation of the types of costs that would have been incurred if we had performed these functions as a stand-alone company. However, as estimation is inherent within the aforementioned allocation process, these combined financial statements do not include all of the actual amounts that would have been incurred had we been a stand-alone entity during the periods presented and also do not necessarily reflect our future financial position, results of operations and cash flows.

Description of Business

TripAdvisor is an online travel company, empowering users to plan and have the perfect trip. TripAdvisor's travel research platform aggregates reviews and opinions of members about destinations, accommodations (hotels, bed and breakfasts, specialty lodging and vacation rentals), restaurants and activities throughout the world through our flagship TripAdvisor brand. TripAdvisor-branded websites include tripadvisor.com in the United States and localized versions of the website in 29 countries, including in China under the brand daodao.com. Beyond travel-related content, TripAdvisor websites also include links to the websites of our travel advertisers allowing travelers to directly book their travel arrangements. In addition to the flagship TripAdvisor brand, we manage and operate 20 other travel brands, connected by the common goal of providing comprehensive travel planning resources across the travel sector. We derive substantially all of our revenue from advertising, primarily through click-based advertising and display-based advertising sales. In addition, we earn revenue through a combination of subscription-based offerings from our Business Listings and Vacation Rental products, transaction revenue from selling room nights on our transactional sites SniqueAway and Tingo, and other revenue including licensing our content to third-parties. We have one reportable segment: TripAdvisor. The segment is determined based on how our chief operating decision maker manages our business, makes operating decisions and evaluates operating performance.

Seasonality

Expenditures by travel advertisers tend to be seasonal. Traditionally, our strongest quarter has been the third quarter, which is a key travel research period, with the weakest quarter being the fourth quarter. However, adverse economic conditions or continued growth of our international operations with differing holiday peaks may influence the typical trend of our seasonality in the future.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Consolidation

Our consolidated and combined financial statements include the accounts of TripAdvisor, our wholly owned subsidiaries, and entities we control, or in which we have a variable interest and are the primary beneficiary of expected cash profits or losses. We record our investments in entities that we do not control, but over which we have the ability to exercise significant influence, using the equity method. We record noncontrolling interest in our consolidated and combined financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Noncontrolling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities. Significant intercompany transactions between the TripAdvisor consolidated entities and accounts have been eliminated.

Certain of our subsidiaries that operate in China, have variable interests in affiliated entities in China in order to comply with Chinese laws and regulations, which restrict foreign investment in Internet content provision businesses. Although we do not own the capital stock of some of our Chinese affiliates, we consolidate their results as we are the primary beneficiary of the cash losses or profits of these variable interest affiliates and have the power to direct the activities of these affiliates. Our variable interest entities are not material for all periods presented.

Accounting Estimates

We use estimates and assumptions in the preparation of our consolidated and combined financial statements in accordance with GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated and combined financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated and combined financial statements include revenue recognition; recoverability of long-lived assets and investments, intangible assets and goodwill; income taxes; useful lives of property and equipment; purchase accounting and stock-based compensation.

Reclassifications

Certain reclassifications have been made to conform the prior period to the current presentation, which include the reclassifications of our redeemable noncontrolling interest on the consolidated balance sheets from accrued expenses and other current liabilities to the mezzanine section and the reclassification of accrued marketing costs from accounts payable to accrued expenses and other current liabilities on our consolidated balance sheets. These reclassifications had no net effect on our consolidated and combined financial statements.

Revenue Recognition

We recognize revenue from the advertising services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Click-based Advertising. Revenue is derived primarily from click-through fees charged to our travel partners for traveler leads sent to the travel partners' website. We record revenue from click-through fees after the traveler makes the click-through to the travel partners' websites.

Display and Other Advertising. We recognize display advertising revenue ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the advertising contract. Subscription-based revenue is recognized ratably over the related subscription period. We recognize revenue from all other sources either upon delivery or when we provide the service.

Deferred revenue, which primarily relates to our subscription-based programs, is recorded when payments are received in advance of our performance as required by the underlying agreements.

Cost of Revenue

Cost of revenue consists of expenses that are closely correlated or directly related to revenue generation, including ad serving fees, flight search fees, credit card fees and data center costs.

Selling and Marketing

Sales and marketing expenses primarily consist of direct costs, including search engine marketing, or SEM, other traffic acquisition costs, syndication costs and affiliate program commissions, brand advertising and public relations. In addition, our indirect sales and marketing expense consists of personnel and overhead expenses, including salaries, commissions, benefits, stock-based compensation expense and bonuses for sales, sales support, customer support and marketing employees.

Technology and Content

Technology and content expenses consist of personnel and overhead expenses, including salaries and benefits, stock-based compensation expense and bonuses for salaried employees and contractors engaged in the design, development, testing and maintenance of our website. Other costs include licensing and maintenance expense.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead costs, including executive leadership, finance, legal and human resource functions and stock-based compensation as well as professional service fees and other fees including audit, legal, tax and accounting, and other costs including bad debt expense and our charitable foundation costs.

Cash, Cash Equivalents and Marketable Securities

Our cash equivalents consist of highly liquid investments with maturities of 90 days or less at the date of purchase. Our marketable debt and equity securities have been classified and accounted for as available-for-sale. We determine the appropriate classification of our investments at the time of purchase and reevaluate the designations at each balance sheet date. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. The policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss and providing liquidity of investments sufficient to meet our operating and capital spending requirements and debt repayments.

We classify our marketable debt securities as either short-term or long-term based on each instrument's underlying contractual maturity date and as to whether and when we intend to sell a particular security prior to its maturity date. Marketable debt securities with maturities greater than 90 days at the date of purchase and 12 months or less remaining at the balance sheet date will be classified as short-term and marketable debt securities with maturities greater than 12 months from the balance sheet date will generally be classified as long-term. We classify our marketable equity securities, limited to money market funds and mutual funds, as either short-term or long-term based on the nature of each security and its availability for use in current operations. Our marketable debt and equity securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) as a component of shareholders' equity. Fair values are determined for each individual security in the investment portfolio.

Realized gains and losses on the sale of securities are determined by specific identification of each security's cost basis. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration and liquidity and duration management. The weighted average maturity of our total invested cash shall not exceed 12 months, and no security shall have a final maturity date greater than three years.

When evaluating an investment for other-than-temporary impairment, we review factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and our intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of the investment's cost basis. Once a decline in fair value is determined to be other than temporary, an impairment charge is recorded and a new cost basis in the investment is established. If we do not intend to sell the debt security, but it is probable that we will not collect all amounts due, then only the impairment due to the credit risk would be recognized in earnings and the remaining amount of the impairment would be recognized in accumulated other comprehensive loss within stockholders' equity.

Cash consists of cash deposits held in global financial institutions. Prior to Spin-Off, our domestic cash receipts had been transferred to Expedia, which had historically funded our domestic disbursement accounts as required. Transfers of cash between TripAdvisor and Expedia resulted in increases or decreases to our net related-party receivable. In connection with the Spin-Off any subsequent cash transfers related to business operations between TripAdvisor and Expedia ceased.

Fair Value Measurements

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We measure assets and liabilities at fair value based on the expected exit price, which is the amount that would be received on the sale of an asset or amount paid to transfer a liability, as the case may be, in an orderly transaction between market participants in the principal or most advantageous market in which we would transact. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability at the measurement date. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1—Valuations are based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations are based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations are based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Derivative Financial Instruments

Our goal in managing our foreign exchange risk is to reduce, to the extent practicable, our potential exposure to the changes that exchange rates might have on our earnings, cash flows and financial position. We account for our derivative instruments as either assets or liabilities and carry them at fair value.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in current income. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. For options designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in income. For derivative instruments that hedge the exposure to changes in the fair value of an asset or a liability and that are designated as fair value hedges, both the net gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings in the current period. The net gain or loss on the effective portion of a derivative instrument that is designated as an economic hedge of the foreign currency translation exposure of the net investment in a foreign operation is reported in the same manner as a foreign currency translation adjustment. For forward exchange contracts designated as net investment hedges, we exclude changes in fair value relating to changes in the forward carrying component from its definition of effectiveness. Accordingly, any gains or losses related to this component are recognized in current income. We have not entered into any cash flow, fair value or net investment hedges to date as of December 31, 2012.

Derivatives that do not qualify as hedges must be adjusted to fair value through current income. In certain circumstances, we enter into foreign currency forward exchange contracts ("forward contracts") to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Our derivative instruments or forward contracts that were entered into and are not designated as hedges as of December 31, 2012 are disclosed below in "Note 5—*Financial Instruments*" in the notes to the consolidated and combined financial statements. Monetary assets and liabilities denominated in a currency other than the functional currency of a given subsidiary are remeasured at spot rates in effect on the balance sheet date with the effects of changes in spot rates reported in Other, net on our consolidated and combined statement of operations. Accordingly, fair value changes in the forward contracts help mitigate the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not expected to be significant due to the short-term nature of the contracts, which typically have average maturities at inception of less than one year.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generally due within 30 days and are recorded net of an allowance for doubtful accounts. We consider accounts outstanding longer than the contractual payment terms as past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer's ability to pay its obligations to us, and the condition of the general economy and industry as a whole.

Property and Equipment, Including Website and Software Development Costs

We record property and equipment at cost, net of accumulated depreciation. We capitalize certain costs incurred during the application development stage related to the development of websites and internal use software. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. We expense costs related to the planning and post-implementation phases of software and website development as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized.

We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment, capitalized software and website development and furniture and other equipment. We depreciate leasehold improvement using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

Leases

We lease facilities in several countries around the world and certain equipment under non-cancelable lease agreements. The terms of some of the lease agreements provide for rental payments on a graduated basis. Rent expense is recognized on a straight-line basis over the lease period and accrued as rent expense incurred but not paid.

Recoverability of Goodwill and Indefinite-Lived Intangible Assets

Goodwill:

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. We assess goodwill, which is not amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment). We have one reportable segment. The segment is determined based on how our chief operating decision maker manages our business, makes operating decisions and evaluates operating performance.

In the evaluation of goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that the fair value of the reporting unit is less than the carrying amount. If we determine that it is not more likely than not that the fair value of the goodwill is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the fair value of the goodwill is less than its carrying amount, we then perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value should such a circumstance arise.

Indefinite-Lived Intangible Assets:

Intangible assets that have indefinite lives are not amortized and are tested for impairment annually on October 1, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Similar to the qualitative assessment for goodwill, we may assess qualitative factors to determine if it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. If we determine that it is not more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, we compare the fair value of the indefinite-lived asset with its carrying amount. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, the individual asset is written down by an amount equal to such excess. The assessment of qualitative factors is optional and at our discretion. We may bypass the qualitative assessment for any indefinite-lived intangible asset in any period and resume performing the qualitative assessment in any subsequent period.

As part of our qualitative assessment for our 2012 impairment analysis , the factors that we considered for our goodwill and indefinite-lived intangible assets included, but were not limited to: (a) changes in macroeconomic conditions in the overall economy and the specific markets in which we operate, (b) our ability to access capital, (c) changes in the online travel industry, (d) changes in the level of competition, (e) comparison of our current financial performance to historical and budgeted results, (f) changes in excess market capitalization over book value based on our current common stock price and latest consolidated balance sheet, and (g) comparison of the excess of the fair value of our of trade names and trademarks to the carrying value of those same assets, using the results of our most recent quantitative assessment. After considering these factors and the impact that changes in such factors would have on the inputs used in our previous quantitative assessment, we determined for our goodwill and indefinite-lived intangible assets that it was more likely than not that these assets were not impaired.

Since the annual impairment tests in October 2012, there have been no events or changes in circumstances to indicate any potential impairment to goodwill or our indefinite lived intangible assets. In the event that future circumstances indicate that any portion of our goodwill or our indefinite-lived intangibles is impaired, an impairment charge would be recorded.

Recoverability of Intangible Assets with Definite Lives and Other Long-Lived Assets

Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of two to ten years. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable.

Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we assess the recoverability of the asset by determining if the carrying value of the asset exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset over the remaining economic life of the asset. If the recoverability test indicates that the carrying value of the asset is not recoverable, we will estimate the fair value of the asset using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset's carrying amount and its estimated fair value. We have not identified any circumstances that would warrant an impairment assessment as of December 31, 2012.

Income Taxes

We compute and account for our income taxes on a stand-alone basis. We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We recognize in our consolidated and combined financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Foreign Currency Translation and Transaction Gains and Losses

Certain of our operations outside of the United States use the related local currency as their functional currency. We translate revenue and expense at average rates of exchange during the period. We translate assets and liabilities at the rates of exchange as of the consolidated balance sheet dates and include foreign currency translation gains and losses as a component of accumulated other comprehensive income. Due to the nature of our operations and our corporate structure, we also have subsidiaries that have transactions in foreign currencies other than their functional currency. We record transaction gains and losses in our consolidated and combined statements of operations related to the recurring re-measurement and settlement of such transactions. Accordingly, we have recorded foreign exchange losses of $3.2 million, 1.0 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, in Other, net.

Advertising Expense

We incur advertising expense consisting of traffic generation costs from search engines and Internet portals, other online and offline advertising expense, promotions and public relations to promote our brands. We expense the costs associated with advertisements in the period in which the advertisement takes place. For the years ended December 31, 2012, 2011 and 2010, our advertising expense was $175.0 million, $135.6 million, and $86.3 million, respectively.

Stock-Based Compensation

TripAdvisor Equity Grants Assumed at Spin-Off

All stock-based compensation included in our consolidated and combined financial statements prior to the Spin-Off relates to Expedia common stock options and restricted stock units ("RSUs") held by TripAdvisor employees prior to the Spin-Off. The following methods were used to measure the fair value of these awards and we will continue to amortize the fair value thereof as follows for all pre-Spin-Off equity grants:

Stock Options. The value of stock options issued or modified, including unvested options assumed in acquisitions, on the grant date (or modification or acquisition dates, if applicable) were measured at fair value, using the Black-Scholes option valuation model. The Black-Scholes model incorporates various assumptions including expected volatility, expected term, dividend yield and risk-free interest rates. The expected volatility was based on historical volatility of Expedia's common stock and other relevant factors. The expected term assumptions were based on historical experience and on the terms and conditions of the stock awards granted to employees. We will continue to amortize the fair value, net of estimated forfeitures, over the remaining vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date. The majority of these stock options vest over four years.

Restricted Stock Units. RSUs are stock awards granted to employees entitling the holder to shares of common stock as the award vests, typically over a five-year period. RSUs were measured at fair value based on the number of shares granted and the quoted price of Expedia's common stock at the date of grant. We will continue to amortize the fair value of these awards, net of estimated forfeitures, as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

TripAdvisor Equity Grants Awards Issued Subsequent to the Spin-Off

We adopted the TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan, or the 2011 Incentive Plan, as of December 21, 2011, under which we may grant restricted stock, restricted stock awards, RSUs, stock options and other stock-based awards to our directors, officers, employees and consultants. Refer to "Note 4—*Stock Based Awards and Other Equity Instruments*" below for further information on the 2011 Incentive Plan and our stock based award activity.

Stock Options. The exercise price for all stock options granted by us to date has been equal to the market price of the underlying shares of common stock at the date of grant. In this regard, when making stock option awards, our practice is to determine the applicable grant date and to specify that the exercise price shall be the closing price of our common stock on the date of grant. Stock options granted during the year ended December 31, 2012 had a term of ten years from the date of grant and generally vest over a four-year period.

The estimated fair value of the options granted under the 2011 Incentive Plan to date, have been calculated using a Black-Scholes Merton option-pricing model ("Black-Scholes model"). The Black-Scholes model incorporates assumptions to value stock-based awards, which includes the risk-free rate of return, volatility, expected term and expected dividend yield.

Our risk-free interest rate is based on the rates currently available on zero-coupon U.S. Treasury issues, in effect at the time of the grant, whose remaining maturity period most closely approximates the stock option's expected term assumption. We estimated the volatility of our common stock by using an average of historical stock price volatility of publicly traded companies that we consider peers based on daily price observations over a period equivalent or approximate to the expected term of the stock option grants. The decision to use a weighted average volatility factor of a peer group was based upon the relatively short period of availability of data on our common stock. We estimated our expected term using the simplified method for all stock options as we do not have sufficient historical exercise data on our common stock. Our expected dividend yield is zero, as we have not paid any dividends on our common stock to date.

We amortize the fair value, net of estimated forfeitures, as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

Restricted Stock Units. RSUs are stock awards that are granted to employees entitling the holder to shares of our common stock as the award vests. RSUs are measured at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value, net of estimated forfeitures, as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

Performance-based stock options and RSUs vest upon achievement of certain company-based performance conditions and a requisite service period. On the date of grant, the fair value of performance-based awards is determined based on the fair value, which is calculated using the same method as our service based stock options and RSUs described above. We then assess whether it is probable that the performance targets would be achieved. If assessed as probable, compensation expense will be recorded for these awards over the estimated performance period on a straight-line basis. At each reporting period, we will reassess the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved and of the performance period required to achieve the targets requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. We have considered many factors when estimating expected forfeitures, including our historical attrition rates, the employee class and historical experience. The estimate of stock awards that will ultimately be forfeited requires significant judgment and, to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period such estimates are revised.

Certain Risks and Concentrations

Our business is subject to certain risks and concentrations including dependence on relationships with our customers. We are highly dependent on our advertising and media relationship with Expedia, (see "Note 16—*Related Party Transactions*"), which accounted for approximately 27%, 33% and 35% of our total revenue in 2012, 2011 and 2010, respectively. In addition, another customer accounted for approximately 21%, 16% and 11% of our revenue in 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, there were no customers that accounted for 10% or more of our trade receivables.

Contingent Liabilities

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated and combined statements of operations. We provide disclosure in the notes to the consolidated and combined financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated and combined financial statements.

Comprehensive Loss

Comprehensive loss consists of net income (loss), cumulative foreign currency translation adjustments, and unrealized gains and losses on available-for-sale securities, net of tax.

Earnings per Share (EPS)

As discussed above in "Note 1—*Organization and Basis of Presentation*", in connection with the Spin-Off a one-for-two reverse stock split of outstanding Expedia capital stock occurred immediately prior to the Spin-Off, which resulted in 120,661,020 shares of common stock and 12,799,999 shares of Class B common stock outstanding immediately following the Spin-Off.

Basic Earnings Per Share

For the year ending ended December 31, 2012, we computed basic earnings per share using the number of shares of common stock and Class B common stock outstanding as of December 31, 2011 plus the weighted average of any additional shares issued and outstanding during the year ended December 31, 2012.

For the year ended December 31, 2011, we computed basic earnings per share using the number of shares of common stock and Class B common stock outstanding immediately following the Spin-Off, as if such shares were outstanding for the entire period prior to the Spin-Off, plus the weighted average of any additional shares issued and outstanding following the Spin-Off date through December 31, 2011.

For the year ended December 31, 2010, we computed basic earnings per share using the number of shares of common stock and Class B common stock outstanding immediately following the Spin-Off, as if such shares were outstanding for the entire period.

Diluted Earnings Per Share

For the year ended December 31, 2012, we computed diluted earnings per share using (i) the number of shares of common stock and Class B common stock outstanding at December 31, 2011, (ii) the weighted average of any additional shares issued and outstanding for the year ended December 31, 2012, and (iii) if dilutive, the incremental weighted average common stock that we would issue upon the assumed exercise of common equivalent shares related to stock options, stock warrants and the vesting of restricted stock units using the treasury stock method during the year ended December 31, 2012, and (iv) if dilutive, performance based awards based on the number of shares that would be issuable as of the end of the reporting period assuming the end of the reporting period was also the end of the contingency period.

For the year ended December 31, 2011, we computed diluted earnings per share using (i) the number of shares of common stock and Class B common stock outstanding immediately following the Spin-Off, (ii) the weighted average of any additional shares issued and outstanding shares outstanding following the Spin-Off date through December 31, 2011, and (iii) if dilutive, the incremental weighted average common stock that we would issue upon the assumed exercise of common equivalent shares related to stock options, stock warrants and the vesting of restricted stock units using the treasury stock method during the year ended December 31, 2011, and (iv) if dilutive, performance based awards based on the number of shares that would be issuable as of the end of the reporting period assuming the end of the reporting period was also the end of the contingency period. We treated all outstanding equity awards assumed at Spin-Off as if they were granted as of the Spin-Off and we included them in our diluted earnings per share calculation for the year ended December 31, 2011, based on the number of days they were outstanding.

For the year ended December 31, 2010, we computed diluted earnings per share using (i) the number of shares of common stock and Class B common stock outstanding immediately following the Spin-Off, as no TripAdvisor equity awards were outstanding prior to the Spin-Off.

Under the treasury stock method, the assumed proceeds calculation includes the actual proceeds to be received from the employee upon exercise, the average unrecognized compensation cost during the period and any tax benefits credited upon exercise to additional paid-in-capital. The treasury stock method assumes that a company uses the proceeds from the exercise of an award to repurchase common stock at the average market price for the period. Windfall tax benefits created upon the exercise of an award would be added to assumed proceeds, while shortfalls charged to additional paid-in-capital would be deducted from assumed proceeds. Any shortfalls not covered by the windfall tax pool would be charged to the income statement and would be excluded from the calculation of assumed proceeds, if any.

Below is a reconciliation of the weighted average number of shares of common stock outstanding in calculating diluted earnings per share (in thousands, except for per share information):

	During the Year Ended December 31,		
	2012	2011	2010
Numerator:			
Net income attributable to TripAdvisor, Inc.	$194,069	$177,677	$138,776
Denominator:			
Weighted average shares used to compute Basic EPS	139,462	133,461	133,461
Effect of dilutive securities:			
Stock options	1,207	1,164	—
RSUs	161	240	—
Stock warrants	511	—	—
Weighted average shares used to compute Diluted EPS	141,341	134,865	133,461
Basic EPS	$ 1.39	$ 1.33	$ 1.04
Diluted EPS	$ 1.37	$ 1.32	$ 1.04

The following potential common shares related to stock options, stock warrants and RSUs were excluded from the calculation of diluted net income per share because their effect would have been anti-dilutive for the periods presented (in thousands):

	During the Year Ended December 31,		
	2012(1)(2)	2011(2)	2010
Stock options	3,944	2,261	—
RSUs	21	80	—
Warrants	—	8,047	—
Total	3,965	10,388	—

(1) These totals do not include performance based options representing the right to acquire 110,000 shares of common stock, respectively, for which all targets required to trigger vesting have not been achieved; therefore, such awards were excluded from the calculation of weighted average shares used to compute diluted earnings per share for those reporting periods.

(2) These totals do not include performance based RSUs representing the right to acquire 200,000 and 400,000 shares of common stock at December 31, 2012 and 2011, respectively, for which all targets required to

trigger vesting have not been achieved; therefore, such awards were excluded from the calculation of weighted average shares used to compute diluted earnings per share for those reporting periods.

The earnings per share amounts are the same for common stock and Class B common stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

Recently Adopted Accounting Pronouncements

Testing Indefinite-lived Intangibles for Impairment

In July 2012, the FASB issued ASU 2012-02, which amends ASC Topic 350, "Intangibles—Goodwill and Other." The guidance amends the impairment test for indefinite lived intangible assets other than goodwill by allowing companies to first assess qualitative factors to determine if it is more likely than not that an indefinite lived intangible asset is impaired and whether it is necessary to perform the impairment test of comparing the carrying amount with the recoverable amount of the indefinite lived intangible asset. This guidance is effective for interim and annual periods beginning after September 15, 2012, however, we have decided to early adopt and make it effective for our 2012 impairment review. Accordingly, we have adopted the presentation requirements of ASU 2012-02 during the fourth quarter of 2012. The adoption of ASU 2012-02 did not have a material impact on our consolidated and combined financial statements.

New Accounting Pronouncements Not Yet Adopted

Disclosure about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, which amends ASC Subtopic 210-20, "Offsetting." The guidance requires enhanced disclosures with improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current guidance. This guidance is effective for interim and annual periods beginning after January 1, 2013. The guidance is limited to the form and content of disclosures, and we do not anticipate that the adoption of this guidance will have an impact on our consolidated and combined financial statements.

NOTE 3: ACQUISITIONS

During the years ended December 31, 2012, 2011, and 2010, we acquired a number of companies including various online travel media content companies. The following table summarizes the allocation of the purchase price for those years:

	2012	2011	2010
		(In thousands)	
Goodwill	$3,043	$6,390	$40,703
Intangible assets with definite lives (1)	—	1,642	8,148
Net assets (liabilities) (2)	7	(16)	(3,580)
Total (3)	$3,050	$8,016	$45,271

(1) The weighted average life of acquired intangible assets during 2011 and 2010 was 2.8 years, and 6.2 years, respectively.
(2) Includes cash acquired of $0 million, $0.1 million and $2 million during 2012, 2011 and 2010, respectively.
(3) All outstanding purchase contingencies have been paid.

The purchase price allocation of the 2012 acquisition is preliminary and subject to revision as more information becomes available, but in any case will not be revised beyond 12 months after the acquisition date and any change to the fair value of net assets acquired will lead to a corresponding change to the purchase price allocable to goodwill, which is not tax deductible, on a retroactive basis. The results of operations of each of the acquired businesses have been included in our consolidated and combined results from each transaction closing date forward. We did not have any material acquisitions, individually or in the aggregate, during the years 2012, 2011 and 2010; therefore no pro-forma results have been provided.

During 2011, we paid $13 million of contingent purchase consideration under prior acquisitions. The amount in 2011 represented an earn-out payment, of which approximately $10 million and $3 million are recorded to financing activities and operating activities, respectively, in the consolidated and combined statement of cash flows. All contingent consideration accrued and paid was calculated based on the financial performance of the acquired entity to which it relates.

In addition to the acquisitions listed in the above table, in October 2011, we purchased a subsidiary in China from Expedia for $37 million, or $28 million net of acquired cash. This acquisition was accounted for as a common control transaction, with net liabilities recorded at a carrying value of $4 million, including an additional $7 million of short term borrowings from the Chinese Credit Facilities (refer to "Note 8—*Debt*" below for further information on the Chinese Credit Facilities). No goodwill or other intangibles were recorded as a result of this acquisition and no contingent payments are outstanding. The difference between the purchase price and the carrying value of the net liabilities was recorded to additional paid in capital. The results of operations from this business are included in our consolidated and combined results from the transaction closing date.

NOTE 4: STOCK BASED AWARDS AND OTHER EQUITY INSTRUMENTS

Stock-based compensation expense relates primarily to expense for RSUs and stock options. Our outstanding RSUs and stock options generally vest over five years and four years, respectively.

For the years ended December 31, 2012, 2011, and 2010, we recognized total stock-based compensation expense of $30.1 million, $17.3 million, and $7.2 million, respectively. The total income tax benefit related to stock-based compensation expense was $10.6 million, $6.5 million, and $2.0 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Stock Based Awards prior to the Spin-Off from Expedia

Prior to the Spin-Off, we participated in the Amended and Restated Expedia, Inc. 2005 Stock and Annual Incentive Plan, under which we, through Expedia, granted RSUs, stock options, and other stock-based awards to our directors, officers, employees and consultants. In connection with the Spin-Off, these existing Expedia stock-based awards were primarily converted as follows:

- Each vested stock option to purchase shares of Expedia common stock converted into an option to purchase shares of Expedia common stock and an option to purchase shares of TripAdvisor common stock;
- Each unvested stock option to purchase shares of Expedia common stock converted into a stock option to purchase shares of common stock of the applicable company for which the employee was employed following the Spin-Off; and
- All RSUs converted into RSUs of the applicable company for which the employee was employed following the Spin-Off.

This resulted in a modification to the number of shares subject to each option and the option exercise prices, which were both based on the relative market capitalization of Expedia and TripAdvisor as of the date of the Spin-Off. These modifications resulted in a one-time expense of $8.0 million, the majority of which was recorded to general and administrative expense, primarily due to the modification of vested stock options that remained unexercised at the date of the Spin-Off.

In addition, upon Spin-Off, we entered into a warrant agreement (the "Warrant Agreement") with Mellon Investor Services LLC and issued warrants exercisable for TripAdvisor common stock in respect of previously outstanding warrants exercisable for Expedia common stock that were adjusted on account of Expedia's reverse stock split and the Spin-Off. The warrants, which totaled 32,186,792 at Spin-Off, were subsequently converted into 7,952,456 shares of our common stock during the year ended December 31, 2012, prior to their expiration date of May 7, 2012. Refer to "*2012 Stock Warrant Activity,*" below, for a discussion of warrant activity during the year ended December 31, 2012.

One tranche of warrants (issued in respect of Expedia warrants that had featured an exercise price of $12.23 per warrant prior to adjustment) were exercisable for 0.25 (one-quarter) of a share of TripAdvisor common stock at an exercise price equal to $6.48 per warrant, and the other tranche of warrants (issued in respect of Expedia warrants that had featured an exercise price of $14.45 per warrant prior to adjustment) were exercisable for 0.25 (one-quarter) of a share of TripAdvisor common stock at an exercise price equal to $7.66 per warrant. The exercise price could have been paid in cash or via "cashless exercise" as set forth in the Warrant Agreement. In total, at Spin-Off, the warrants could have been converted into a maximum of 8,046,698 shares of our common stock without any further adjustments to the Warrant Agreement.

The summary of the material terms of the Warrant Agreement set forth above is qualified in its entirety by the full text of the Warrant Agreement, which is incorporated by reference in this Annual Report on Form 10-K as Exhibit 4.1.

Stock Based Awards Subsequent to the Spin-Off from Expedia

TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan

On December 20, 2011, the 2011 Incentive Plan became effective. A summary of certain important features of the 2011 Incentive Plan can be found below. The summary of the material terms of the 2011 Incentive Plan is qualified in its entirety by the full text of the 2011 Incentive Plan which is incorporated by reference in this Annual Report on Form 10-K as Exhibit 4.3. The purpose of the 2011 Incentive Plan is to give us a competitive advantage in attracting, retaining and motivating officers and employees and to provide us with the ability to provide incentives more directly linked to the profitability of our businesses and increases in stockholder value. Under the terms of the 2011 Incentive Plan, we are authorized to grant incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units (RSUs) and other stock based awards to full and part-time employees of the Company and its subsidiaries or affiliates, where legally eligible to participate, as well as consultants and non-employee directors of the Company, its subsidiaries and affiliates. The 2011 Incentive Plan will govern TripAdvisor options and TripAdvisor RSUs that have converted from existing Expedia options and Expedia RSUs in connection with the Spin-Off as well as other award grants made following the Spin-Off pursuant to the 2011 Incentive Plan.

The 2011 Incentive Plan authorizes the issuance of up to 10,000,000 shares of TripAdvisor Common Stock pursuant to new awards under the 2011 Incentive Plan, plus shares to be granted pursuant to the assumption of outstanding adjusted awards. During a calendar year, no single participant may be granted (a) stock options covering in excess of 3,000,000 shares of TripAdvisor Common Stock, or (b) restricted stock or RSUs, intended to qualify under Section 162(m) (4)(C) of the Code, covering in excess of 2,000,000 shares of TripAdvisor common stock; provided, however, that adjusted awards will not be subject to these limitations. The maximum number of shares of TripAdvisor common stock that may be granted pursuant to stock options intended to be incentive stock options within the meaning of Section 422 of the Code is 7,000,000 shares.

2012 Stock Option Activity

The exercise price for all stock options granted by us to date has been equal to the market price of the underlying shares of common stock at the date of grant. In this regard, when making stock option awards, our practice is to determine the applicable grant date and to specify that the exercise price shall be the closing price of our common stock on the date of grant. Stock options granted during the year ended December 31, 2012 have a term of ten years from the date of grant and generally vest over a four-year requisite service period.

During the year ended December 31, 2012, we have issued 3,650,814 of primarily service based stock options under the 2011 Incentive Plan with a weighted average estimated grant-date fair value per option of $20.36. During the year ended December 31, 2011, we did not grant any stock options under the 2011 Incentive Plan. We will amortize the fair value of the 2012 grants, net of estimated forfeitures, as stock-based compensation expense over the vesting term of generally four years on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

A summary of the status and activity for stock option awards relating to our common stock for the year ended December 31, 2012, is presented below:

	Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
Options outstanding at January 1, 2012	6,575	$23.65		
Granted	3,651	39.79		
Exercised	1,151	14.09		$25,074
Cancelled	421	29.42		
Options outstanding at December 31, 2012	8,654	$31.41	5.7	$92,083
Exercisable as of December 31, 2012	3,329	$27.23	3.1	$49,016
Vested and expected to vest after December 31, 2012	7,655	$30.65	5.7	$86,121

Aggregate intrinsic value represents the difference between the closing stock price of our common stock and the exercise price of outstanding, in-the-money options. Our closing stock price as reported on NASDAQ as of December 31, 2012 was $41.92.

The fair value of stock option grants under the 2011 Incentive Plan has been estimated at the date of grant using the Black–Scholes option pricing model with the following weighted average assumptions:

	2012
Risk-free interest rate	1.03%
Expected volatility	53.46%
Expected life (in years)	6.21
Dividend yield	—
Weighted-average estimated fair value of options granted during the year	$20.36

No stock options were granted under the 2011 Incentive Plan in the years ending December 31, 2011 and 2010.

2012 RSU Activity

During the year ended December 31, 2012, we issued 85,144 RSUs under the 2011 Incentive Plan for which the fair value was measured based on the quoted price of our common stock. The weighted average estimated grant-date fair value per RSU was $35.76. We will amortize the fair value of the 2012 grants, net of estimated forfeitures, as stock-based compensation expense over the weighted average remaining vesting term of 2.0 years on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

The following table presents a summary of RSU activity on our common stock:

	RSUs Outstanding	Weighted Average Grant-Date Fair Value Per Share
	(In thousands)	
Unvested RSUs outstanding as of January 1, 2012	926	$21.32
Granted	85	35.76
Vested and released (1)	548	17.17
Cancelled	17	26.78
Unvested RSUs outstanding as of December 31, 2012 (2)	446	$26.11

(1) Inclusive of 190,856 RSUs withheld to satisfy minimum tax withholding requirements.
(2) Included in RSUs outstanding at December 31, 2012 are 200,000 performance based RSUs for which vesting is tied to achievement of performance targets and a requisite service period.

2012 Stock Warrant Activity

During the year ended December 31, 2012, there were a total of 32,186,791 warrants exercised which resulted in a total of 7,952,456 shares of our common stock being issued during that period, which included 31,641,337 warrants for which the exercise price was paid in cash at a weighted average price of $27.11. We received total exercise proceeds of $214.5 million related to these warrant exercises. In addition there were 545,454 cashless warrants exercised with a weighted average exercise price of $25.92 of which we did not receive any exercise proceeds. As of December 31, 2012, we had no outstanding warrants available which could be convertible to shares of our common stock.

A summary of the unrecognized compensation expense, net of estimated forfeitures and the weighted average period remaining at December 31, 2012 related to our non-vested stock options and RSU awards is presented below (in thousands, except per year information):

	Stock Options	RSUs
Unrecognized compensation expense (net of forfeitures)	$59,686	$4,486
Weighted average period remaining (in years)	3.0	1.8

All shares of common stock issued in respect of the exercise of options or other equity awards granted under the 2005 Stock and Annual Incentive Plan and 2011 Incentive Plan since Spin-Off have been issued from authorized, but unissued common stock.

NOTE 5: FINANCIAL INSTRUMENTS

Cash, Cash Equivalents and Marketable Securities

The following tables show our cash and available-for-sale securities' amortized cost, gross unrealized gains, gross unrealized losses and fair value by significant investment category recorded as cash and cash equivalents or short and long-term marketable securities as of December 31, 2012 and December 31, 2011 (in thousands):

	December 31, 2012						
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-Term Marketable Securities	Long-Term Marketable Securities
Cash	$141,460	$—	$ —	$141,460	$141,460	$ —	$ —
Level 1:							
Money market funds	215,052	—	—	215,052	215,052	—	—
Subtotal	356,512	—	—	356,512	356,512	—	—
Level 2:							
U.S. agency securities	13,634	4	(3)	13,635	—	7,635	6,000
Commercial paper	48,710	15	(22)	48,703	9,999	38,704	—
Corporate securities	162,050	12	(180)	161,882	1,004	67,630	93,248
Municipal securities	5,003	—	(2)	5,001	—	5,001	—
Subtotal	229,397	31	(207)	229,221	11,003	118,970	99,248
Total	$585,909	$ 31	$(207)	$585,733	$367,515	$118,970	$99,248

	December 31, 2011						
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-Term Marketable Securities	Long-Term Marketable Securities
Cash	$114,532	$ —	$ —	$114,532	$114,532	$ —	$ —
Level 1:							
Money market funds	69,000	—	—	69,000	69,000	—	—
Total	$183,532	$ —	$ —	$183,532	$183,532	$ —	$ —

Our cash and cash equivalents consist of cash on hand in global financial institutions, money market funds and marketable securities, with maturities of 90 days or less at the date purchased. The remaining maturities of our long-term marketable securities range from one to three years and our short-term marketable securities include maturities that were greater than 90 days at the date purchased and have 12 months or less remaining at December 31, 2012.

We classify our cash equivalents and marketable securities within Level 1 and Level 2 as we value our cash equivalents and marketable securities using quoted market prices (Level 1) or alternative pricing sources (Level 2). The valuation technique we used to measure the fair value of money market funds were derived from quoted prices in active markets for identical assets or liabilities. Fair values for our U.S. agency securities, commercial paper, corporate securities and municipal securities and corporate notes are considered "Level 2" valuations because they are obtained from pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets.

There were no sales of our marketable securities for the years ending December 31, 2012, 2011 and 2010.

As of December 31, 2012, we have marketable securities with a total fair value of $200.0 million in a total gross unrealized loss position of $0.2 million. We consider the declines in market value of our marketable securities investment portfolio to be temporary in nature and do not consider any of our investments other-than-temporarily impaired. When evaluating an investment for other-than-temporary impairment, we review factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the our intent to sell, or whether it is more likely than not we will be required to sell the investment before recovery of the investment's cost basis. During the years ended December 31, 2012, 2011 and 2010, we did not recognize any impairment charges. We did not have any investments in marketable securities that were in a continuous unrealized loss position for 12 months or greater at December 31, 2012 or 2011.

Derivative Financial Instruments

In the normal course of business, we are exposed to the impact of foreign currency fluctuations, which we attempt to mitigate through the use of derivative instruments. Accordingly, we have entered into forward contracts to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. We do not use derivatives for trading or speculative purposes. In accordance with current accounting guidance on derivative instruments and hedging activities, we record all our derivative instruments as either an asset or liability measured at their fair value. Our derivative instruments are typically short-term in nature.

Our current forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries. We recorded a net realized and unrealized loss in Other, net of $0.7 million for the year ended December 31, 2012 related to our forward contracts in our consolidated and combined statement of operations. The net cash received or paid related to our derivative instruments are classified as operating in our consolidated and combined statements of cash flows, which is based on the objective of the derivative instruments. No derivative instruments were entered into or settled during the years ended December 31, 2011 and 2010.

The following table shows the fair value and notional principal amounts of our outstanding or unsettled derivative instruments that are not designated as hedging instruments:

		December 31, 2012		
	Balance Sheet Caption	Fair Value of Derivative (2)		U.S. Dollar Notional
($ in thousands)		Asset	Liability	
Foreign exchange-forward contracts (current)	Accrued and other current liabilities (1)	$ —	$$64	$2,710

(1) Current derivative contracts address foreign exchange fluctuations for the Euro versus the U.S. Dollar.
(2) The fair value of our derivative liability is measured using Level 2 fair value inputs, as we use a pricing model that takes into account the contract terms as well as current foreign currency exchange rates in active markets.

Concentration of Credit Risk

Counterparties to currency exchange derivatives consist of major international financial institutions. We monitor our positions and the credit ratings of the counterparties involved and, by policy limits, the amount of credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated.

Other Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include trade receivables, related party receivables, trade payables, short-term debt, accrued and other current liabilities and long-term debt. With the exception of long-term debt, the carrying amount approximates fair value because of the short maturity of these instruments as reported on the consolidated balance sheets as of December 31, 2012 and December 31, 2011. The carrying value of the long-term borrowings outstanding on our Credit Agreement bear interest at a variable rate and therefore is also considered to approximate fair value.

In addition during 2012 we had a redeemable noncontrolling interest which was considered a Level 3 liability. The total liability balance at December 31, 2012 and December 31, 2011 is $0 and $3.9 million respectively, and is included in redeemable noncontrolling interests in the mezzanine section of the consolidated balance sheets. Refer to "Note 14—*Redeemable Noncontrolling Interest*' below for additional information.

We did not have any Level 3 assets for the periods ended December 31, 2012 or 2011.

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,	
	2012	2011
	(In thousands)	
Capitalized software and website development	$ 48,527	$ 46,878
Leasehold improvements	14,244	12,924
Computer equipment	13,174	11,638
Furniture and other equipment	5,276	5,267
	81,221	76,707
Less: accumulated depreciation	(37,626)	(43,391)
Projects in progress	207	1,438
Property and equipment, net	$ 43,802	$ 34,754

As of December 31, 2012 and 2011, our recorded capitalized software and website development costs, net of accumulated amortization, were $28.4 million and $21.0 million, respectively. For the years ended December 31, 2012 and 2011, we capitalized $20.2 million and $16.3 million, respectively, related to software and website development costs. For the years ended December 31, 2012, 2011 and 2010, we recorded amortization of capitalized software and website development costs of $12.8 million, $12.4 million and $8.1 million, respectively, which is included in depreciation expense on our consolidated and combined statement of operations.

During the year ended December 31, 2012, we retired property and equipment, primarily capitalized software and website development, which were no longer in use with a total cost of $25.4 million and associated accumulated depreciation of $25.2 million, resulting in a loss of $0.2 million included in Other, net on the consolidated and combined statement of operations.

NOTE 7: GOODWILL AND INTANGIBLE ASSETS, NET

The following table presents the changes in goodwill for the years ended December 31:

	2012	2011
	(In thousands)	
Beginning balance as of January 1	$466,892	$460,610
Additions	3,043	6,390
Foreign exchange translation adjustment	1,749	(108)
Ending balance as of December 31	$471,684	$466,892

In 2012 and 2011, the additions to goodwill relate to our acquisitions. See "Note 3—*Acquisitions*," above for further information. Refer to "Note 2—*Significant Accounting Policies*," above for a discussion of our annual goodwill impairment assessment.

Intangible assets, which were acquired in business combinations and recorded at fair value on the date of purchase, consist of the following for the years ended December 31:

	2012	2011
	(In thousands)	
Intangible assets with definite lives	$ 21,382	$ 89,323
Less: accumulated amortization	(13,492)	(75,593)
Intangible assets with definite lives, net	7,890	13,730
Intangible assets with indefinite lives	30,300	30,300
	$ 38,190	$ 44,030

Amortization expense was $6.1 million, $7.5 million, and $14.6 million, respectively, for the years ended December 31, 2012, 2011 and 2010. Included within amortization expense for 2010 was a charge of approximately $4 million related to changes in the estimated amount of contingent purchase consideration, which was paid during 2011. In 2011 this amount was not material.

Our indefinite-lived assets relate to trade names and trademarks acquired in various acquisitions. Refer to "Note 2—*Significant Accounting Policies*" above for a discussion of our annual indefinite-lived intangible asset impairment assessment.

The following table presents the components of our intangible assets with definite lives as of December 31, 2012 and 2011:

		December 31, 2012			December 31, 2011		
	Weighted Ave Remaining Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In thousands)			(In thousands)	
Trade names and trademarks	4.2	$14,431	$ (9,029)	$5,402	$17,030	$ (9,104)	$ 7,926
Subscriber relationships	1.5	5,617	(3,511)	2,106	19,290	(14,470)	4,820
Technology and other	1.0	1,334	(952)	382	53,003	(52,019)	984
Total	3.3	$21,382	$(13,492)	$7,890	$89,323	$(75,593)	$13,730

During the year ended December 31, 2012, our gross carrying amount and accumulated amortization was reduced by a total of $68.4 million due to asset retirements related to fully amortized intangibles, which consisted of trade names and trademarks of $2.8 million, subscriber relationships of $13.9 million and technology and other of $51.7 million. The retirement of these assets had no net impact on our consolidated and combined financial statements.

The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2012, assuming no subsequent impairment of the underlying assets, is as follows, in thousands:

2013	$3,966
2014	2,204
2015	328
2016	310
2017	310
2018 and thereafter	772
Total	$7,890

NOTE 8. DEBT

Term Loan Facility Due 2016 and Revolving Credit Facility

Overview

On December 20, 2011, in connection with the Spin-Off, we entered into the Credit Agreement, which provides $600 million of borrowing including:

- the Term Loan Facility, or Term Loan, in an aggregate principal amount of $400 million with a term of five years due December 2016; and
- the Revolving Credit Facility in an aggregate principal amount of $200 million available in U.S. dollars, Euros and British pound sterling with a term of five years expiring December 2016.

The Term Loan and any loans under the Revolving Credit Facility bear interest by reference to a base rate or a Eurocurrency rate, in either case plus an applicable margin based on our leverage ratio. We are also required to pay a quarterly commitment fee, on the average daily unused portion of the Revolving Credit Facility for each fiscal quarter and fees in connection with the issuance of letters of credit. The Term Loan and loans under the Revolving Credit Facility currently bear interest at LIBOR plus 175 basis points, or the Eurocurrency Spread, or the alternate base rate ("ABR") plus 75 basis points, and undrawn amounts are currently subject to a commitment fee of 30 basis points.

As of December 31, 2012 we are using a one-month interest period Eurocurrency Spread which is approximately 2.0% per annum. Interest is currently payable on a monthly basis while we are borrowing under the one-month interest rate period. The current interest rates are based on current assumptions, leverage and LIBOR rates and do not take into account that rates will reset periodically.

The Term Loan principal was repayable in quarterly installments on the last day of each calendar quarter in 2012 equal to 1.25% of the original principal amount, with $20 million paid during the year ended December 31, 2012. Principal payments will be equal to 2.5% of the original principal amount in each year thereafter, with the balance due on the final maturity date.

The Revolving Credit Facility includes $40 million of borrowing capacity available for letters of credit and $40 million for borrowings on same-day notice. Immediately following the Spin-Off, $10 million was drawn down under the Revolving Credit Facility, which was repaid during the three months ended March 31, 2012. As of December 31, 2012 there are no outstanding borrowings under our Revolving Credit Facility.

During the years ended December 31, 2012 and 2011, we recorded total interest and commitment fees related to our Credit Agreement of $8.7 million and $0.3 million, respectively, to interest expense on our consolidated statement of operations. All unpaid interest and commitment fee amounts as of December 31, 2012 and 2011 were not material.

In connection with the Credit Agreement, we incurred debt financing costs totaling $3.5 million, which were capitalized as deferred financing costs. Approximately $0.8 million, recorded in other current assets, and approximately $ 1.8 million, reported in other long term assets, remain on the consolidated balance sheet as of December 31, 2012, net of amortization. Total amortization expense of $ 0.9 million was recorded for the year ended December 31, 2012. These costs will continue to be amortized over the remaining term of the Term Loan using the effective interest rate method and will be included in interest expense on the consolidated and combined statement of operations.

Total outstanding borrowings under the Credit Agreement consist of the following (in thousands):

	December 31, 2012
Short-Term Debt:	
Revolving Credit Facility	$ —
Term Loan	40,000
Total Short-Term Borrowings	$ 40,000
Long-Term Debt:	
Term Loan	$340,000
Total Long-Term Borrowings	$340,000

The remaining future minimum principal payment obligations due under the Credit Agreement related to our Term Loan is as follows (in thousands):

Year Ending December 31,	Payment Amount
2013	$ 40,000
2014	$ 40,000
2015	$ 40,000
2016	$260,000
Total	$380,000

Prepayments

We may voluntarily repay any outstanding borrowing under the Credit Agreement at any time without premium or penalty, other than customary breakage costs with respect to eurocurrency loans.

Guarantees

All obligations under the Credit Agreement are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized direct or indirect wholly-owned domestic and foreign restricted subsidiaries, subject to certain exceptions for subsidiaries that are controlled foreign corporations, foreign subsidiaries in jurisdictions where applicable law would otherwise be violated, and non-material subsidiaries.

Covenants

The Credit Agreement contains a number of covenants that, among other things, restrict our ability to: incur additional indebtedness, create liens, enter into sale and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions or repurchase our capital stock, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, and change our fiscal year. The Credit Agreement also requires us to maintain a maximum leverage ratio and a minimum cash interest coverage ratio, and contain certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of all amounts due under Credit Agreement and all actions permitted to be taken by a secured creditor.

As of December 31, 2012 we believe we are in compliance with all of our debt covenants.

The full text of the Credit Agreement is incorporated by reference in this Annual Report on Form 10-K as Exhibit 4.2.

Chinese Credit Facilities

In addition to our borrowings under the Credit Agreement, we maintain our Chinese Credit Facilities. As of December 31, 2012 and 2011, we had $32.1 million and $16.7 million of short term borrowings outstanding, respectively.

Certain of our Chinese subsidiaries entered into a RMB 138,600,000 (approximately $22 million), one-year revolving credit facility with Bank of America (the "Chinese Credit Facility—BOA") that is currently subject to review on a periodic basis with no specific expiration period. During the year ended December 31, 2012, this credit line was increased to RMB 189,000,000 (approximately $30 million). We currently have $21.8 million of outstanding borrowings from this credit facility as of December 31, 2012. Our Chinese Credit Facility—BOA currently bears interest based at 100% of the People's Bank of China's base rate and was 5.6% as of December 31, 2012.

In addition, during April 2012, certain of our Chinese subsidiaries entered into a RMB 125,000,000 (approximately $20 million) one-year revolving credit facility with J.P. Morgan Chase Bank ("Chinese Credit Facility-JPM"). We currently have $10.3 million of outstanding borrowings from this credit facility as of December 31, 2012. Our Chinese Credit Facility—JPM currently bears interest based at 100% of the People's Bank of China's base rate and was 5.6% as of December 31, 2012.

NOTE 9: INCOME TAXES

The following table presents a summary of our domestic and foreign income before income taxes:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Domestic	$133,361	$121,100	$121,964
Foreign	148,614	150,794	102,451
Total	$281,975	$271,894	$224,415

The following table presents a summary of the components of our provision for income taxes:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Current income tax expense:			
Federal	$55,877	$49,736	$42,568
State	5,927	7,818	13,490
Foreign	30,543	37,480	30,056
Current income tax expense	92,347	95,034	86,114
Deferred income tax (benefit) expense:			
Federal	(3,113)	216	972
State	(347)	148	(215)
Foreign	(1,500)	(1,295)	(1,410)
Deferred income tax (benefit) expense:	(4,960)	(931)	(653)
Provision for income taxes	$87,387	$94,103	$85,461

For all periods presented, current and deferred tax expense has been computed using our stand-alone effective rate. As of December 31, 2012, our current income tax receivable and income tax payable balances represent amounts that we will receive and pay, respectively, to the Internal Revenue Service and other tax authorities.

For all periods prior to and through the Spin-Off date, we were a member of the Expedia consolidated tax group. Accordingly, Expedia filed a consolidated federal income tax return and certain state income tax returns with us for that period. Expedia will pay the entire income tax liability associated with these filings. As such, our estimated income tax liability for this period was transferred to Expedia upon Spin-Off and is not included in income taxes payable as of December 31, 2011. Under the terms of the Tax Sharing Agreement, Expedia can make certain elections in preparation of these tax returns which may change the amount of income taxes we owe for the period after the Spin-Off. Additionally, due to continuing ownership and business relationships after the Spin-Off, we may be considered to have a unitary relationship with Expedia from January 1, 2012 through December 11, 2012 for state income tax purposes. Consequently, we may file as part of a unitary combined group with Expedia for certain state tax returns for 2012.

Our deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2011 are as follows:

	December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets:		
Stock-based compensation	$ 21,605	$ 17,596
Net operating loss carryforwards	15,005	9,415
Provision for accrued expenses	6,824	5,950
Other	4,298	4,597
Total deferred tax assets	47,732	37,558
Less valuation allowance	(11,677)	(9,239)
Net deferred tax assets	$ 36,055	$ 28,319
Deferred tax liabilities:		
Intangible assets	$(28,205)	$(26,699)
Property and equipment	(10,313)	(10,059)
Prepaid expenses	(2,087)	(923)
Other	—	(148)
Total deferred tax liabilities	$(40,605)	$(37,829)
Net deferred tax liability	$ (4,550)	$ (9,510)

At December 31, 2012, we had federal, state and foreign net operating loss carryforwards ("NOLs") of approximately $ 10.0 million, $7.3 million and $49.3 million. If not utilized, the federal and state NOLs will expire at various times between 2020 and 2032 and the foreign NOLs will expire at various times between 2012 and 2017.

At December 31, 2012, we had a valuation allowance of $11.7 million related to the portion of net operating loss carryforwards and other items for which it is more likely than not that the tax benefit will not be realized. This amount represented an overall increase of $2.4 million over the amount recorded as of December 31, 2011.

This increase represented an increase in valuation allowances on foreign net operating losses of $4.9 million and decreases in domestic valuation allowances of $2.5 million. This domestic valuation allowance decrease was in connection with our acquisition of the non-controlling interest in one of our subsidiaries. As a result of this transaction, the subsidiary will meet the requirements for being included in our consolidated federal income tax return. Due to certain limitations in the Internal Revenue Code, this subsidiary's net operating losses cannot be used to reduce the taxable income of other members of the consolidated group. Therefore, as required by GAAP, we considered prudent, feasible tax planning strategies, within management's control, that could be successfully implemented to allow utilization of these losses.

We have not provided for deferred U.S. income taxes on undistributed earnings of certain foreign subsidiaries that we intend to reinvest permanently outside the United States; the total amount of such earnings as of December 31, 2012 and 2011 was $371.6 million and $258.0 million, respectively. Should we distribute or be treated under certain U.S. tax rules as having distributed earnings of foreign subsidiaries in the form of dividends or otherwise, we may be subject to U.S. income taxes. Due to complexities in tax laws and various assumptions that would have to be made, it is not practicable at this time to estimate the amount of unrecognized deferred U.S. taxes on these earnings.

A reconciliation of the provision for income taxes to the amounts computed by applying the statutory federal income tax rate to income before income taxes is as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Income tax expense at the federal statutory rate of 35%	$ 98,691	$ 95,163	$78,545
Foreign rate differential	(25,069)	(15,319)	(6,947)
State income taxes, net of effect of federal tax benefit	5,581	4,240	7,716
Unrecognized tax benefits and related interest	4,853	2,570	1,920
Non-deductible transaction costs	—	2,426	—
Change in valuation allowance	2,535	3,451	3,639
Other, net	796	1,572	588
Provision for income taxes	$ 87,387	$ 94,103	$85,461

During the fourth quarter of 2012, we restructured our non-US operations to align our global structure for more efficient treasury management and global cash deployment. As a result, and due to the continued expansion of our non-US operations, we expect our effective tax rate to continue to decrease.

During 2011, the Singapore Economic Development Board accepted our application to receive a tax incentive under the International Headquarters Award. This incentive provides for a reduced tax rate on qualifying income of 5% as compared to Singapore's statutory tax rate of 17% and is conditional upon our meeting certain employment and investment thresholds. This agreement is set to expire on June 30, 2016, with the ability to extend for another five years. This benefit resulted in a decrease to the 2012 tax provision of $4.3 million.

By virtue of previously filed consolidated income tax returns filed with Expedia, we are routinely under audit by federal, state and foreign tax authorities. We are currently under an IRS audit for the 2009 and 2010 tax years, and have various ongoing state income tax audits. As of December 31, 2012, no material assessments have resulted from these audits. These audits include questioning the timing and the amount of income and deductions and the allocation of income among various tax jurisdictions. Annual tax provisions include amounts considered sufficient to pay assessments that may result from the examination of prior year returns. We are no longer subject to tax examinations by tax authorities for years prior to 2005.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

	2012	2011	2010
	(In thousands)		
Balance, beginning of year	$12,900	$ 6,342	$ 2,672
Increases to tax positions related to the current year	11,854	5,631	3,913
Increases to tax positions related to the prior year	540	927	2,123
Reductions due to lapsed statute of limitations	—	—	(2,366)
Decreases to tax positions related to the prior year	—	—	—
Settlements during current year	(1,245)	—	—
Balance, end of year	$24,049	$12,900	$ 6,342

As of December 31, 2012, we had $24.0 million of unrecognized tax benefits, which is classified as long-term and included in other long-term liabilities. Included in this balance at December 31, 2012 was $10.2 million of liabilities for uncertain tax positions that, if recognized, would decrease our provision for income taxes. We recognize interest and penalties related to our liabilities for uncertain tax positions in the provision for income taxes. During the years ended December 31, 2012, 2011, and 2010, we recognized $1.0 million of interest expense, net of federal benefit and penalties, related to our liabilities for uncertain tax positions. We estimate that none of these amounts will be paid within the next year.

NOTE 10: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,	
	2012	2011
	(In thousands)	
Accrued salary, bonus, and related benefits	$29,438	$21,744
Accrued marketing costs (1)	11,941	6,194
Accrued charitable foundation payments (2)	6,757	109
Other	15,100	9,222
Total accrued expenses and other current liabilities	$63,236	$37,269

(1) Reclassified amount for the year ended December 31, 2011 from accounts payable on the consolidated balance sheet to conform to current year presentation.
(2) See "Note 12—*Commitments and Contingencies*" below for information regarding our charitable foundation.

NOTE 11: OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	December 31,	
	2012	2011
	(In thousands)	
Unrecognized tax benefits (1)	$23,138	$13,455
Other	2,425	2,497
Total other long-term liabilities	$25,563	$15,952

(1) See "Note 9—Income Taxes" above for additional information on our unrecognized tax benefits. Amount includes accrued interest and penalties related to this liability.

NOTE 12: COMMITMENTS AND CONTINGENCIES

We have commitments and obligations that include operating leases, purchase obligations and expected interest on long-term debt, which are not accrued on the consolidated balance sheet at December 31, 2012 but we expect to require future cash outflows and in some cases may be accelerated upon demand of a third party upon certain contingent events.

Office Lease Commitments

We have contractual obligations in the form of operating leases for office space for which we record the related expense on a monthly basis. Certain leases contain periodic rent escalation adjustments and renewal options. Rent expense related to such leases is recorded on a straight-line basis. Operating lease obligations expire at various dates with the latest maturity in June 2023. For the years ended December 31, 2012, 2011 and 2010, we recorded rental expense of $7.8 million, $6.0 million and $6.0 million, respectively.

We lease approximately 119,000 square feet for our corporate headquarters in Newton, Massachusetts, pursuant to a lease with an expiration date of April 2015. We also lease an aggregate of approximately 144,000 square feet at 21 other locations across North America, Europe and Asia Pacific, primarily for our international management teams, sales offices, and subsidiary headquarters, pursuant to leases with expiration dates through June 2023.

The following table presents our estimated future minimum rental payments under operating leases with non-cancelable lease terms that expire after December 31, 2012, in thousands:

2013	$ 6,730
2014	5,312
2015	3,124
2016	1,279
2017 and thereafter	7,337
Total	$23,782

Purchase Obligations

As of December 31, 2012, we had minimum non-cancelable purchase obligations with certain of our vendors, which we expect to utilize in the ordinary course of business.

The following table summarizes our material commitments and obligations as of December 31, 2012 and excludes amounts already recorded on the consolidated balance sheet:

		By Period			
	Total	**Less than 1 year**	**1 to 3 years**	**3 to 5 years**	**More than 5 years**
			(In thousands)		
Operating leases	$23,782	$ 6,730	$ 8,436	$2,558	$6,058
Purchase obligations	1,441	586	747	108	—
Expected interest payments on Term Loan (1)	25,029	7,519	12,566	4,944	—
Total (2)	$50,252	$14,835	$21,749	$7,610	$6,058

(1) The amounts included as expected interest payments on the Term Loan in this table are based on the current effective interest rate and payment terms as of December 31, 2012, but, could change significantly in the future. Amounts assume that our existing debt is repaid at maturity and do not assume additional borrowings or refinancings of existing debt.

(2) In connection with the Spin-Off, we assumed Expedia's obligation to fund a charitable foundation. The Board of Directors of the charitable foundation is currently comprised of Stephen Kaufer- President and Chief Executive Officer, Julie M.B. Bradley-Chief Financial Officer and Seth J. Kalvert- Senior Vice President, General Counsel and Secretary. Our obligation was calculated at 2.0% of OIBA in 2012 and is expected to be calculated at 2.0% of Adjusted EBITDA for subsequent years. For a discussion regarding OIBA and Adjusted EBITDA see "Note 17—*Segment Information*" below. This future commitment has been excluded from the table above.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contingencies:

In the ordinary course of business, we and our subsidiaries are parties to legal proceedings and claims involving alleged infringement of third-party intellectual property rights, defamation, and other claims. Rules of the SEC require the description of material pending legal proceedings, other than ordinary, routine litigation incident to the registrant's business, and advise that proceedings ordinarily need not be described if they primarily involve damages claims for amounts (exclusive of interest and costs) not individually exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters that the Company and its subsidiaries are defending involves or is likely to involve amounts of that magnitude. There may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which could have a material adverse effect on us.

NOTE 13: EMPLOYEE BENEFIT PLANS

Prior to the Spin-Off from Expedia

Our U.S. employees were generally eligible to participate in Expedia's retirement and savings plan (the "Expedia 401(k) Plan") that qualified under Section 401(k) of the Internal Revenue Code until October 31, 2011. Our employees ceased to participate in this plan upon the creation of our new retirement and savings plan on November 1, 2011 described below. Within the Expedia 401(k) Plan, participating employees could contribute up to 50% of their pretax salary, but not more than statutory limits. We matched 50% of the first 6% of employee contributions to the plan for a maximum employer contribution of 3% of a participant's eligible earnings. Our contributions vested with the employees after they completed two years of service. Participating employees had the option to invest in Expedia's common stock, but there was no requirement for participating employees to invest their contribution or our matching contribution in Expedia's common stock. Expedia also had various defined contribution plans for our international employees. Contributions to these benefit plans for our employees were $2 million and $1 million for the years ended December 31, 2011 and 2010, respectively.

Subsequent to Spin-Off from Expedia

TripAdvisor Retirement Savings Plan

Effective November 1, 2011, our U.S. employees were generally eligible to participate in a new retirement and savings plan, the TripAdvisor Retirement Savings Plan (the "401(k) Plan"), that qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) Plan is similar to and replaced the Expedia 401(k) Plan, allowing all employees to make contributions of a specified percentage of their compensation. Participating employees may contribute up to 50% of their pretax salary, but not more than statutory limits, and employee-participants age 50 or over may contribute an additional pre-tax salary deferral contribution to the 401(k) Plan up to the IRS Catch-Up Provision Limit. Employees may also contribute into the 401(k) Plan on an after-tax basis up to an annual maximum of 10%. The 401(k) Plan has an automatic enrollment feature at 3% pre-tax. We match 50% of the first 6% of employee contributions to the plan for a maximum employer contribution of 3% of a participant's eligible earnings. The 401(k) Plan additionally allows certain employees to contribute amounts above the specified percentage, which are not subject to any employer match. Our contributions vest with the employee after the employee completes two years of service. Effective June 8, 2012 the 401(k) Plan permits certain after-tax Roth 401(k) contributions. Additionally at the end of the 401 (k) Plan year we may make an additional matching contribution to eligible participants. This additional discretionary matching employer contribution referred to as "true up" is limited to match only contributions up to 3% of eligible compensation.

We also have various defined contribution plans for our international employees. Our employee's interests were rolled into the 401(k) Plan from the Expedia 401(k) Plan in connection with the creation of our new plan on November 1, 2011. Our contributions to the 401(k) Plan were not material for the period from November 1, 2011 through December 31, 2011 and $3.1 million for the year ended December 31, 2012.

TripAdvisor, Inc. Deferred Compensation Plan for Non-Employee Directors

On December 20, 2011, the TripAdvisor, Inc. Deferred Compensation Plan for Non-Employee Directors (the "Plan") became effective. Under the Plan, eligible directors who defer their directors' fees may elect to have such deferred fees (i) applied to the purchase of share units, representing the number of shares of our common stock that could have been purchased on the date such fees would otherwise be payable, or (ii) credited to a cash fund. The cash fund will be credited with interest at an annual rate equal to the weighted average prime or base lending rate of a financial institution selected in accordance with the terms of the Plan and applicable law. Upon termination of service as a director of TripAdvisor, a director will receive (i) with respect to share units, such number of shares of our common stock as the share units represent, and (ii) with respect to the cash fund, a cash payment. Payments upon termination will be made in either one lump sum or up to five annual installments, as elected by the eligible director at the time of the deferral election.

Under the 2011 Incentive Plan, 100,000 shares of TripAdvisor common stock are available for issuance to non-employee directors. There has been no activity from the inception of the Plan through December 31, 2012.

The summary of the material terms of the Plan is qualified in its entirety by the full text of the Plan, which is incorporated by reference in the Annual Report on this Form 10-K as Exhibit 4.4.

NOTE 14: REDEEMABLE NONCONTROLLING INTEREST

Redeemable noncontrolling interests are measured at fair value, both at the date of acquisition and subsequently at each reporting period. Our redeemable noncontrolling interest is reported on our consolidated balance sheets in the mezzanine section in "redeemable noncontrolling interest."

One of our acquisitions made during 2008 included a noncontrolling interest with certain rights whereby we could acquire, and the minority shareholders could sell to us, the additional shares of the subsidiary, at fair value or at adjusted fair values at our discretion, beginning in the fourth quarter of 2012. Fair value determination has been based on various internal valuation techniques, including industry market comparables and a discounted cash flow valuation model. Certain assumptions were used in determining fair value, including revenue growth rates and discount rates. Changes in these assumptions impacted the fair value. Changes in the fair value of the shares for which the minority shareholders could sell to us have been recorded to the redeemable noncontrolling interest with charges or credits to additional paid in capital. The final purchase price paid for the remaining noncontrolling interest subsidiary shares during the fourth quarter of 2012 was $22.3 million, which brought our ownership to 100% at December 31, 2012.

In addition, we have incurred stock based compensation for the year ending December 31, 2012 and 2011 of $3.3 million and $0.5 million, respectively related to stock option and RSU issuances which were convertible for common shares of our noncontrolling interest. All stock option and RSU grants issued by our noncontrolling interest were issued with an exercise price at fair value, calculated as described above, and generally vested over a four-year requisite service period. In accordance with current accounting guidance on stock based compensation, we had classified these awards as liability awards and therefore marked the liability to market at each report date with stock based compensation expense recognized ratably over the vesting period. All outstanding stock options and RSU's were accelerated and thus fully vested and expensed upon the liquidation event in the fourth quarter of 2012 as provided in the award agreements. As of December 31, 2012 we have no remaining redeemable noncontrolling interests.

A reconciliation of our redeemable noncontrolling interest is as follows (in thousands):

	Twelve months ended December 31, 2012	Twelve months ended December 31, 2011
Balance, beginning of period (1)	$ 3,863	$2,637
Net income attributable to noncontrolling interest	519	114
Fair value adjustments	14,617	571
Stock based compensation	3,305	541
Purchases of subsidiary shares at fair value	(22,304)	—
Balance, end of period	$ —	$3,863

(1) The balance as of December 31, 2011 was reclassified from accrued expenses and other current liabilities to redeemable noncontrolling interest on the consolidated balance sheet to conform to current year presentation.

NOTE 15—STOCKHOLDERS' EQUITY

Common Stock and Class B Common Stock

Our authorized common stock consists of 1.6 billion shares of common stock with par value of $0.001 per share, and 400 million shares of Class B common stock with par value of $0.001 per share. Both classes of common stock qualify for and share equally in dividends, if declared by our Board of Directors. Common stock is entitled to one vote per share and Class B common stock is entitled to 10 votes per share on most matters. Holders of TripAdvisor common stock, acting as a single class, are entitled to elect a number of directors equal to 25% percent of the total number of directors, rounded up to the next whole number, which is currently three directors. Class B common stockholders may, at any time, convert their shares into common stock, on a one for one share basis. Upon conversion, the Class B common stock is retired and is not available for reissue. In the event of liquidation, dissolution, distribution of assets or winding-up of TripAdvisor the holders of both classes of common stock have equal rights to receive all the assets of TripAdvisor after the rights of the holders of the preferred stock have been satisfied.

As discussed in "Note 1—*Organization and Basis of Presentation*" above, in connection with the Spin-Off, a one-for-two reverse stock split of outstanding Expedia capital stock occurred immediately prior to the Spin-Off, which resulted in 120,661,020 shares of common stock and 12,799,999 shares of Class B common stock outstanding immediately following the Spin-Off.

Preferred Stock

In addition to common stock, we are authorized to issue up to 100 million preferred shares, with $ 0.001 par value per share, with terms determined by our Board of Directors, without further action by our stockholders. At December 31, 2012, no preferred shares had been issued.

Share Repurchases

During the period January 1, 2012 through December 31, 2012, our Board of Directors did not authorize any share buyback program and we have not repurchased any shares of outstanding common stock. See "Note 18—*Subsequent Events*" below for information related to a share repurchase program approved by our Board of Directors subsequent to December 31, 2012.

Dividends

During the period January 1, 2012 through December 31, 2012, our Board of Directors did not declare any dividends on our outstanding common stock.

Spin-Off Adjustments to Invested Equity and Additional Paid-in Capital

The table below reflects the accounting treatment related to the formation of TripAdvisor and the transfer to us by Expedia of the post-Spin-Off net assets of TripAdvisor in 2011 after giving effect to the terms provided for in the separation agreement between Expedia and us (in thousands).

Invested equity prior to Spin-Off	$ 693,447
Distribution to Expedia (1)	(405,516)
Adjustment to distribution from Expedia (2)	7,028
Receivable from Expedia extinguished, net (3)	(1,525)
Common shares issued (4)	(121)
Class B shares issued (4)	(13)
Beginning Additional-Paid-In-Capital	$ 293,300

(1) The transfer of $405.5 million in cash to Expedia in form of dividend, prior to our separation from Expedia.

(2) Per the Separation Agreement, we were to retain $165 million in cash on hand immediately following the Spin-Off. The agreement also provided for a subsequent reconciliation process to ensure the appropriate amount was retained and all amounts in excess of $165 million were remitted to Expedia. The completion of this reconciliation resulted in TripAdvisor recording an additional receivable from Expedia of $7 million at December 31, 2011 which was subsequently received by us during 2012.

(3) The extinguishment of domestic intercompany receivables from Expedia, including transfers of assets and liabilities at Spin-Off.

(4) The reclassification of 120,661,020 shares of Expedia common stock and 12,799,999 shares of Expedia Class B common stock into, in part, shares of Expedia mandatory exchangeable preferred stock that automatically, immediately following the reclassification, exchanged into 120,661,020 shares of TripAdvisor Common Stock and 12,799,999 shares of TripAdvisor Class B common stock to effect the transfer of ownership of TripAdvisor from Expedia to Expedia's shareholders based upon a ratio of one share of the respective class of TripAdvisor common stock for each share of the respective class of Expedia common stock and the number of Expedia common and Class B common shares outstanding as of December 20, 2011 after giving effect to the one-for-two reverse stock split of Expedia shares in connection with, and immediately prior to, the Spin-Off.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is primarily comprised of accumulated foreign currency translation adjustments, as follows:

	December 31,	
	2012	2011
	(In thousands)	
Net unrealized gain (loss) on securities, net of tax (1)	$(104)	$ —
Cumulative foreign currency translation adjustments (2)	(765)	(2,710)
Total accumulated other comprehensive income (losses)	$(869)	$(2,710)

(1) Net of unrealized tax benefits of $72 for the year ended December 31, 2012.

(2) Our foreign subsidiary earnings are considered indefinitely reinvested; therefore; deferred taxes are not provided on foreign currency translation adjustments.

NOTE 16: RELATED PARTY TRANSACTIONS

Expedia

Related-party revenue from Expedia of $203.8 million, $211.0 million and $171.1 million for the years ended December 31, 2012, 2011 and 2010, respectively, primarily consists of click-based advertising and other advertising services provided to Expedia and its subsidiaries and is recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 27%, 33% and 35% of our total revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Prior to the Spin-Off, our operating expenses included a related-party shared services fee, of $9.2 million and $7.9 million for the years ended December 31, 2011 and 2010, respectively, which was comprised of allocations from Expedia for accounting, legal, tax, corporate development, financial reporting, treasury and real estate functions and included an allocation of employee compensation within these functions. These allocations were determined on a basis that Expedia and we considered to be a reasonable reflection of the cost of services provided or the benefit received by us. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses. It was not practicable to determine the amounts of these expenses that would have been incurred had we operated as an unaffiliated entity. In the opinion of our management, the allocation method was reasonable.

Other related-party operating expenses which were included within selling and marketing expense were $6.4 million, $4.3 million, and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, which primarily consisted of marketing expense for exit windows.

Related party net interest income (expense) of $0.5 million and ($0.2) million for the years ending December 31, 2011 and 2010 are reflected in the consolidated and combined statements of operations within interest income (expense), net and were primarily intercompany in nature, arising from the transfer of liquid funds between Expedia and us that occurred as part of Expedia's treasury operations prior to the Spin-Off.

The net related party receivable balances with Expedia reflected in our consolidated balance sheets as of December 31, 2012 and 2011 were $24.0 million receivable and $14.1 million, respectively. In addition to the revenue and expense relationships described above, the change in the net related party receivable balance was also affected by our transfer of domestic cash receipts to Expedia during the periods prior to the Spin-Off offset by Expedia's funding of our payroll and income tax payments as well as certain acquisitions. In connection with the Spin-Off, all domestic intercompany receivables/payables with Expedia were extinguished.

As discussed in "Note 1—*Organization and Basis of Presentation*" above, we transferred $405.5 million in cash to Expedia in the form of a dividend, prior to completion of the Spin-Off. Per the Separation Agreement we were to retain $165 million in cash on hand immediately following the Spin-off and the agreement also provided for a subsequent reconciliation process to ensure the appropriate amount was retained. The completion of this reconciliation resulted in us recording an additional receivable from Expedia of $7 million at December 31, 2011, which was subsequently received by us during 2012.

We were a guarantor of Expedia's credit facility and outstanding senior notes. These guarantees were full, unconditional, joint and several, and were released upon Spin-Off.

Following the Spin-Off, as a result of the irrevocable proxy of Liberty Interactive Corporation ("Liberty") described in more detail below under "—Liberty and Barry Diller", Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of TripAdvisor's stockholders (other than with respect to the election by the holders of TripAdvisor common stock of 25% of the members of TripAdvisor's Board of Directors and matters as to which Delaware law requires a separate class vote). Additionally, Mr. Diller was the Chairman and Senior Executive of Expedia, and through similar arrangements between Mr. Diller and Liberty, Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of Expedia's stockholders (other than with respect to the election by the holders of Expedia common stock of 25% of the members of Expedia's Board of Directors and matters as to which Delaware law requires a separate class vote). As a result, from the completion of the Spin-Off until December 11, 2012, TripAdvisor and Expedia were related parties since they were under common control. On December 11, 2012, as a result of the purchase by Liberty of an aggregate of 4,799,848 shares of common stock of TripAdvisor from Mr. Diller and certain of his affiliates which is described in further detail below under "—Liberty and Barry Diller", Expedia and TripAdvisor are no longer under common control. However, Expedia continues to be a related party to TripAdvisor due to Liberty's ownership of Expedia stock.

For purposes of governing certain of the ongoing relationships between us and Expedia at and after the Spin-Off, and to provide for an orderly transition, we and Expedia have entered into various agreements, including, among others, the Separation Agreement; the Tax Sharing Agreement, the Employee Matters agreement, the Transition Services Agreement, and commercial agreements. The various commercial agreements, including click-based advertising agreements, content sharing agreements and display-based and other advertising agreements, had terms of up to one year. The full texts of the Separation Agreement, the Tax Sharing Agreement, the Employee Matters Agreement, the Transition Services Agreement and the Master Advertising Agreement (CPC) are incorporated by reference in this Annual Report on Form 10-K as Exhibits 2.1, 10.2, 10.3, 10.4 and 10.6 (10.6 filed in redacted form pursuant to confidential treatment request), respectively. We continue to work together with Expedia pursuant to various commercial agreements between subsidiaries of TripAdvisor, on the one hand, and subsidiaries of Expedia, on the other hand.

Liberty and Barry Diller

On December 20, 2011, in connection with the Spin-Off, we entered into a governance agreement (the "Governance Agreement") with Liberty Interactive Corporation ("Liberty") and Barry Diller, our former Chairman of the Board of Directors and our Senior Executive. The summary of the material terms of the Governance Agreement are qualified in their entirety by the full text of the Governance Agreement, which is incorporated by reference on this Annual Report on Form 10-K as Exhibit 10.1. In addition, Liberty and Mr. Diller entered into a stockholders agreement, dated December 20, 2011 (the "Stockholders Agreement"), pursuant to which, among other things, Liberty granted to Mr. Diller an irrevocable proxy (the "Proxy") with respect to all of TripAdvisor's securities beneficially owned by Liberty on all matters submitted to a stockholder vote or by which the stockholders may act by written consent (other than with respect to contingent matters with respect to which Liberty had not consented).

By virtue of the Proxy, as well as through shares owned by Mr. Diller directly, Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of TripAdvisor's stockholders (other than with respect to the election by the holders of TripAdvisor common stock of 25% of the members of TripAdvisor's Board of Directors and matters as to which Delaware law requires a separate class vote). Additionally, Mr. Diller was the Chairman and Senior Executive of Expedia, and through similar arrangements between Mr. Diller and Liberty, Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of Expedia's stockholders (other than with respect to the election by the holders of Expedia common stock of 25% of the members of Expedia's Board of Directors and matters as to which Delaware law requires a separate class vote). As a result, from the completion of the Spin-Off until December 11, 2012, TripAdvisor and Expedia were related parties since they were under common control.

On December 11, 2012, Liberty purchased an aggregate of 4,799,848 shares of common stock of TripAdvisor from Mr. Diller and certain of his affiliates (the "Stock Purchase"). Effective upon completion of the Stock Purchase, Mr. Diller resigned as Chairman and the Senior Executive of TripAdvisor, but continues to serve as a non-employee director. As a result of the completion of the Stock Purchase: (i) the Stockholders Agreement has, in accordance with its terms, terminated, (ii) the Proxy has terminated and Mr. Diller no longer has the right to vote the shares of TripAdvisor common stock and Class B common stock beneficially owned by Liberty, and

(iii) the Governance Agreement has, in accordance with its terms, terminated with respect to Mr. Diller and remains in effect with respect to Liberty and TripAdvisor.

Pursuant to the terms of the stock purchase agreement entered into by Liberty, Mr. Diller and certain of their affiliates in connection with the Stock Purchase, Liberty has agreed that, until the Director Expiration Date (as defined below), it will:

- use its reasonable best efforts to cause Mr. Diller to be included in the slate of nominees recommended by the Board of Directors to the Company's stockholders for election as directors at each annual meeting of the stockholders of the Company,
- vote, or act by written consent with respect to, any and all shares of common stock or shares of Class B common stock with respect to which it has the power to vote, in favor of Mr. Diller to serve as a director on the Company's Board of Directors, and
- use its reasonable best efforts to ensure that the unvested options to acquire, and restricted stock units (the "RSUs") with respect to, shares of common stock that Mr. Diller held as of the completion of the transaction will continue to vest as long as Mr. Diller remains a director of the Company and the post-termination exercise period of any options to acquire shares of common stock of the Company ("Options") that Mr. Diller held as of the completion of the transaction will not commence until Mr. Diller ceases to be a director of the Company.

The term "Director Expiration Date" in the Stock Purchase Agreement means the first to occur of (w) January 1, 2018, (x) such time as Mr. Diller has been convicted of, or has pled guilty to, any felony involving moral turpitude, (y) Mr. Diller ceases to hold any Options or RSUs or (z) such time as all Options and RSUs shall have become vested and shall by their terms be exercisable through the applicable expiration date.

As of December 31, 2012, Mr. Diller beneficially owned 2,047,088 shares of our common stock (assuming the exercise of options to purchase 1,994,759 shares of Common Stock and 10,319 shares of common stock issuable upon settlement of RSUs that are or become exercisable by Mr. Diller or vest within 60 days of December 31, 2012), which shares constitute 1.41% of the outstanding shares of Common Stock. As of December 31, 2012, Liberty beneficially owned 18,159,752 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 14.0% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Liberty's shares of Class B common stock into common stock, Liberty would beneficially own 21.7% of the outstanding common stock (calculated in accordance with Rule 13d-3). Because each share of Class B common stock generally is entitled to ten votes per share and each share of common stock is entitled to one vote per share, Liberty may be deemed to beneficially own equity securities representing approximately 56.6% of our voting power.

NOTE 17: SEGMENT INFORMATION

We have one reportable segment: TripAdvisor. We determined our segment based on how our chief operating decision maker manages our business, makes operating decisions and evaluates operating performance. Our primary operating metric for evaluating segment performance is Adjusted EBITDA. Adjusted EBITDA is defined as operating income plus: (1) depreciation of property and equipment, including internal use software and website development; (2) amortization of intangible assets; (3) stock-based compensation; and (4) non-recurring expenses incurred to effect the Spin-Off during the year ended December 31, 2011. Such amounts are detailed in our segment reconciliation below. In addition, please see our discussion of Adjusted EBITDA in the section of this Annual Report on Form 10-K entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following table is a reconciliation of Adjusted EBITDA to operating income and net income for the periods presented:

	Year ended December 31, (in thousands)		
	2012	2011	2010
Adjusted EBITDA	**$352,474**	**$322,918**	**$260,963**
Depreciation (1)	(19,966)	(18,362)	(12,871)
OIBA (2)	332,508	304,556	248,092
Amortization of intangible assets	(6,110)	(7,523)	(14,609)
Stock-based compensation	(30,102)	(17,344)	(7,183)
Spin-Off costs	—	(6,932)	—
Operating income	**296,296**	**272,757**	**226,300**
Interest income (expense), net	(10,871)	391	(241)
Other, net	(3,450)	(1,254)	(1,644)
Provision for income taxes	(87,387)	(94,103)	(85,461)
Net (income) loss attributable to noncontrolling interest	(519)	(114)	(178)
Net income attributable to TripAdvisor, Inc	**$194,069**	**$177,677**	**$138,776**

(1) Includes internal use software and website development costs.

(2) Our primary operating metric prior to the Spin-Off for evaluating operating performance was OIBA, as reported on our Registration Statement on Form S-4, filed with the SEC on November 1, 2011. OIBA is defined as operating income plus: (1) amortization of intangible assets and any related impairment; (2) stock-based compensation expense; and (3) non-recurring expenses incurred to effect the Spin-Off during the year ended December 31, 2011. This operating metric is no longer being used by our management to measure operating performance and is only being shown above to illustrate the financial impact as we converted to a new operating metric post Spin-Off and is also currently used to calculate our annual obligation for our charitable foundation. Refer to "Note 12—*Commitments and Contingencies*" above for a discussion of our charitable foundation.

We derive substantially all of our revenue from the sale of advertising, primarily through click-based advertising and, to a lesser extent, display-based advertising. The remainder of our revenue is generated through a combination of subscription-based offerings, transaction revenue from selling room nights on our transactional sites SniqueAway and Tingo, and other revenue including content licensing.

	Year ended December 31,		
	2012	2011	2010
	($ in thousands)		
Click-based advertising	$587,781	$499,993	$383,543
Display-based advertising	94,147	85,736	71,848
Subscription, transaction and other	81,038	51,334	29,244
Total revenue	$762,966	$637,063	$484,635

The following table presents revenue by geographic area, the United States, the United Kingdom and all other countries, based on the geographic location of our websites for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Revenue			
United States	$386,211	$348,066	$297,830
United Kingdom	110,213	99,646	69,721
All other countries	266,542	189,351	117,084
	$762,966	$637,063	$484,635

The following table presents property and equipment, net for the United States and all other countries based on the geographic location of the assets:

	As of December 31,	
	2012	2011
	(In thousands)	
Property and equipment, net		
United States	$36,255	$30,138
All other countries	7,547	4,616
	$43,802	$34,754

NOTE 18: SUBSEQUENT EVENTS

Share Repurchase Authorization

On February 12, 2013, our Board of Directors authorized the repurchase of $250.0 million of our shares of common stock under a share repurchase program. We intend to use available cash and future cash from operations to fund repurchases under the share repurchase program. The repurchase program has no expiration but may be suspended or terminated by the Board of Directors at any time. The Executive Committee of our Board of Directors will determine the price, timing, amount and method of such repurchases based on its evaluation of market conditions and other factors, and any shares repurchased will be in compliance with applicable legal requirements, at prices determined to be attractive and in the best interests of both the Company and its stockholders.

TripAdvisor, Inc
Quarterly Financial Information (Unaudited)
(in thousands, except per share data)

The following table presents selected unaudited financial information for the eight quarters in the period ended December 31, 2012. The results for any quarter are not necessarily indicative of future quarterly results and, accordingly, period to period comparisons should not be relied upon as an indication of future performance.

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands)			
Year ended December 31, 2012				
Revenue	$183,715	$197,148	$212,710	$169,393
Operating income	73,377	83,678	92,249	46,992
Net income	48,171	53,165	59,535	33,717
Net income attributable to TripAdvisor, Inc.	48,111	53,019	59,360	33,579
Basic earnings per share (1)	$ 0.36	$ 0.38	$ 0.42	$ 0.24
Diluted earnings per share (1)	$ 0.35	$ 0.37	$ 0.41	$ 0.23
Year ended December 31, 2011				
Revenue	$149,222	$169,242	$180,801	$137,798
Operating income	73,314	83,819	82,068	33,556
Net income	47,371	54,110	54,293	22,017
Net income attributable to TripAdvisor, Inc.	47,278	54,064	54,314	22,021
Basic earnings per share (1)	$ 0.35	$ 0.41	$ 0.41	$ 0.16
Diluted earnings per share (1)	$ 0.35	$ 0.41	$ 0.41	$ 0.16

(1) Refer to "Note 2—*Significant Accounting Policies*" above for information regarding the calculation of basic and diluted share calculations. Our common stock began trading on NASDAQ on December 21, 2011 under the ticker symbol "TRIP" following the Spin-Off from Expedia.

TripAdvisor, Inc
For the Years Ended December 31, 2012, 2011 and 2010
Schedule II Valuation and Qualifying Accounts

The following table presents the changes in our valuation and qualifying accounts:

Description	Balance at Beginning of Year	Charges (recoveries) to Earnings	Deductions	Balance at End of Year
		(In thousands)		
2012				
Allowance for doubtful accounts	$5,370	$(1,050)	$(1,502)	$2,818
2011				
Allowance for doubtful accounts	$5,184	$ 909	$ (723)	$5,370
2010				
Allowance for doubtful accounts	$3,693	$ 3,383	$(1,892)	$5,184

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, our management, with the participation of our President and Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based upon that evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's , or the SEC's, rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee. Ernst & Young, LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report which is included below.

Limitations on Effectiveness of Controls and Procedures

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of TripAdvisor, Inc.

We have audited TripAdvisor, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TripAdvisor Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TripAdvisor, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TripAdvisor, Inc. as of December 31, 2012 and 2011, and the related consolidated and combined statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 15, 2013

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required under this item is incorporated herein by reference to our 2013 Proxy Statement, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of our fiscal year ended December 31, 2012.

Item 11. Executive Compensation

The information required under this item is incorporated herein by reference to our 2013 Proxy Statement, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of our fiscal year ended December 31, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to our 2013 Proxy Statement, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of our fiscal year ended December 31, 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to our 2013 Proxy Statement, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of our fiscal year ended December 31, 2012.

Item 14. Principal Accounting Fees and Services

The information required under this item is incorporated herein by reference to our 2013 Proxy Statement, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of our fiscal year ended December 31, 2012.

PART IV

Item 15. Exhibits; Financial Statement Schedules

(a). The following are filed as part of this Annual Report on Form 10-K:

1. *Consolidated and Combined Financial Statements*: The consolidated and combined financial statements and report of independent registered public accounting firm required by this item are included in Part II, Item 8.

2. *Financial Statement Schedules*: Schedule II, Valuation and Qualifying Accounts, is included in Part II, Item 8.

All other schedules are omitted because they are not applicable or not required, or because the required information is shown either in the consolidated and combined financial statements or in the notes thereto.

(b). Exhibits: The attached list of exhibits in the "Exhibit Index" immediately preceding the exhibits to this annual report is incorporated herein by reference in response to this item.

Signatures

Pursuant to the requirements of the Section 13 or 15(d) Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TripAdvisor, Inc.

By: /s/ STEPHEN KAUFER
Stephen Kaufer
Chief Executive Officer

February 15, 2013

POWER OF ATTORNEY

We, the undersigned officers and directors of TripAdvisor, Inc., hereby severally constitute and appoint Stephen Kaufer and Julie M.B. Bradley, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable TripAdvisor, Inc. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 15, 2013.

Signature	Title
/s/ STEPHEN KAUFER Stephen Kaufer	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ JULIE M.B. BRADLEY Julie M.B. Bradley	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ BARRY DILLER Barry Diller	Director
/s/ SUKINDER SINGH CASSIDY Sukinder Singh Cassidy	Director
/s/ GREGORY B. MAFFEI Gregory B. Maffei	Director
/s/ JONATHAN F. MILLER Jonathan F. Miller	Director
/s/ JEREMY PHILIPS Jeremy Philips	Director
/s/ CHRISTOPHER W. SHEAN Christopher W. Shean	Director
/s/ ROBERT S. WIESENTHAL Robert S. Wiesenthal	Director

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Filed Herewith	Form	Incorporated by Reference SEC File No.	Exhibit No.	Filing Date
2.1	Separation Agreement by and between TripAdvisor, Inc. and Expedia, Inc., dated as of December 20, 2011		8-K	001-35362	2.1	12/27/11
3.1	Restated Certificate of Incorporation of TripAdvisor, Inc.		8-K	001-35362	3.1	12/27/11
3.2	Amended and Restated Bylaws of TripAdvisor, Inc.		8-K	001-35362	3.2	12/27/11
3.3	Amended No. 1 to Amended and Restated Bylaws of TripAdvisor, Inc.		8-K	001-35362	3.1	2/12/13
4.1	Equity Warrant Agreement by and between TripAdvisor, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of December 20, 2011		8-K	001-35362	4.1	12/27/11
4.2	Credit Agreement, by and among TripAdvisor, TripAdvisor Holdings, LLC, and TripAdvisor LLC, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent, dated as of December 20, 2011		8-K	001-35362	4.2	12/27/11
4.3	TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan		S-8	333-175828-01	4.6	12/20/11
4.4	TripAdvisor, Inc. Deferred Compensation Plan for Non-Employee Directors		S-8	333-175828-01	4.6	12/20/11
4.5	Specimen TripAdvisor, Inc. Common Stock Certificate		S-4/A	333-175828	4.6	10/24/11
10.1	Governance Agreement, by and among TripAdvisor, Inc., Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011		8-K	001-35362	10.1	12/27/11
10.2	Tax Sharing Agreement by and between TripAdvisor, Inc. and Expedia, Inc., dated as of December 20, 2011		8-K	001-35362	10.2	12/27/11
10.3	Employee Matters Agreement by and between TripAdvisor, Inc. and Expedia, Inc., dated as of December 20, 2011		8-K	001-35362	10.3	12/27/11
10.4	Transition Services Agreement by and between TripAdvisor, Inc. and Expedia, Inc., dated as of December 20, 2011		8-K	001-35362	10.4	12/27/11
10.5	Master Advertising Agreement (CPC), by and between, on the one hand, TripAdvisor LLC, TripAdvisor Limited, and TripAdvisor Singapore Private Limited and, on the other, Expedia, Inc., Hotels.com LP, and Travelscape LLC, dated as of December 20, 2011 (Filed in redacted form pursuant to confidential treatment request with omitted portions separately filed with the Commission)		8-K (8-K/A with clarified confidential treatment request legends)	001-35362	10.6	12/27/11 (8-K/A filed 3/15/12)

Exhibit No.	Exhibit Description	Filed Herewith	Form	Incorporated by Reference SEC File No.	Exhibit No.	Filing Date
10.6	Employment Agreement between TripAdvisor LLC and Julie Bradley, effective as of October 3, 2011		S-4/A	333-175828	10.14	10/24/11
10.7	Employment Agreement between TripAdvisor LLC and Seth Kalvert, effective as of October 3, 2011		S-4/A	333-175828	10.18	10/31/11
10.8	Sublease between Newton Technology Park LLC and TripAdvisor LLC, dated as of October 31, 2007		S-4/A	333-175828	10.12	10/24/11
10.9	First Amendment to Sublease between Newton Technology Park LLC and TripAdvisor LLC, dated as of June 15, 2009		S-4/A	333-175828	10.13	10/24/11
21.1	Subsidiaries of the Registrant	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of the Chief Financial Officer pursuant Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of the Chief Executive Officer pursuant Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of the Chief Financial Officer pursuant Section 906 of the Sarbanes-Oxley Act of 2002	X				
101*	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL: (i) Consolidated and Combined Statements of Operations, (ii) Consolidated and Combined Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated and Combined Statements of Changes in Stockholders' Equity, (v) Consolidated and Combined Statements of Cash Flows, and (vi) Notes to Consolidated and Combined Financial Statements.					

* *XBRL information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934, and is not subject to liability under those sections, is not part of any registration statement or prospectus to which it relates and is not incorporated or deemed to be incorporated by reference into any registration statement, prospectus or other document.*


tripadvisor®

Notice of 2013 Annual Meeting and Proxy Statement



May 13, 2013

Dear Fellow Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of TripAdvisor, Inc. We will hold the Annual Meeting on Friday, June 28, 2013, at 10:30 a.m. local time at the offices of Goodwin Procter LLP, 53 State Street, Boston, MA 02109.

At the Annual Meeting, stockholders will be asked (1) to elect the seven directors named in this Proxy Statement, (2) to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013, (3) to approve the TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan, as amended, and (4) to consider and act upon any other business that may properly come before the meeting and any adjournments thereof. **The Board of Directors recommends a vote FOR proposals (1) through (3).**

Your vote is very important to us. You may vote if you were a stockholder of record on May 1, 2013. You may vote via the Internet or by telephone by following the instructions on your Notice of Internet Availability and on the website noted in the Notice of Internet Availability. In order to vote via the Internet or by telephone, you must have your stockholder identification number, which is provided in your Notice. If you have requested a proxy card by mail, you may vote by signing, voting and returning that proxy card in the envelope provided. If you attend the Annual Meeting, you may vote in person even if you have previously returned your proxy card or have voted via the Internet or by telephone. Please review the instructions for each voting option described in the Notice and in this Proxy Statement. Your prompt cooperation will be greatly appreciated.

Sincerely,

STEPHEN KAUFER
President and Chief Executive Officer

TRIPADVISOR, INC.

141 Needham Street
Newton, Massachusetts 02464

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 28, 2013

The Annual Meeting of Stockholders of TripAdvisor, Inc., a Delaware corporation, will be held on Friday, June 28, 2013, at 10:30 a.m. local time at the offices of Goodwin Procter LLP, 53 State Street, Boston, MA 02109 for the following purposes:

1. To elect the seven directors named in this Proxy Statement, each to serve for a one-year term from the date of his or her election and until such director's successor is elected or until such director's earlier resignation or removal;

2. To ratify the appointment of Ernst & Young LLP as TripAdvisor, Inc.'s independent registered public accounting firm for 2013;

3. To consider and approve the TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan, as amended (the "2011 Plan"); and

4. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Only holders of record of outstanding shares of TripAdvisor capital stock at the close of business on May 1, 2013 are entitled to notice of and to vote at the Annual Meeting and any at adjournments or postponements thereof.

In accordance with the rules of the Securities and Exchange Commission, we will send a Notice of Internet Availability of Proxy Materials on or about May 17, 2013, and provide access to our proxy materials over the Internet, beginning on May 17, 2013, to the holders of record and beneficial owners of our capital stock as of the close of business on the record date.

Only stockholders and persons holding proxies from stockholders may attend the Annual Meeting. If your shares are registered in your name, you must bring a form of identification to the Annual Meeting. If your shares are held in the name of a broker, trust, bank or other nominee, you must bring a proxy or letter from that broker, trust, bank or other nominee that confirms that you are the beneficial owner of those shares.

By order of the Board of Directors,



SETH J. KALVERT
Senior Vice President, General Counsel
and Secretary

May 13, 2013

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on June 28, 2013

This Proxy Statement and the 2012 Annual Report are available at: http://ir.tripadvisor.com/annual-proxy.cfm

TRIPADVISOR, INC.

141 Needham Street
Newton, Massachusetts 02464

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 28, 2013

TABLE OF CONTENTS

PROCEDURAL MATTERS

This Proxy Statement is being furnished to holders of common stock and Class B common stock of TripAdvisor, Inc., a Delaware corporation, in connection with the solicitation of proxies by TripAdvisor's Board of Directors for use at its 2013 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting"). All references to "TripAdvisor," the "Company," "we," "our" or "us" in this report are to TripAdvisor, Inc. An Annual Report to Stockholders, containing financial statements for the year ended December 31, 2012, and this Proxy Statement are being made available to all stockholders entitled to vote at the Annual Meeting.

TripAdvisor's principal offices are located at 141 Needham Street, Newton, Massachusetts 02464. This Proxy Statement is being made available to TripAdvisor stockholders on or about May 13, 2013.

Date, Time and Place of Meeting

The Annual Meeting of Stockholders of TripAdvisor, Inc., a Delaware corporation, will be held on Friday, June 28, 2013, at 10:30 a.m. local time at the offices of Goodwin Procter LLP, 53 State Street, Boston, MA 02109.

Only stockholders and persons holding proxies from stockholders may attend the Annual Meeting. If your shares are registered in your name, you must bring a form of identification to the Annual Meeting. If your shares are held in the name of a broker, trust, bank or other nominee, otherwise known as holding in "street name," you must bring a proxy or letter from that broker, trust, bank or other nominee that confirms you are the beneficial owner of those shares. Cameras and recording devices will not be permitted at the Annual Meeting.

Record Date and Voting Rights

General. The Board of Directors established the close of business on May 1, 2013 as the record date for determining the holders of TripAdvisor stock entitled to notice of and to vote at the Annual Meeting. On the record date, 130,571,035 shares of common stock and 12,799,999 shares of Class B common stock were outstanding and entitled to vote at the Annual Meeting. TripAdvisor stockholders are entitled to one vote for each share of common stock and ten votes for each share of Class B common stock held as of the record date, voting together as a single voting group, in (i) the election of five of the seven director nominees, (ii) the ratification of the appointment of TripAdvisor's independent registered public accounting firm, and (iii) the approval of the TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan, as amended (the "2011 Plan"). TripAdvisor stockholders are entitled to one vote for each share of common stock held as of the record date in the election of the two director nominees that the holders of TripAdvisor common stock are entitled to elect as a separate class pursuant to TripAdvisor's restated certificate of incorporation.

As of the record date, Liberty Interactive Corporation ("Liberty") beneficially owned 18,159,752 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 13.9% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Liberty's shares of Class B common stock into common stock, Liberty would beneficially own 21.6% of the outstanding common stock (calculated in accordance with Rule 13d-3). Because each share of Class B common stock generally is entitled to ten votes per share and each share of common stock is entitled to one vote per share, Liberty may be deemed to beneficially own equity securities representing approximately 56.5% of our voting power. As a result, regardless of the vote of any other TripAdvisor stockholder, Liberty has control over the vote relating to (i) the election of five of the seven director nominees, (ii) the ratification of the appointment of TripAdvisor's independent registered public accounting firm, and (iii) the approval of the 2011 Plan.

Quorum; Abstentions; Broker Non-Votes

Transaction of business at the Annual Meeting may occur if a quorum is present. If a quorum is not present, it is expected that the Annual Meeting will be adjourned or postponed in order to permit additional time for soliciting and obtaining additional proxies or votes, and, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Annual Meeting, except for any proxies that have been effectively revoked or withdrawn.

With respect to (i) the election of five of the seven director nominees, (ii) the ratification of the appointment of TripAdvisor's independent registered public accounting firm, and (iii) the approval of the 2011 Plan, the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the total votes entitled to be cast constitutes a quorum.

For the election of the two directors whom the holders of TripAdvisor common stock are entitled to elect as a separate class, the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of shares of common stock constitutes a quorum.

If a share is represented for any purpose at the meeting, it is deemed to be present for quorum purposes and for all other matters as well. Shares of TripAdvisor capital stock represented by a properly executed proxy will be treated as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote the shares on a proposal because the nominee does not have discretionary voting power for a particular item and has not received instructions from the beneficial owner regarding voting. Brokers who hold shares for the accounts of their clients have discretionary authority to vote shares if specific instructions are not given with respect to the ratification of the appointment of our independent registered public accounting firm. Brokers do not have discretionary authority to vote on (a) the election of our directors or (b) the approval of the 2011 Plan, so we encourage you to provide instructions to your broker regarding the voting of your shares.

Solicitation of Proxies

TripAdvisor will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of TripAdvisor, without additional compensation, may solicit proxies from stockholders by telephone, by letter, by facsimile, in person or otherwise. Following the original mailing of the proxies and other soliciting materials, TripAdvisor will ask brokers, trusts, banks or other nominees to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of TripAdvisor capital stock and to request authority for the exercise of proxies. In such cases, TripAdvisor, upon the request of the brokers, trusts, banks and other stockholder nominees, will reimburse such holders for their reasonable expenses.

Voting Proxies

The manner in which your shares may be voted depends on whether you are a:

- *Registered stockholder:* Your shares are represented by certificates or book entries in your name on the records of the TripAdvisor's stock transfer agent; or

- *Beneficial stockholder:* You hold your shares "in street name" through a broker, trust, bank or other nominee.

Whether you hold shares directly as a registered stockholder or beneficially as a beneficial stockholder, you may direct how your shares are voted without attending the Annual Meeting. For directions on how to vote, please refer to the instructions below and those on the Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form provided. To vote using the Internet or by telephone, you will be required to enter the control number included on your Notice of Internet Availability of Proxy Materials or other voting instruction form provided by your broker, trust, bank or other nominee.

- *Using the Internet.* Registered stockholders may vote using the Internet by going to www.proxyvote.com and following the instructions. Beneficial stockholders may vote by accessing the website specified on the voting instruction forms provided by their brokers, trusts, banks or other nominees.

- *By Telephone.* Registered stockholders may vote, from within the United States, using any touch-tone telephone by calling 1-800-690-6903 and following the recorded instructions. Beneficial owners may vote, from within the United States, using any touch-tone telephone by calling the number specified on the voting instruction forms provided by their brokers, trusts, banks or other nominees.

- *By Mail.* Registered stockholders may submit proxies by mail by requesting printed proxy cards and marking, signing and dating the printed proxy cards and mailing them in the accompanying pre-addressed envelopes. Beneficial owners may vote by marking, signing and dating the voting instruction forms provided by their brokers, trusts, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

All proxies properly submitted and not revoked will be voted at the Annual Meeting in accordance with the instructions indicated thereon. If no instructions are provided, such proxies will be voted FOR proposals (1) through (3) described in this Proxy Statement.

TripAdvisor is incorporated under Delaware law, which specifically permits electronically transmitted proxies, provided that each such proxy contains, or is submitted with, information from which the inspector of elections can determine that such proxy was authorized by the stockholder. The electronic voting procedures provided for the Annual Meeting are designed to authenticate each stockholder by use of a control number, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

Voting in Person at the Annual Meeting

You may also vote in person at the Annual Meeting. Votes in person will replace any previous votes you have made by mail, telephone or the Internet. We will provide a ballot to registered stockholders who request one at the meeting. Shares held in your name as the stockholder of record may be voted on that ballot. Shares held beneficially in street name may be voted on a ballot only if you bring a legal proxy from the broker, trust, bank or other nominee that holds your shares giving you the right to vote the shares. Attendance at the Annual Meeting without voting or revoking a previous proxy in accordance with the voting procedures will not in and of itself revoke a proxy.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please take the time to vote via the Internet, by telephone or by returning your marked, signed and dated proxy card so that your shares will be represented at the Annual Meeting.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it any time before the taking of the vote at the Annual Meeting.

If you are a beneficial stockholder, you may revoke your proxy or change your vote only by following the separate instructions provided by your broker, trust, bank or other nominee.

If you are a registered stockholder, you may revoke your proxy at any time before it is exercised at the Annual Meeting by (i) delivering written notice, bearing a date later than the proxy, stating that the proxy is revoked, (ii) submitting a later-dated proxy relating to the same stock by mail, telephone or the Internet prior to the vote at the Annual Meeting or (iii) attending the Annual Meeting and properly giving notice of revocation to the inspector of elections or voting in person. Registered holders may send any written notice or request for a new proxy card to TripAdvisor, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or follow the instructions provided on the Notice of Internet Availability of Proxy Materials and proxy card to submit a new proxy by telephone or via the Internet. Registered holders may also request a new proxy card by calling 1-800-579-1639.

Other Business

The Board of Directors does not presently intend to bring any business before the Annual Meeting other than the proposals discussed in this Proxy Statement and specified in the Notice of Annual Meeting of Stockholders. The Board of Directors has no knowledge of any other matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any other matters should properly come before the Annual Meeting, the persons designated in the proxy will vote on them according to their best judgment.

PROPOSAL 1:
ELECTION OF DIRECTORS

Nominees

Our Board of Directors currently consists of seven members. Pursuant to the terms of TripAdvisor's bylaws, each director serves for a one-year term from the date of his or her election and until such director's successor is elected or until such director's earlier resignation or removal. The Board of Directors has nominated the following directors and recommends that each be elected to serve a one-year term and until such director's successor shall have been duly elected and qualified or until such director's earlier resignation or removal:

Gregory B. Maffei
Stephen Kaufer
Jonathan F. Miller
Jeremy Philips
Christopher W. Shean
Sukhinder Singh Cassidy
Robert S. Wiesenthal

TripAdvisor's amended and restated certificate of incorporation provides that the holders of TripAdvisor common stock, acting as a single class, are entitled to elect a number of directors equal to 25% of the total number of directors, rounded up to the next whole number, which is currently two directors. The Board has designated Messrs. Wiesenthal and Philips as nominees for the positions on the Board to be elected by the holders of TripAdvisor common stock voting as a separate class.

Pursuant to a Governance Agreement among TripAdvisor and Liberty, dated December 20, 2011 (the "Governance Agreement"), Liberty has the right to nominate up to a number of directors equal to 20% of the total number of the directors on the Board of Directors (rounded up to the next whole number if the number of directors on the Board of Directors is not an even multiple of five) for election to the Board of Directors and has certain other rights regarding committee participation, so long as certain stock ownership requirements applicable to Liberty are satisfied. Liberty has designated Messrs. Maffei and Shean as its nominees to the Board of Directors.

Although management does not anticipate that any of the nominees named above will be unable or unwilling to stand for election, in the event of such an occurrence, proxies may be voted for a substitute nominee designated by the Board of Directors.

Required Vote

Election of Messrs. Maffei, Kaufer, Shean, Miller and Ms. Singh Cassidy as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of TripAdvisor common stock and Class B common stock, present in person or represented by proxy, voting together as a single class.

Election of Messrs. Wiesenthal and Philips as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of TripAdvisor common stock, present in person or represented by proxy, voting together as a separate class.

For the election of the directors, abstentions and broker non-votes will have no effect because approval by a certain percentage of voting stock present or outstanding is not required.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR NAMED ABOVE.

Directors and Executive Officers

Set forth below is certain background information, as of April 24, 2013, regarding the members of our Board of Directors, each of whom is also a nominee, as well as TripAdvisor's executive officers. Messrs. Kaufer, Miller, Philips, Wiesenthal and Ms. Singh Cassidy have been directors of TripAdvisor since the completion of TripAdvisor's spin-off (the "Spin-Off") from Expedia, Inc. ("Expedia") in December 2011. Messrs. Maffei and Shean have been directors of TripAdvisor since February 2013. There are no family relationships among directors or executive officers of TripAdvisor. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led the Board of Directors to the conclusion that he or she should be renominated as a director, each nominee has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment to TripAdvisor and our Board of Directors as demonstrated by the nominee's past service. All of our nominees also have extensive management experience in complex organizations. The Board of Directors considered the NASDAQ requirement that the Company's Audit Committee be composed of at least three independent directors, as well as specific NASDAQ and Securities and Exchange Commission ("SEC") requirements regarding financial literacy and expertise.

Name	Age	Position
Gregory B. Maffei	52	Chairman
Stephen Kaufer	50	Director, President and Chief Executive Officer
Julie M.B. Bradley	44	Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer
Seth J. Kalvert	43	Senior Vice President, General Counsel and Secretary
Jonathan F. Miller	56	Director
Jeremy Philips	40	Director
Christopher W. Shean	47	Director
Sukhinder Singh Cassidy	43	Director
Robert S. Wiesenthal	46	Director

Gregory B. Maffei has been the Chairman of the Board of Directors of TripAdvisor since February 2013. Mr. Maffei has served as President and Chief Executive Officer of Liberty since February 2006 and served as its CEO-elect from November 2005 through February 2006. Mr. Maffei has also served as President and Chief Executive Officer of Liberty Media Corporation (including its predecessor) since May 2007. Previously, he has served as President and Chief Financial Officer of Oracle Corporation during 2005, President and Chief Executive Officer of 360networks Corporation from 2000 until 2005, Chairman of the Board of Directors of 360networks Corporation from 2002 until 2011 and Chief Financial Officer of Microsoft Corporation from 1997 until 2000. Mr. Maffei currently serves as a Director of Barnes & Noble, Inc., Charter Communications, Inc., Electronic Arts Inc., Liberty, Liberty Media Corporation, Starz, Live National Entertainment, Inc., Sirius XM Radio Inc. and Zillow, Inc. He has served as a Director of DIRECTV from November 2009 to June 2010 and as a Director of its predecessor The DirecTV Group, Inc. from February 2008 to November 2009. Mr. Maffei holds an MBA from Harvard Business School, where he was a Baker Scholar, and an AB from Dartmouth College.

Board Membership Qualifications: Mr. Maffei brings to our Board significant financial and operational experience based on his senior policy making positions at Liberty, Liberty Media Corporation, Oracle Corporation, 360networks Corporation and Microsoft Corporation and his other public company board experience. He provides our board with an executive and leadership perspective on the operations and management of large public companies and risk management principles.

Stephen Kaufer co-founded TripAdvisor in February 2000 and has been the President and Chief Executive Officer of TripAdvisor since that date. Mr. Kaufer has been a director of TripAdvisor since the completion of the Spin-Off from Expedia. Prior to co-founding TripAdvisor, Mr. Kaufer served as President of CDS, Inc., an independent software vendor specializing in programming and testing tools, and co-founded CenterLine Software and served as its Vice President of Engineering. Mr. Kaufer serves on the boards of several privately-held companies, including CarGurus, LLC, LiveData, Inc., and GlassDoor, Inc., as well as the charity, Caring for Carcinoid Foundation. Mr. Kaufer holds an AB in Computer Science from Harvard University.

Board Membership Qualifications: As co-founder of TripAdvisor and through his service as its Chief Executive Officer, Mr. Kaufer has extensive knowledge of TripAdvisor's business and operations, and significant experience in the online advertising sector of the global travel industry. Mr. Kaufer also possesses strategic and governance skills gained through his executive and director roles with several privately-held companies.

Jonathan F. Miller has been a director of TripAdvisor since the completion of the Spin-Off from Expedia. Mr. Miller was the Chairman and Chief Executive of News Corporation's digital media group and News Corporation's Chief Digital Officer from April 2009 until October 2012. Mr. Miller had previously been a founding partner of Velocity Interactive Group ("Velocity"), an investment firm focusing on digital media and the consumer Internet, from its inception in February 2007 until April 2009. Prior to founding Velocity, Mr. Miller served as Chief Executive Officer of AOL LLC ("AOL") from August 2002 to December 2006. Prior to joining AOL, Mr. Miller served as Chief Executive Officer and President of USA Information and Services, of USA Interactive, a predecessor to IAC/InterActiveCorp ("IAC"). Mr. Miller also served as a director of Ticketmaster Entertainment, Inc. from August 2008 until January 2010, and as a director of Live Nation Entertainment, Inc. from January 2010 through April 2011. Mr. Miller is currently a member of the Board of Directors of Shutterstock, Inc. Mr. Miller also serves on the Board of Trustees of the American Film Institute and is a member of the International Academy of Television Arts & Sciences.

Board Membership Qualifications: Through his various senior leadership positions at other private and public companies and business divisions thereof, Mr. Miller possesses extensive executive, strategic, operational, and corporate governance experience. Mr. Miller also has expertise in the digital media and online advertising sectors. Further, Mr. Miller has experience as a director serving on other public company boards.

Jeremy Philips has been a director of TripAdvisor since the completion of the Spin-Off from Expedia. Mr. Philips served as the Chief Executive Officer of Photon Group Limited, a holding company listed on the Australian Securities Exchange, from June 2010 to January 2012. Mr. Philips had previously served as an Executive Vice President in the Office of the Chairman of News Corporation from January 2006 to March 2010, and as Senior Vice President of News Corporation from July 2004 to January 2006. Prior to joining News Corporation, he served in several roles, including as co-founder and Vice-Chairman of a publicly traded Internet holding company, and as an analyst at McKinsey & Company. Mr. Philips also served as a director of REA Group Ltd. from March 2009 to June 2010. He holds a BA and LLB from the University of New South Wales and an MPA from the Harvard Kennedy School of Government.

Board Membership Qualifications: Mr. Philips has significant strategic and operational experience, acquired through his service as Chief Executive Officer and other executive-level positions at other companies. He also possesses a high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions.

Christopher W. Shean has been a director of TripAdvisor since February 2013. Mr. Shean has been a Senior Vice President of Liberty Media Corporation (including its predecessor) since May 2007 and its Chief Financial Officer since November 2011. He was the Controller of Liberty Media Corporation's predecessor company from May 2007 until October 2011. Mr. Shean has also been a Senior Vice President of Liberty since January 2002 and its Chief Financial Officer since November 2011. He was the Controller of Liberty from October 2000 until October 2011 and a Vice President of Liberty from October 2000 to January 2002. Mr. Shean was previously a partner with KPMG. He is a graduate of Virginia Polytechnic Institute and State University.

Board Membership Qualifications: Mr. Shean has significant financial and operational experience gained through his service as Chief Financial Officer and other executive-level positions at other companies. He also possesses a high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions.

Sukhinder Singh Cassidy has been a director of TripAdvisor since the completion of the Spin-Off from Expedia. In January 2011, Ms. Singh Cassidy founded, and currently serves as Chairman of Joyus, a video commerce website. Ms. Singh Cassidy previously served as Chief Executive Officer and Chairman of the Board of Polyvore, Inc., a privately-held social commerce website, from March 2010 to September 2010. Prior to that, she was CEO-in-residence at Accel Partners, a global venture and growth equity firm, from April 2009 to March 2010. From 2003 to April 2009, Ms. Singh Cassidy held various positions at Google, Inc., including, mostly recently, global Vice President of Sales and Operations. Previously, Ms. Singh Cassidy worked with Yodlee.com, Amazon.com and News Corporation, and in investment banking with Merrill Lynch. Ms. Singh Cassidy serves on the board of privately-held direct sales company J. Hilburn, Inc. and has served on the board of directors of publicly-traded J. Crew Group, Inc. from August 2009 to March 2010. She also currently serves on the Princeton Computer Science Advisory Council.

Board Membership Qualifications: Through her experience as a consumer Internet and media executive, Ms. Singh Cassidy has in-depth knowledge of the online media and advertising sectors. Ms. Singh Cassidy also possesses extensive executive, strategic and operational experience.

Robert S. Wiesenthal has been a director of TripAdvisor since the completion of the Spin-Off from Expedia. Since January 2013, Mr. Wiesenthal has been serving as Chief Operating Officer of Warner Music Group Corp., a leading global music conglomerate. From 2000-2012, Mr. Wiesenthal served in various senior executive capacities within the Sony Corporation. From January 2002 through June 2012, Mr. Wiesenthal served as Executive Vice President and Chief Financial Officer of Sony Corporation of America and, since July 2005, as Executive Vice President and Chief Strategy Officer, Sony Entertainment. Prior to joining Sony, Mr. Wiesenthal was Managing Director at Credit Suisse First Boston and head of the firm's Entertainment and Digital Media practices from 1999 to 2000, a member of its Media Group from 1993 to 1999 and a member of its Mergers and Acquisitions Group from 1988 to 1993. Mr. Wiesenthal presently serves on the boards of directors of Entercom Communications Corp. and Starz. Mr. Wiesenthal has a B.A. from the University of Rochester.

Board Membership Qualifications: Mr. Wiesenthal possesses extensive strategic, operational and financial experience, gained through his wide range of service in executive-level positions with a strong focus on networked consumer electronics, entertainment, and digital media. He also has a high degree of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions.

Julie M.B. Bradley has served as Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer of TripAdvisor since October 2011. Prior to joining TripAdvisor, from July 2005 to April 2011, Ms. Bradley served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Art Technology Group, Inc., a provider of e-commerce software solutions and services, which was acquired by Oracle Corporation in January 2011. Prior to joining Art Technology Group, Ms. Bradley was at Akamai Technologies, Inc. from April 2000 to June 2005, most recently serving as Vice President of Finance. Previously, Ms. Bradley was an accountant with Deloitte. Ms. Bradley is currently a member of the Board of Directors of Wayfair.com and Exact Target and serves as a member of the Board of Trustees of The Judge Baker's Childrens Center. Ms. Bradley received her B.A. in Economics from Wheaton College and is a certified public accountant.

Seth J. Kalvert, has served as Senior Vice President, General Counsel and Secretary of TripAdvisor since August 2011. Prior to joining TripAdvisor, Mr. Kalvert served as Vice President, Associate General Counsel of Expedia since February 2006, having been promoted from Assistant General Counsel, a position he had held since March 2005. Prior to that, Mr. Kalvert held positions at IAC, including Senior Counsel, from April 2002 to March 2005, and Vice President and General Counsel of Electronic Commerce Solutions, a former subsidiary of IAC, from July 2001 to March 2002. Previously, Mr. Kalvert held a business development position at Bolt Media

Inc., a privately-held online social networking and e-commerce company, and was an associate at Debevoise & Plimpton, LLP, a New York law firm. Mr. Kalvert holds an A.B. degree from Brown University and a J.D. degree from Columbia Law School.

Board of Directors

Director Independence

Under the NASDAQ Stock Market Listing Rules (the "Listing Rules"), the Board has a responsibility to make an affirmative determination that those members of the Board who serve as independent directors do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In connection with the independence determinations described below, the Board reviewed information regarding transactions, relationships and arrangements relevant to independence, including those required by the Listing Rules. This information is obtained from director responses to questionnaires circulated by management, as well as our records and publicly available information. Following this determination, management monitors those transactions, relationships and arrangements that were relevant to such determination, as well as solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on the Board's prior independence determination. The Board of Directors has determined that each of Ms. Singh Cassidy and Messrs. Miller, Philips and Wiesenthal is an "independent director" as defined by the Listing Rules. In making its independence determinations, the Board of Directors considered the applicable legal standards and any relevant transactions, relationships or arrangements. In addition to the satisfaction of the director independence requirements set forth in the Listing Rules, members of the Audit Committee and Compensation Committee have also satisfied separate independence requirements under the current standards imposed by the SEC and the Listing Rules for audit committee members and by the SEC and the Internal Revenue Service for compensation committee members.

Controlled Company Status

The Listing Rules exempt "controlled companies," or companies of which more than 50% of the voting power is held by an individual, a group or another company, such as TripAdvisor, from certain requirements under the Listing Rules.

As of the record date, Liberty beneficially owned 18,159,752 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 13.9% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock. Assuming the conversion of all of the Liberty's shares of Class B common stock into common stock, Liberty would beneficially own 21.6% of the outstanding common stock (calculated in accordance with Rule 13d-3). Because each share of Class B common stock generally is entitled to ten votes per share and each share of common stock is entitled to one vote per share, Liberty may be deemed to beneficially own equity securities representing approximately 56.5% of our voting power. Liberty has filed a Statement of Beneficial Ownership on Schedule 13D/A with respect to its TripAdvisor holdings and related voting arrangements with the SEC. On this basis, TripAdvisor is relying on the exemption for controlled companies from certain requirements under the Listing Rules, including, among others, the requirement that a majority of the Board of Directors be composed of independent directors, the requirement that the Compensation Committee be composed solely of independent directors and certain requirements relating to the nomination of directors..

Board Leadership Structure

Mr. Maffei serves as the Chairman of the Board of Directors, and Mr. Kaufer serves as President and Chief Executive Officer of TripAdvisor. The roles of Chief Executive Officer and Chairman of the Board of Directors are currently separated in recognition of the differences between the two roles. This leadership structure provides us with the benefit of Mr. Maffei's oversight of TripAdvisor's strategic goals and vision, coupled with the benefit of a full-time Chief Executive Officer dedicated to focusing on the day-to-day management and continued growth of the Company and its operating businesses. We believe that it is in the best interests of our stockholders for the Board of Directors to make a determination regarding the separation or combination of these roles each time it elects a new Chairman or Chief Executive Officer based on the relevant facts and circumstances applicable at such time. Independent members of the Board of Directors chair our Audit Committee, Compensation Committee and Section 16 Committee.

Meeting Attendance

The Board of Directors met four times in 2012. During such period, all of the incumbent directors attended 100% of the meetings of the Board and the Board committees on which they served. The independent directors meet in regularly scheduled sessions, typically before or after each Board meeting, without the presence of management. We do not have a lead independent director or any other formally appointed leader for these sessions. Directors are encouraged, but not required to attend annual meetings of TripAdvisor stockholders. All of the incumbent directors at the time attended the 2012 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board of Directors has the following standing committees: the Audit Committee, the Compensation Committee, the Section 16 Committee and the Executive Committee. The Audit, Compensation and Section 16 Committees operate under written charters adopted by the Board of Directors. These charters are available in the "Corporate Governance" section of the Investor Relations page of TripAdvisor's corporate website at ir.tripadvisor.com. At each regularly scheduled Board meeting, the Chairperson of each committee provides the full Board of Directors with an update of all significant matters discussed, reviewed, considered and/or approved by the relevant committee since the last regularly scheduled Board meeting. The independent membership of our Audit, Compensation and Section 16 Committees ensures that directors with no ties to Company management are charged with oversight for all financial reporting and executive compensation related decisions made by Company management.

The following table sets forth the current members of each committee of the Board of Directors.

Name	Audit Committee	Compensation Committee	Section 16 Committee	Executive Committee
Gregory B. Maffei	—	X	—	X
Stephen Kaufer	—	—	—	X
Christopher W. Shean	—	—	—	X
Sukhinder Singh Cassidy(1)	—	Chair	Chair	—
Jonathan F. Miller(1)	X	—	—	—
Jeremy Philips(1)	X	X	X	—
Robert S. Wiesenthal(1)	Chair	—	—	—

(1) Independent director

Audit Committee. The Audit Committee of the Board of Directors currently consists of three directors: Messrs. Miller, Philips and Wiesenthal. Mr. Wiesenthal is the Chairman of the Audit Committee. Each Audit Committee member satisfies the independence requirements under the current standards imposed by the rules of the SEC and NASDAQ. The Board has determined that each of Messrs. Wiesenthal and Philips is an "audit committee financial expert," as such term is defined in the regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee functions pursuant to a written charter adopted by the Board of Directors, pursuant to which the Audit Committee is granted the responsibilities and authority necessary to comply with Rule 10A-3 of the Exchange Act. The full text of the Audit Committee charter is available in the "Corporate Governance" section of TripAdvisor's corporate website at ir.tripadvisor.com. The Audit Committee is appointed by the Board of Directors to assist the Board with a variety of matters discussed in detail in the Audit Committee charter, including monitoring (i) the integrity of our financial reporting process, (ii) the independent registered public accounting firm's qualifications and independence, (iii) the performance of the independent registered public accounting firm and (iv) our compliance with legal and regulatory requirements. The formal report of the Audit Committee with respect to the year ended December 31, 2012 is set forth in the section below titled "Audit Committee Report." The Audit Committee met 9 times in 2012.

Compensation Committee. During 2012, the Compensation Committee consisted of Ms. Singh Cassidy and Messrs. Philips and Michael P. Zeisser. In February 2013, Mr. Zeisser resigned from the Board and the Board reconstituted the Compensation Committee to consist of Ms. Singh Cassidy and Messrs. Philips and Maffei. Ms. Singh Cassidy is the Chairperson of the Compensation Committee. With the exception of Mr. Maffei, each member is an "independent director" as defined by the NASDAQ listing rules. No member of the Compensation Committee is an employee of TripAdvisor. The Compensation Committee functions pursuant to a written charter adopted by the Board of Directors. The full text of the Compensation Committee charter is available in the "Corporate Governance" section of TripAdvisor's corporate website at ir.tripadvisor.com. The Compensation Committee is responsible for (i) administering and overseeing our compensation with respect to executive officers, including salary matters, bonus plans and stock compensation plans and (ii) approving all grants of equity awards, but excluding matters governed by Rule 16b-3 under the Exchange Act (see the section below titled "Section 16 Committee"). A description of our processes and procedures for the consideration and determination of executive compensation is included in the section below titled "Compensation Discussion and Analysis." The Compensation Committee met 6 times in 2012.

Section 16 Committee. The Section 16 Committee consists of Ms. Singh Cassidy and Mr. Philips. Ms. Singh Cassidy is the Chairperson of the Section 16 Committee. Each member is an "independent director" as defined by the Listing Rules and satisfies the definition of "non-employee director" for purposes of Section 16 of the Exchange Act. The Section 16 Committee is authorized to exercise all powers of the Board of Directors with respect to matters governed by Rule 16b-3 under the Exchange Act, including approving grants of equity awards to TripAdvisor's executive officers. The Section 16 Committee met 6 times in 2012.

Executive Committee. During 2012, the Executive Committee consisted of Messrs. Barry Diller, Stephen Kaufer and Victor A. Kaufman. In February 2013, the Board reconstituted the Executive Committee to consist of Messrs. Kaufer, Maffei and Shean. The Executive Committee has the powers of the Board of Directors in the intervals between meetings of the Board of Directors with respect to (i) oversight and implementation of matters approved by the Board of Directors, (ii) administrative matters with respect to benefit plans, transfer agent matters, banking authority, formation of subsidiaries and other administrative items involving subsidiaries and determinations or findings under TripAdvisor's financing arrangements and (iii) in the case of a natural disaster or other emergency as a result of which a quorum of the Board of Directors cannot readily be convened for action, directing the management of the business and affairs of TripAdvisor during such emergency or natural disaster. The Executive Committee shall not have authority with respect to those matters that are specifically reserved to the Board of Directors under Delaware law. The Executive Committee met 4 times in 2012.

Risk Oversight

Assessing and managing risk is the responsibility of TripAdvisor's management. Our Board of Directors oversees and reviews certain aspects of our risk management efforts. Our Board of Directors is involved in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management by the Board of Directors and its committees. The President and Chief Executive Officer, the Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer and the Senior Vice President,

General Counsel and Secretary attend Board meetings and discuss operational risks with the Board. Management also provides quarterly reports and presentations on strategic risks to the Board. Among other areas, the Board is directly involved in overseeing risks related to our overall corporate strategy, business continuity, crisis preparedness and competitive and reputational risks.

The committees of the Board execute their oversight responsibility for risk management as follows:

- The Audit Committee is responsible for discussing with management the Company's major financial risks and the steps management has taken to monitor and control such risks. In fulfilling its responsibilities, the Audit Committee receives regular reports from the Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer, the Senior Vice President, General Counsel and Secretary, the Vice President of Tax, the Corporate Controller, the Senior Corporate Counsel and from Ernst & Young LLP. The Audit Committee makes regular reports to the Board of Directors. In addition, we have, under the supervision of the Audit Committee, established procedures available to all employees for the anonymous and confidential submission of complaints relating to any matter to encourage employees to report questionable activities directly to our senior management and the Audit Committee.

- The Compensation Committee considers and evaluates risks related to our cash and equity-based compensation programs and practices and evaluates whether our compensation plans encourage participants to take excessive risks that are reasonably likely to have a material adverse effect on TripAdvisor. Consistent with SEC disclosure requirements, management has assessed compensation policies and practices for Company employees and has concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on TripAdvisor.

Director Nominations

Given the ownership structure of TripAdvisor and our status as a "controlled company," the Board of Directors does not have a nominating committee or other committee performing similar functions or any formal policy on director nominations. Pursuant to the Governance Agreement, Liberty has the right to nominate a number of directors equal to 20% of the total number of the directors on the Board of Directors (rounded up to the next whole number if the number of directors on the Board is not an even multiple of five) for election to the Board of Directors so long as certain stock ownership requirements are satisfied. The Board of Directors does not have specific requirements for eligibility to serve as a director of TripAdvisor, nor does it have a specific policy on diversity. However, in evaluating candidates, regardless of how recommended, the Board of Directors considers whether the professional and personal ethics and values of the candidate are consistent with those of TripAdvisor, whether the candidate's experience and expertise would be beneficial to the Board in rendering service to TripAdvisor, including in providing a mix of Board members that represent a diversity of backgrounds, perspectives and opinions, whether the candidate is willing and able to devote the necessary time and energy to the work of the Board of Directors, and whether the candidate is prepared and qualified to represent the best interests of TripAdvisor's stockholders. Given the controlled status of TripAdvisor, the Board of Directors believes the process described above is appropriate. Liberty has nominated Messrs. Maffei and Shean as nominees for 2013. The other nominees to the Board of Directors were recommended by the Chairman and then were considered and recommended by the entire Board of Directors.

The Board of Directors does not have a formal policy regarding the consideration of director candidates recommended by stockholders. However, the Board of Directors would consider such recommendations if made in the future. Stockholders who wish to make such a recommendation should send the recommendation to TripAdvisor, Inc., 141 Needham Street, Newton, Massachusetts 02464, Attention: Secretary. The envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder, provide a brief summary of the candidate's qualifications and history and be accompanied by evidence of the sender's stock ownership, as well as consent by the candidate to serve as a director if elected. Any director candidate recommendations will be reviewed by the Secretary and, if deemed appropriate, forwarded to the Chairman for further review. If the Chairman believes that the candidate fits the profile of a director nominee as described above, the recommendation will be shared with the entire Board of Directors.

Communications With the Board

Stockholders who wish to communicate with the Board of Directors or a particular director may send such communication to TripAdvisor, Inc., 141 Needham Street, Newton, Massachusetts 02464, Attention: Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such letters must identify the author as a stockholder, provide evidence of the sender's stock ownership and clearly state whether the intended recipients are all members of the Board of Directors or certain specified directors. The Secretary will then review such correspondence and forward it to the Board of Directors, or to the specified director(s), if deemed appropriate. Communications that are primarily commercial in nature, that are not relevant to stockholders or other interested constituents or that relate to improper or irrelevant topics will generally not be forwarded to the Board of Directors or to the specified director(s).

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Overview

Ernst & Young LLP was TripAdvisor's independent registered public accounting firm for the year ended December 31, 2012. The Audit Committee of the Board of Directors has also appointed Ernst & Young LLP as TripAdvisor's independent registered public accounting firm for the year ending December 31, 2013.

The Sarbanes-Oxley Act of 2002 requires that the Audit Committee be directly responsible for the appointment, compensation and oversight of the audit work of the independent registered public accounting firm. If the stockholders fail to vote to ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider whether to retain Ernst & Young LLP and may retain that firm or another firm without resubmitting the matter to TripAdvisor stockholders. Even if stockholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of TripAdvisor and its stockholders.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting, and will be given an opportunity to make a statement if he or she so chooses and will be available to respond to appropriate questions.

Required Vote

At the Annual Meeting, TripAdvisor will ask its stockholders to ratify the appointment of Ernst & Young LLP as TripAdvisor's independent registered public accounting firm for 2013. This proposal requires the affirmative vote of a majority of the voting power of the shares of TripAdvisor capital stock, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class.

Abstentions will be counted toward the tabulations of voting power present and entitled to vote on the ratification of the independent registered public accounting firm proposal and will have the same effect as votes against the proposal. Brokers have discretion to vote on the proposal for ratification of the independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS TRIPADVISOR'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013.

Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth aggregate fees for professional services rendered by Ernst & Young LLP for the years ended December 31, 2012 and 2011.

	2012	2011
Audit Fees(1)	$1,218,300	$468,000
Audit-Related Fees(2)	$ —	$ —
Total Audit and Audit-Related Fees	$1,218,300	$468,000
Tax Fees(3)	$ 3,150	$ —
Other Fees	$ —	$ —
Total Fees	$1,221,450	$468,000

(1) Audit Fees include fees and expenses associated with the annual audit of TripAdvisor's consolidated financial statements, statutory audits, reviews of TripAdvisor's periodic reports, accounting consultations, reviews of SEC registration statements, report on the effectiveness of internal control and consents and other services related to SEC matters.

(2) Audit-Related Fees include fees and expenses for due diligence in connection with acquisitions.

(3) Tax Fees include fees and expenses for quarterly tax compliance services outside of the U.S.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has considered the non-audit services provided by Ernst & Young LLP as described above and believes that they are compatible with maintaining Ernst & Young LLP's independence as our independent registered public accounting firm.

The Audit Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by TripAdvisor's independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm's independence from TripAdvisor and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the Audit Committee, it requires specific pre-approval by the Audit Committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the Audit Committee.

Pursuant to its pre-approval policy, the Audit Committee may delegate its authority to pre-approve services to one or more of its members, and it has currently delegated this authority to its Chairman, subject to a limit of $250,000 per approval. The decisions of the Chairman (or any other member(s) to whom such authority may be delegated) to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to Company management.

PROPOSAL 3:
APPROVAL OF THE 2011 STOCK AND ANNUAL INCENTIVE PLAN, AS AMENDED

Proposal

The Board of Directors believes that stock options and other stock-based incentive awards can play an important role in the success of TripAdvisor by encouraging and enabling the employees, officers, non-employee directors and consultants of TripAdvisor and its subsidiaries upon whose judgment, initiative and efforts we largely depend for the successful conduct of our business to acquire a proprietary interest in TripAdvisor. The Board of Directors anticipates that providing such persons with a direct stake in the Company will assure a closer identification of the interests of such individuals with those of TripAdvisor and our stockholders, thereby stimulating their efforts on our behalf and strengthening their desire to remain with TripAdvisor.

On April 24, 2013, the Board of Directors approved an amendment to the 2011 Stock and Annual Incentive Plan (as amended, the "2011 Plan"), subject to stockholder approval, to increase the aggregate number of shares authorized for issuance under the 2011 Plan by 15,000,000 shares to 32,468,104 shares of common stock, which includes 7,468,104 Expedia equity-based compensation awards that were converted into TripAdvisor equity-based awards on the effective date of the Spin-Off. This amendment also extended the per person annual cap on stock options and stock appreciation rights. This amendment was designed to enhance the flexibility of the Compensation Committees in granting stock options and other awards to our officers, employees, non-employee directors and consultants and to ensure that we can continue to grant stock options and other awards to such persons at levels determined to be appropriate by the Compensation Committees. In this Proxy Statement, we refer to the Compensation Committee and Section 16 Committee collectively as the "Compensation Committees." A copy of the 2011 Plan (as amended by the proposed amendment) is attached as Appendix A to this Proxy Statement and is incorporated herein by reference.

Proposal 3 seeks stockholder approval of the 2011 Plan. Stockholder approval of Proposal 3 will also allow certain awards granted under the 2011 Plan to qualify as performance-based compensation exempt from the cap imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), on TripAdvisor's tax deduction with respect to compensation paid to certain executive officers.

Summary of Material Features of the 2011 Plan

The material features of the 2011 Plan are:

- The maximum number of shares of common stock to be issued under the 2011 Plan is increased from 17,468,104 shares to 32,468,104 shares;
- The award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance units, dividend equivalents, convertible debentures and cash bonus awards is permitted;
- The exercise price of stock options and stock appreciation rights will not be decreased in any manner without stockholder approval; and
- Any material amendment to the 2011 Plan is subject to approval by our stockholders.

Based solely on the closing price of our common stock as reported by the NASDAQ on May 1, 2013, the maximum aggregate market value of the additional 15,000,000 shares of common stock that could potentially be issued under the 2011 Plan is $781,650,000. The shares of common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by TripAdvisor prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2011 Plan are added back to the shares of common stock available for issuance under the 2011 Plan.

Qualified Performance-Based Compensation under Code Section 162(m)

To ensure that certain awards granted under the 2011 Plan to a "Covered Employee" (as defined in the Code) qualify as "performance-based compensation" under Section 162(m) of the Code, the 2011 Plan provides that the Compensation Committees may require that the vesting of such awards be conditioned on the satisfaction of performance criteria that may include any or all of the following: (1) specified levels of earnings per share from continuing operations; (2) net profit after tax; (3) EBITDA; (4) EBITA; (5) gross profit; (6) cash generation; (7) unit volume; (8) market share; (9) sales; (10) asset quality; (11) earnings per share; (12) operating income; (13) revenues; (14) return on assets; (15) return on operating assets; (16) return on equity; (17) profits; (18) total stockholder return (measured in terms of stock price appreciation and/or dividend growth); (19) cost saving levels; (20) marketing-spending efficiency; (21) core non-interest income; (22) change in working capital; (23) return on capital; and (24) stock price. Performance goals may be based upon specified levels of Company, subsidiary, affiliate or division performance under one or more of the criteria set forth above relative to the performance of other entities, divisions or subsidiaries. The Compensation Committees will select the particular performance criteria within the time period specified by Section 162(m) of the Code. Subject to adjustments for stock splits and similar events, the maximum award granted to any one individual in the form of restricted stock units or restricted stock that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code will not exceed 2,000,000 shares of common stock for any calendar year and no more than 3,000,000 shares of common stock underlying options may be granted to any one individual during any calendar year period. If a performance-based award is payable in cash, it cannot exceed $10,000,000 for any calendar year.

Summary of the 2011 Plan

The following description of certain features of the 2011 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2011 Plan that is attached hereto as Appendix A.

Plan Administration. The 2011 Plan is administered by the Compensation Committees. The Compensation Committees have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2011 Plan. The Compensation Committees may delegate to an officer the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Eligibility. Persons eligible to participate in the 2011 Plan are the directors, officers, employees, and consultants of TripAdvisor and its subsidiaries or affiliates as selected from time to time by the Compensation Committees in their discretion. Approximately 1,616 individuals are currently eligible to participate in the 2011 Plan, which includes three officers, 1,613 employees who are not officers, and seven non-employee directors.

Plan Limits. The maximum award of stock options and/or stock appreciation rights granted to any one individual will not exceed 32,468,104 shares of common stock (subject to adjustment for stock splits and similar events) for any calendar year period. If any award of restricted stock, restricted stock units or performance shares granted to an individual is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, then the maximum award shall not exceed 2,000,000 shares of common stock (subject to adjustment for stock splits and similar events) to any one such individual in any calendar year. If any cash-based award is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, then the maximum award to be paid in cash in any performance cycle may not exceed $10,000,000. In addition, no more than 7,000,000 shares may be issued in the form of incentive stock options.

Stock Options. The 2011 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the 2011 Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of TripAdvisor and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors and consultants. The option exercise price of each option will be determined by the Compensation Committees but may not be less than 100% of the fair market value of the common stock on the date of grant. Fair market value for this purpose will be the closing price of the shares of common stock on the NASDAQ on the date of grant. Without stockholder approval, the exercise price of an option may not be reduced after the date of the option grant, other than to appropriately reflect changes in our capital structure.

The term of each option will be fixed by the Compensation Committees and, in the case of incentive stock options, may not exceed ten years from the date of grant. The Compensation Committees will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the Compensation Committees. In general, unless otherwise permitted by the Compensation Committees, no option granted under the 2011 Plan is transferable by the optionee other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and options may be exercised during the optionee's lifetime only by the optionee, or by the optionee's legal representative or guardian in the case of the optionee's incapacity.

Upon exercise of options, the option exercise price must be paid in full by certified or bank check or other instrument acceptable to the Compensation Committees or, if authorized at the time the option is granted, by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee. Subject to applicable law, the exercise price may also be delivered to TripAdvisor by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the Compensation Committees may permit options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The Compensation Committees may award tandem or free-standing stock appreciation rights, subject to such conditions and restrictions as the Compensation Committees may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in the stock price over the exercise price. The exercise price may not be less than the fair market value of the common stock on the date of grant. The term of a stock appreciation right shall be determined by the Compensation Committees.

Restricted Stock. The Compensation Committees may award shares of common stock to participants subject to such conditions and restrictions as the Compensation Committees may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with us through a specified restricted period.

Restricted Stock Units. The Compensation Committees may award restricted stock units to any participants. Restricted stock units are ultimately payable in the form of shares of common stock, cash or a combination of both and may be subject to such conditions and restrictions as the Compensation Committees may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with TripAdvisor through a specified vesting period.

Unrestricted Stock Awards. The Compensation Committees may also grant shares of common stock which are free from any restrictions under the 2011 Plan.

Performance Share Awards. The Compensation Committees may grant performance share awards to any participant which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals (as summarized above) and such other conditions as the Compensation Committees shall determine.

Dividend Equivalents. The Compensation Committees may grant dividend equivalents to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalents granted as a component of another award subject to performance vesting may be paid only if the related award becomes vested.

Cash Bonus Awards. The Compensation Committees may grant cash bonuses under the 2011 Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals (as summarized above).

Change of Control Provisions. The 2011 Plan provides that upon the effectiveness of a "change in control," as defined in the 2011 Plan, except as otherwise provided by the Compensation Committees in the award agreement, for participants with a title of Senior Vice President of TripAdvisor or above as of immediately prior to the change in control, stock options and stock appreciation rights held by such individuals will automatically become fully exercisable and the restrictions and conditions on all other awards held by such individuals will automatically be deemed waived. Awards held by all other participants are governed by the applicable award agreement. The 2011 Plan further provides that, unless otherwise specified in the applicable award agreement, upon a participant's termination of employment by the Company during the two-year period following a change in control other than for "cause" or "disability," each as defined in the 2011 Plan, or by the participant for "good reason," as defined in the 2011 Plan, during such period, stock options and stock appreciation held by such participant will automatically become fully exercisable and will remain exercisable until the later of (i) the last day on which such option or stock appreciation right is exercisable as specified in the applicable award agreement or (ii) the earlier of the first anniversary of the change in control and the expiration of the term of the option or stock appreciation right, and the restrictions and conditions on all other awards will automatically be deemed waived.

Adjustments for Stock Dividends, Stock Splits, Etc. The 2011 Plan requires the Compensation Committees to make appropriate adjustments to the number of shares of common stock that are subject to the 2011 Plan, to certain limits in the 2011 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding. Participants in the 2011 Plan are responsible for the payment of any federal, state or local taxes that TripAdvisor is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to approval by the Compensation Committees, participants may elect to have the minimum tax withholding obligations satisfied by authorizing us to withhold shares of common stock to be issued pursuant to the exercise or vesting.

Amendments and Termination. The Board of Directors may at any time amend, alter or discontinue the 2011 Plan and the Compensation Committees may unilaterally amend the terms of any award, prospectively or retroactively. However, no such action may materially impair rights of a participant with respect to a previously granted award without the participant's consent, except such an amendment made to comply with applicable law (including without limitation Section 409A of the Code), stock exchange rules or accounting rules. In addition, no such amendment shall be made without stockholder approval to the extent such approval is required by applicable law or the listing standards of NASDAQ.

Effective Date of 2011 Plan. The Board of Directors originally adopted the 2011 Plan on December 20, 2011 and approved the proposed amendment to the 2011 Plan on April 24, 2013. The amendment to increase the number of authorized shares under the 2011 Plan becomes effective on the date it is approved by stockholders.

No awards may be granted under the 2011 Plan after December 20, 2021. If the proposed amendment to the 2011 Plan is not approved by stockholders, the 2011 Plan will continue in effect until it expires, and awards may be granted thereunder, in accordance with its terms.

New Plan Benefits

Because the grant of awards under the 2011 Plan is within the discretion of the Compensation Committees, we cannot determine the dollar value or number of shares of common stock that will in the future be received by or allocated to any participant in the 2011 Plan. Accordingly, in lieu of providing information regarding benefits that will be received under the 2011 Plan, the following table provides information concerning the benefits that were received by the following persons and groups during 2012: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all employees who are not executive officers, as a group.

	Options		**Restricted Stock Units**	
Name and Position	**Average Exercise Price ($)**	**Number (#)**	**Dollar Value ($)(1)**	**Number (#)**
Stephen Kaufer, President and Chief Executive Officer	40.20	250,000	—	—
Julie M.B. Bradley, Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer	40.20	100,000	—	—
Seth J. Kalvert, Senior Vice President, General Counsel and Secretary	40.20	50,000	—	—
All current executive officers, as a group	40.20	400,000	—	—
All current directors who are not executive officers, as a group	—	—	1,056,091	25,193
All current employees who are not executive officers, as a group	39.72	3,250,814	2,513,146	59,951

(1) Calculations are based on the closing price of our common stock on the NASDAQ of $41.92 on December 31, 2012, the last trading day in 2012.

Tax Aspects Under the Code

The following is a summary of the principal federal income tax consequences of certain transactions under the 2011 Plan. It does not describe all federal tax consequences under the 2011 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Company will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the option price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. The Company generally will be entitled to a tax deduction in connection with an award under the 2011 Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, the Company's deduction for certain awards under the 2011 Plan may be limited to the extent that the Chief Executive Officer or other executive officer whose compensation is required to be reported in the summary compensation table (other than the Principal Financial Officer) receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code). The 2011 Plan is structured to allow certain awards to qualify as performance-based compensation.

Required Vote

At the Annual Meeting, TripAdvisor will ask its stockholders to approve the 2011 Plan. This proposal requires the affirmative vote of a majority of the voting power of the shares of TripAdvisor capital stock, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE 2011 STOCK AND ANNUAL INCENTIVE PLAN, AS AMENDED.

Equity Compensation Plan Information

The following table provides information as of December 31, 2012 regarding shares of common stock that may be issued under TripAdvisor's equity compensation plans consisting of the 2011 Plan and the Non-Employee Director Deferred Compensation Plan.

	Equity Compensation Plan Information		
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted Average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))**
	(a)	**(b)**	**(c)**
Equity compensation plans approved by security holders:	9,100,651(1)	31.41(2)	6,524,199
Equity compensation plans not approved by security holders:	N/A	N/A	N/A
Total	9,100,651	—	6,524,199

(1) Includes 8,653,983 shares of common stock issuable upon the exercise of outstanding options and 446,668 shares of common stock issuable upon the vesting of restricted stock units.

(2) Since restricted stock units do not have any exercise price, such units are not included in the weighted average exercise price calculation.

AUDIT COMMITTEE REPORT

The Audit Committee reviews our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. The Company's independent registered public accounting firm is engaged to audit and express opinions on the conformity of the Company's financial statements to generally accepted accounting principles and applicable rules and regulations, and the effectiveness of the Company's internal control over financial reporting.

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements, together with the results of the assessment of the internal control over financial reporting, with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence from the Company and the Company's management. Finally, the Audit Committee has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with its independence.

Relying on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, and the Board approved such inclusion.

No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that TripAdvisor specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

Members of the Audit Committee:

Robert S. Wiesenthal (Chairman)
Jonathan F. Miller
Jeremy Philips

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis describes TripAdvisor's executive compensation program as it relates to the following "named executive officers":

Name	Position with TripAdvisor, Inc.
Barry Diller	Chairman and Senior Executive*
Stephen Kaufer	President and Chief Executive Officer
Julie M.B. Bradley	Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer
Seth J. Kalvert	Senior Vice President, General Counsel and Secretary

* Mr. Diller resigned as our Chairman and Senior Executive effective December 11, 2012 and resigned as a member of the Board of Directors effective April 23, 2013.

TripAdvisor has a Compensation Committee and a Section 16 Committee that together have primary responsibility for establishing the compensation of our named executive officers.

Compensation Program Objectives

TripAdvisor's executive compensation program is designed to attract, motivate and retain highly skilled executives with the business experience and acumen that management and the Compensation Committees believe are necessary for achievement of TripAdvisor's long-term business objectives. In addition, the executive compensation program is designed to reward short- and long-term performance and to align the financial interests of executive officers with the interests of our stockholders. Management and the Compensation Committees evaluate both performance and compensation levels to ensure that we maintain our ability to attract and retain outstanding employees in executive positions and that the compensation provided to these executives remains competitive with the compensation paid to similarly situated executives at comparable companies. To that end, management and the Compensation Committees believe the executive compensation packages provided by TripAdvisor to the named executive officers should include both cash and equity-based compensation.

Roles and Responsibilities

Role of the Compensation and Section 16 Committees

The Compensation Committee is appointed by the Board of Directors and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee currently consists of Ms. Singh Cassidy and Messrs. Philips and Maffei. Mr. Maffei replaced Mr. Zeisser as a member of the Compensation Committee upon Mr. Zeisser's resignation as a director in February 2013. The Compensation Committee is responsible for (i) administering and overseeing our compensation with respect to executive officers, including salary matters, bonus plans and stock compensation plans and (ii) approving all grants of equity awards, but excluding matters governed by Rule 16b-3 under the Exchange Act (see below). Ms. Singh Cassidy is the Chairperson of the Compensation Committee.

The Section 16 Committee is also appointed by the Board of Directors and consists entirely of directors who are "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. The Section 16 Committee currently consists of Ms. Singh Cassidy and Mr. Philips. The Section 16 Committee is responsible for administering and overseeing matters governed by Rule 16b-3 under the Exchange Act, including approving grants of equity awards to named executive officers. Ms. Singh Cassidy is also the Chairperson of the Section 16 Committee.

Role of Executive Officers

TripAdvisor management participates in reviewing and refining our executive compensation program. Mr. Kaufer, TripAdvisor's President and Chief Executive Officer, annually reviews the performance of the Company and each named executive officer with the Chairperson and the Compensation Committees and makes recommendations with respect to the appropriate base salary, annual cash bonus and grants of long-term equity incentive awards for each named executive officer, other than in connection with compensation for himself. Based in part on these recommendations and other considerations discussed below, the Compensation Committees review and approve the annual compensation package of each named executive officer.

The Role of Shareholder Say-on-Pay Votes

TripAdvisor provides its stockholders with the opportunity to cast an advisory vote to approve the compensation of the named executive officers. In evaluating our 2012 executive compensation program, the Compensation Committees considered the result of the stockholder advisory vote on our executive compensation (the "say-on-pay vote") held at our Annual Meeting of Stockholders on June 26, 2012, which was approved by over 99% of the votes cast. As a result, the Compensation Committees did not make any significant changes to our executive compensation program for 2012. The Compensation Committees will continue to consider the outcome of the say-on-pay vote when making future compensation decisions for the named executive officers. We will hold a say-on-pay vote every three years until the next vote on the frequency of such stockholder advisory votes, which will occur no later than our 2018 Annual Meeting of Stockholders.

Compensation Program Elements

General

The primary elements of the executive compensation program are base salary, annual cash bonus and equity compensation. Generally, the Compensation Committees review these elements in the first quarter of each year in light of TripAdvisor and individual performance, recommendations from management and other relevant information, including prior compensation history and outstanding long-term compensation arrangements. Management and the Compensation Committees believe that there are multiple, dynamic factors that contribute to success at an individual and business level. Management and the Compensation Committees have therefore avoided adopting strict formulas and have relied primarily on a discretionary approach that allows the Compensation Committees to set executive compensation levels on a case-by-case basis, taking into account all relevant factors.

Following recommendations from management, the Compensation Committees may also adjust compensation for specific individuals at other times during the year when there are significant changes in responsibilities or under other circumstances that the Compensation Committees consider appropriate.

Base Salary

Base salary represents the fixed portion of a named executive officer's compensation and is intended to provide compensation for expected day-to-day performance. An executive officer's base salary is initially determined upon hire or promotion based on the executive officer's responsibilities, prior experience, individual compensation history and salary levels of other executives within TripAdvisor and similarly situated executives at comparable companies. Base salary is typically reviewed annually, at which time management makes recommendations to the Compensation Committees based on consideration of a variety of factors, including:

- the executive's total compensation relative to other executives in similarly situated positions,
- individual performance of the executive,

- the executive's responsibilities, prior experience, and individual compensation history, including any non-standard compensation,
- the terms of the executive's employment agreement, if any,
- competitive compensation market data, when available,
- general economic conditions,
- the recommendations of the President and Chief Executive Officer, other than in connection with compensation for himself, and
- with respect to the President and Chief Executive Officer, the recommendation of the Chairman.

After consideration of the factors discussed above, the Compensation Committees decided to maintain Mr. Kaufer's base salary for 2013 at $500,000, to increase Ms. Bradley's 2013 base salary from $302,500 to $365,000, and to increase Mr. Kalvert's 2013 base salary from $330,000 to $350,000. Mr. Diller resigned as Chairman and Senior Executive effective December 11, 2012 and resigned as a member of the Board of Directors effective April 23, 2013.

Cash Bonuses

Cash bonuses are granted to recognize and reward an individual's annual contribution to Company performance. Mr. Kaufer has a target cash bonus equal to 100% of his base salary for the year, Ms. Bradley has a target cash bonus equal to 66% of her base salary for the year and Mr. Kalvert has a target cash bonus equal to 50% of his base salary for the year. Unless otherwise provided by the provisions of employment agreements, bonus targets for executive officers are generally established by the Compensation Committees, based on the recommendations of management, and are reviewed each year by the President and Chief Executive Officer with the approval of the Chairman and the Compensation Committees.

In February 2013, management recommended bonuses with respect to calendar year 2012 for each of the named executive officers after taking into account a variety of factors, including:

- TripAdvisor's business and financial performance, including year-over-year performance,
- TripAdvisor's performance against strategic initiatives,
- the executive's target cash bonus percentage, if any,
- the executive's individual performance,
- the overall funding of the cash bonus pool,
- the amount of bonus relative to other TripAdvisor executives,
- general economic conditions,
- competitive compensation market data, when available,
- the recommendations of the President and Chief Executive Officer, other than in connection with compensation for himself, and
- with respect to the President and Chief Executive Officer, the recommendation of the Chairman.

After consideration of the factors discussed above, the Compensation Committees awarded 2012 cash bonuses to the named executive officers as follows: Mr. Kaufer, $750,000, Ms. Bradley, $250,000, and Mr. Kalvert, $205,000. No bonus was awarded to Mr. Diller for 2012.

After consideration of the factors discussed above, the Compensation Committees decided to maintain Mr. Kaufer's 2013 target cash bonus at 100%. With respect to Ms. Bradley and Mr. Kalvert, the Compensation Committees decided to maintain their 2013 target bonus amounts at 66% and 50%, respectively, which is consistent with the terms of their respective employment agreements.

The annual cash bonuses awarded to the named executive officers for 2012 were subject to the achievement of performance goals relating either to stock price performance or revenues, which were satisfied. These performance goals were designed to permit TripAdvisor to deduct all named executive officer compensation for 2012 in accordance with Section 162(m) of the Code. Specifically, the cash bonuses awarded to named executive officers in 2012 were subject to the satisfaction of one of the following performance goals:

- The revenues of TripAdvisor in any of the three consecutive calendar quarters beginning with the second quarter of 2012 must be at least 10% higher than the revenues in the corresponding calendar quarter 12 months before, excluding the benefit of any acquisitions by TripAdvisor during this period.

- On at least 30 trading days during the period beginning on March 23, 2012 through December 31, 2012, the closing price per share of TripAdvisor common stock must exceed at least 5% of the closing price of TripAdvisor's common stock on March 22, 2012, which was $33.25, taking into account any Share Change or Corporate Transaction (each as defined in the 2011 Plan).

In general these performance goals reflect the minimally acceptable Company performance that must be achieved in order for any amount of cash bonuses to be awarded to the named executive officers, but with respect to which there is substantial uncertainty when established. Based on data provided by management, the Compensation Committees exercise negative discretion in setting payouts under the annual incentive plan. By setting a high amount that can be reduced, TripAdvisor is advised by legal counsel that TripAdvisor's annual incentive plan meets the requirements of Section 162(m) of the Code. As a result, while performance targets are utilized in setting compensation under this plan, ultimately the levels of those targets and the Compensation Committees' use of negative discretion typically result in the award of compensation as if the annual incentive plan were operating as a discretionary plan.

These cash bonuses are reflected in the "Bonus" column of the table below titled "2012 Summary Compensation Table."

Equity Compensation

The Compensation Committees use equity compensation to align executive compensation with our long-term performance. Equity compensation awards link compensation to financial performance because the value of equity awards depends on TripAdvisor's share price. Equity compensation awards are also an important employee retention tool because they generally vest over a multi-year period, subject to continued service by the award recipient. For 2012, the Compensation Committees granted equity awards to our named executive officers (other than Mr. Diller who received a grant of RSUs only in connection with his service as a director) in the form of stock options and expects to continue that practice going forward.

Equity awards are typically granted to executive officers upon hire or promotion and annually thereafter. Management generally recommends annual equity awards in the first quarter of each year when the Compensation Committees meet to make determinations regarding annual bonuses for the last completed fiscal year and to set compensation levels for the current fiscal year. The practice of the Compensation Committee is to generally make equity grants to our named executive officers only in open trading windows. In February 2013, the Compensation Committees made equity grants in the form of stock options to certain of the named executive officers.

The Compensation Committees review various factors considered by management when they establish the Company's equity grant pool, including:

- TripAdvisor's business and financial performance, including year-over-year performance,
- dilution rates, taking into account projected headcount growth and employee turnover,
- non-cash compensation as a percentage of earnings before interest, taxes, depreciation and amortization,
- equity compensation utilization by peer companies,
- general economic conditions, and
- competitive compensation market data regarding award values.

For specific grants to named executive officers, management makes recommendations to the Section 16 Committee based on a variety of factors, including:

- TripAdvisor's business and financial performance, including year-over-year performance,
- individual performance and future potential of the executive,
- the overall size of the equity grant pool,
- award value relative to other TripAdvisor executives,
- the value of previous grants and amount of outstanding unvested equity awards,
- competitive compensation market data, to the degree that the available data is comparable,
- the recommendations of the President and Chief Executive Officer, other than in connection with compensation for himself, and
- with respect to the President and Chief Executive Officer, the recommendation of the Chairman.

After review and consideration of management's recommendations, the Section 16 Committee decides whether to approve the grants of equity compensation to executive officers.

Employee Benefits

In addition to the primary elements of compensation (base salary, cash bonuses and equity awards) described above, the named executive officers also participate in employee benefits programs available to all domestic employees generally, including the TripAdvisor Retirement Savings Plan. Under this plan, TripAdvisor matches 50% of each dollar a participant contributes, up to the first 6% of eligible compensation, subject to tax limits. In situations where an executive is required to relocate, TripAdvisor also provides relocation benefits, including reimbursement of moving expenses, temporary housing and other relocation expenses as well as a tax gross-up payment on the relocation benefits. TripAdvisor also sponsors a Global Personal Travel Reimbursement program generally available to all employees, including named executive officers, that provides for reimbursement of up to $750 a year for leisure travel that is arranged using one of the TripAdvisor Media Group family of products and provides all employees, including named executive officers, an annual holiday bonus in the form of a gift card as well as a tax gross-up payment on the value of the gift card.

The Role of Peer Groups, Surveys and Benchmarking

Management considers multiple data sources when reviewing compensation information to ensure that the data reflects compensation practices of relevant companies in terms of size, industry and geographic location. Among other factors, management considers the following information in connection with its recommendations to the Compensation Committees regarding compensation for named executive officers:

- data from salary and equity compensation surveys that include companies of a similar size, based on market capitalization, revenues and other factors, and
- data regarding compensation for certain executive officer positions (e.g., chief executive officer and chief financial officer) from recent proxy statements and other SEC filings of peer companies, which include: (a) direct industry competitors, and (b) non-industry companies with which TripAdvisor commonly competes for talent (including both regional and national competitors).

For purposes of establishing its compensation peer group for 2013, management recommended to, and reviewed with, the Compensation Committees companies in technology, travel and/or e-commerce businesses with which TripAdvisor competes for talent at both the executive and employee levels. The companies constituting the compensation peer group for 2013, as approved by the Compensation Committees, are:

Akamai Technologies, Inc.
Concur Technologies, Inc.
Groupon, Inc.
LinkedIn Corporation
Nuance Communications, Inc.
priceline.com Incorporated
salesforce.com, inc.
Valueclick, Inc.
Workday, Inc.
Ancestry.com Inc.
Expedia, Inc.
Homeaway.com, Inc.
Netflix, Inc.
Parametric Technology Corporation
Progress Software Corporation
Shutterfly, Inc.
WebMD Health Corp.
Zynga Inc.

When available, management considers competitive market compensation paid by other peer group companies but does not attempt to maintain a certain target percentile within the peer group or otherwise rely solely on such data when making recommendations to the Compensation Committees regarding compensation for the named executive officers. Management and the Compensation Committees strive to incorporate flexibility into the compensation programs and the assessment process to respond to and adjust for the evolving business environment and the value delivered by the named executive officers.

Tax Matters

Section 162(m) of the Code generally permits a tax deduction to public corporations for compensation over $1 million paid in any fiscal year to a corporation's chief executive officer and certain other highly compensated executive officers only if the compensation qualifies as being performance-based under Section 162(m). Whenever possible, TripAdvisor endeavors to structure its compensation policies to qualify as performance-based under Section 162(m). Nonetheless, from time to time certain nondeductible compensation may be paid and the Board of Directors and the Compensation Committees reserve the authority to award nondeductible compensation to executive officers in appropriate circumstances.

For purposes of allowing TripAdvisor to deduct employee compensation in accordance with Section 162(m) of the Code, the Compensation Committees made all annual bonuses to the named executive officers in 2012 subject to the satisfaction of performance goals described under "Compensation Program Elements – Cash Bonuses" above.

Change in Control

Under the 2011 Plan, certain executive officers (including all the named executive officers) are entitled to accelerated vesting of equity awards in the event of a change in control of TripAdvisor. The change in control definition in the 2011 Plan does not include the acquisition of voting control by Liberty (a "Liberty Change of Control"). The Compensation Committees believe that accelerated vesting of equity awards in connection with change in control transactions would provide an incentive for these executives to continue to help execute successfully such a transaction from its early stages until closing.

Also, certain of our executive officers are entitled to accelerated vesting of equity awards in the event of a change of control under their employment agreements. For a description and quantification of these change in control benefits, please see the section below titled "Executive Compensation — Potential Payments Upon Termination or Change in Control."

Severance

The Company has entered into employment agreements with terms of two years with Ms. Bradley and Mr. Kalvert, pursuant to which, in the event that either executive terminates his or her employment for good reason or is terminated by TripAdvisor without cause:

- TripAdvisor will continue to pay the executive's base salary through the longer of the end of the term of the executive's employment agreement and 12 months (in all cases provided that such payments will be offset by any amount earned from another employer during such time period);

- TripAdvisor will consider in good faith the payment of discretionary bonuses on a pro rata basis for the year in which termination of employment occurs;

- TripAdvisor will pay COBRA health insurance coverage, through the longer of the end of the term of the executive's employment agreement and 12 months;

- all equity held by the named executive officer that otherwise would have vested during the 12-month period following termination of employment, will accelerate (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually); and

- the executive will have 18 months following such date of termination to exercise any vested stock options (including stock options accelerated pursuant to the terms of the executive's employment agreement) or, if earlier, through the scheduled expiration date of the options.

In return, each executive has agreed to be restricted from competing with TripAdvisor or soliciting its employees through the longer of (i) the completion of the term of the employment agreement and (ii) 12 months after the termination of employment. These agreements are intended to attract and retain qualified executives who may have other employment alternatives that may appear to them to be less risky absent these agreements. The restrictive covenants contained in these agreements also serve to protect the interest of TripAdvisor.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Ms. Singh Cassidy and Messrs. Philips and Maffei and the Section 16 Committee consists of Ms. Singh Cassidy and Mr. Philips. Mr. Zeisser was a member of the Compensation Committee until his resignation from the Board in February 2013. None of Ms. Singh Cassidy or Messrs. Philips, Zeisser or Maffei was an officer or employee of TripAdvisor, formerly an officer of TripAdvisor, or an executive officer of an entity for which an executive officer of TripAdvisor served as a member of the compensation committee or as a director during the one-year period ended December 31, 2012.

COMPENSATION COMMITTEES REPORT

This report is provided by the Compensation Committee and the Section 16 Committee (the "Compensation Committees") of the Board of Directors. The Compensation Committees have reviewed the Compensation Discussion and Analysis and discussed that Analysis with management. Based on this review and discussions with management, the Compensation Committees recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's 2013 Proxy Statement.

Members of the Compensation Committee:

Sukhinder Singh Cassidy (Chairperson)
Jeremy Philips
Gregory B. Maffei

Members of the Section 16 Committee:

Sukhinder Singh Cassidy (Chairperson)
Jeremy Philips

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

The table below sets forth certain information regarding the compensation that TripAdvisor's former Chairman and Senior Executive, President and Chief Executive Officer, Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer and Senior Vice President, General Counsel and Secretary earned during the fiscal years ended December 31, 2012 and 2011. Prior to December 20, 2011, TripAdvisor was a wholly-owned subsidiary of Expedia, with Expedia as its sole stockholder. This table includes all compensation received from Expedia for services performed in 2011 for those named executive officers who devoted substantially all of their efforts to TripAdvisor's businesses prior to December 20, 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Barry Diller	2012	95,000	—	—	—	10,960	105,960
Former Chairman and Senior Executive(4)	2011	—	—	—	914,851	—	914,851
Stephen Kaufer	2012	469,231	750,000	—	5,126,804	47,440	6,393,475
President and Chief Executive Officer	2011	300,000	500,000	—	3,345,249	51,802	4,197,051
Julie M.B. Bradley	2012	302,116	250,000	—	2,050,722	1,574	2,604,412
Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer	2011	69,231	100,000	1,215,500	—	—	1,384,731
Seth J. Kalvert	2012	329,231	205,000	—	1,025,361	268,496	1,828,088
Senior Vice President, General Counsel and Secretary	2011	112,500	180,000	—	493,170	75,552	861,222

(1) Represents cash bonuses paid in March 2013 and April 2012 for annual performance in 2012 and 2011, respectively.

(2) Amounts shown are the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures. These amounts reflect an estimate of the grant date fair value and may not correspond to the actual value that will be recognized by the named executive officers. Stock awards consist of RSUs valued using the closing price of TripAdvisor's common stock on the NASDAQ Stock Market on the grant date. Stock option awards were valued at the date of grant using the Black-Scholes pricing model. The Black-Scholes model incorporates various assumptions including expected volatility, expected term, risk-free interest rates and assumed annual dividend rates. The expected volatility for the awards above was based on the average of historical stock price volatility of publicly traded companies that we consider peers based on daily price observations over a period equivalent or approximate to the expected term of the stock option grants. The decision to use a weighted average volatility factor of a peer group was based upon the relatively short period of availability of data on our common stock. The expected term was based on using the simplified method for all stock options as we do not have sufficient historical exercise data on our common stock. Our expected dividend yield is zero, as we have not paid any dividends on our common stock to date. The fair value of the May 2012 grants was determined using the following assumptions:

Expected Term (years)	Risk-Free Interest Rate (%)	Expected Volatility (%)	Assumed Annual Dividend Rate (% of grant date closing price)
6.21	1.05	53.34	0.00

(3) See the table below for additional information regarding certain components of amounts reflected in the "All Other Compensation" column for 2012 above.

(4) Mr. Diller resigned as our Chairman and Senior Executive effective December 11, 2012 and resigned as a member of the Board of Directors effective April 23, 2013. The compensation received by Mr. Diller as a non-employee director is included in the table titled "2012 Non-Employee Director Compensation" below.

2012 All Other Compensation

	Barry Diller ($) (g)	Stephen Kaufer ($)	Julie M.B. Bradley ($)	Seth J. Kalvert ($)
Gift Card(a)	—	125	125	125
Tax Gross-Up on Gift Card(b)	—	50	50	50
401(k) Company Match(c)	—	7,500	524	7,500
Relocation Benefits(d)	—	—	—	180,361
Tax Gross Up on Relocation Benefits(e)	—	—	—	78,944
Dividend Equivalents(f)	10,960	39,765	875	1,516

(a) Represents the amount of a gift card that was given to all employees as a holiday bonus.

(b) Represents the amount of the tax gross-up paid in connection with the gift cards described above.

(c) Represents matching contributions of TripAdvisor under the TripAdvisor 401(k) Retirement Savings Plan (the "TripAdvisor 401(k) Plan"). Under the TripAdvisor 401(k) Plan as in effect through December 31, 2012, TripAdvisor matches $0.50 for each dollar a participant contributes, up to the first 6% of eligible compensation, subject to limits imposed by the Internal Revenue Code.

(d) Represents amounts paid to Mr. Kalvert for relocation expenses, including reimbursement of moving expenses, temporary housing and mortgage assistance.

(e) Represents the amount of the tax gross-up paid in connection with the relocation benefits described above.

(f) Represents amounts paid in cash for accrued dividend equivalents on vested RSUs that were assumed by TripAdvisor in the Spin-Off.

(g) Mr. Diller resigned as Chairman and Senior Executive on December 11, 2012 and resigned as a member of the Board on April 23, 2013. The compensation Mr. Diller received as a non-employee director in 2012 is included in the table titled "2012 Non-Employee Director Compensation" below.

2012 Grants of Plan-Based Awards

During fiscal year 2012, the Section 16 Committee approved stock option awards to the named executive officers as follows:

Name	Grant Date	Restricted Stock Unit Awards	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise Price or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Stephen Kaufer	5/4/2012	—	250,000	40.20	5,126,804
Julie M.B. Bradley	5/4/2012	—	100,000	40.20	2,050,722
Seth J. Kalvert	5/4/2012	—	50,000	40.20	1,025,361

Mr. Diller was not granted any awards for his service as an employee during 2012. The RSUs awarded to Mr. Diller as a non-employee director are described in the table titled "2012 Non-Employee Director Compensation" below.

Outstanding Equity Awards at 2012 Year-End

The following table provides information regarding the holdings of stock options and RSUs by the named executive officers as of December 31, 2012. The market value of the RSUs is based on the closing price of TripAdvisor common stock on the NASDAQ Stock Market on December 31, 2012 the last trading day of the year, which was $41.92.

		Option Awards				Stock Awards	
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Barry Diller	6/7/2005	1,196,856	—(2)	30.19	6/7/2015	—	—
	6/7/2005	698,166	—(2)	40.64	6/7/2015	—	—
	3/2/2009	—	24,935(4)	7.80	3/2/2016	—	—
	2/23/2010	49,869	49,869(4)	23.76	2/23/2017	—	—
	3/1/2011	12,467	37,402(4)	20.87	3/1/2018	—	—
	2/28/2008	—	—	—	—	10,319(6)	432,572
	12/15/2012	—	—	—	—	3,599(7)	150,870
Stephen Kaufer	3/2/2009	48,529	23,595(4)	7.80	3/2/2016	—	—
	3/2/2009	28,314	—(3)	9.75	3/2/2016	—	—
	2/23/2010	23,439	30,674(4)	23.76	2/23/2017	—	—
	3/1/2011	17,696	53,089(4)	20.87	3/1/2018	—	—
	11/30/2011	58,987	176,963(4)	29.48	11/30/2018	—	—
	5/4/2012	—	250,000(5)	40.20	5/4/2022	—	
	2/28/2008	—	—	—	—	3,895(8)	163,278
Julie M.B. Bradley ...	10/4/2011	—	—	—	—	35,393(9)	1,483,675
	5/4/2012	—	100,000(5)	40.20	5/4/2022	—	—
Seth J. Kalvert	3/2/2009	13,703	8,966(4)	7.80	3/2/2016	—	—
	2/23/2010	6,310	8,258(4)	23.76	2/23/2017	—	—
	3/1/2011	3,539	10,618(4)	20.87	3/1/2018	—	—
	8/25/2011	5,898	17,697(4)	28.86	8/25/2018	—	—
	11/30/2011	2,359	7,079(4)	29.48	11/30/2018	—	—
	5/4/2012	—	50,000(5)	40.20	5/4/2022	—	—
	2/28/2008	—	—	—	—	1,208(10)	50,639

(1) Represents the date on which the original grant was approved by the applicable compensation committee. All awards with a grant date prior to the effective date of the Spin-Off, December 20, 2011, were granted by Expedia and were converted into TripAdvisor equity awards upon effectiveness of the Spin-Off.

(2) Options vested in full on June 7, 2010, the fifth anniversary of the grant date.

(3) Options vested in full on March 2, 2012, the third anniversary of the grant date.

(4) Options vest in four equal installments commencing on the first anniversary of the grant date.

(5) Options vest in four equal installments commencing on February 15, 2013 and each anniversary thereafter.

(6) Of these RSUs, all 10,319 vested on February 28, 2013.

(7) Of these RSUs, 1,200 vest on each of December 15, 2013 and December 15, 2014 and 1,199 vest on December 15, 2015.

(8) Of these RSUs, all 3,895 vested on February 28, 2013.

(9) Of these RSUs, 11,798 will vest on October 3, 2013, 11,797 vest on October 3, 2014 and 11,798 vest on October 3, 2015.

(10) Of these RSUs, all 1,208 vested on February 28, 2013.

2012 Option Exercises and Stock Vested

		Option Awards		Stock Awards	
Name	Exercise or Vest Date	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)	Value Realized on Vesting ($)(4)
Barry Diller	2/27/2012	—	—	9,213	293,987
	2/28/2012	—	—	10,317	333,342
	12/11/2012	74,803	2,476,727	—	—
	12/11/2012	32,793	1,021,830	—	—
	12/14/2012	42,010	1,340,959	—	—
Stephen Kaufer	2/27/2012	—	—	4,347	138,713
	2/28/2012	—	—	3,895	125,847
	3/2/2012	—	—	58,776	1,907,281
Julie M.B. Bradley	10/3/2012	—	—	11,797	378,920
Seth J. Kalvert	2/27/2012	—	—	1,348	43,015
	2/28/2012	—	—	1,207	38,998

(1) Represents the gross number of shares acquired upon exercise of vested options without taking into account any shares that may be withheld to cover option exercise price or applicable tax obligations.

(2) Represents the value of exercised options calculated by multiplying (i) the number of shares of TripAdvisor's common stock to which the exercise of the option related by (ii) the difference between the market price of TripAdvisor's common stock at exercise and the exercise price of the options.

(3) Represents the gross number of shares acquired upon vesting of RSUs without taking into account any shares that may be withheld to satisfy applicable tax obligations.

(4) Represents the value of vested RSUs calculated by multiplying the gross number of vested RSUs by the closing price of TripAdvisor common stock on the NASDAQ Stock Market on the vesting date or if the vesting occurred on a day on which the NASDAQ Stock Market was closed for trading, the next trading day.

Potential Payments Upon Termination or Change in Control

Certain of our compensation plans, award agreements and employment agreements entitle the named executive officers to accelerated vesting of equity awards or severance payments in the event of a change in control of TripAdvisor and/or upon the termination or material adverse modification of the executive's employment with TripAdvisor under specified circumstances. These plans and agreements are described below as they apply to each named executive officer.

Change of Control Provisions of TripAdvisor's 2011 Stock and Annual Incentive Plan and Award Agreements Thereunder

In the event of a "change in control" (as defined in the 2011 Plan) of TripAdvisor, (i) any stock options outstanding held by our named executive officers as of the date of the change in control which are not then exercisable and vested will become fully exercisable and vested, and (ii) all RSUs held by our named executive officers will be considered to be earned and payable in full and any deferral or other restrictions will lapse and such RSUs will be settled in cash or shares of TripAdvisor common stock as promptly as practicable.

Julie M.B. Bradley and Seth J. Kalvert Employment Agreements

In October 2011, TripAdvisor, LLC, a subsidiary of the Company, entered into agreements (the "Employment Agreements") with each of Ms. Bradley and Mr. Kalvert. The Employment Agreements have terms of two years. Pursuant to the Employment Agreements, in the event that either executive terminates his or her employment for good reason or is terminated by TripAdvisor without cause:

- TripAdvisor will continue to pay the executive's base salary through the longer of the end of the term of the executive's employment agreement and 12 months (in all cases provided that such payments will be offset by any amount earned from another employer during such time period);
- TripAdvisor will consider in good faith the payment of discretionary bonuses on a pro rata basis for the year in which termination of employment occurs;
- TripAdvisor will pay COBRA health insurance coverage, through the longer of the end of the term of the executive's employment agreement and 12 months;
- all equity held by the named executive officer that otherwise would have vested during the 12-month period following termination of employment, will accelerate (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually); and
- the executive will have 18 months following such date of termination to exercise any vested stock options (including stock options accelerated pursuant to the terms of the executive's employment agreement) or, if earlier, through the scheduled expiration date of the options.

In return, each executive has agreed to be restricted from competing with TripAdvisor or soliciting its employees through the longer of (i) the completion of the term of the employment agreement and (ii) 12 months after the termination of employment.

Under the Employment Agreements, "good reason" means the occurrence of any of the following without the executive's prior written consent: (A) TripAdvisor's material breach of the Employment Agreement, (B) the material reduction in the executive's title, duties, reporting responsibilities or level of responsibilities in such executive's position at TripAdvisor, excluding for this purpose any such reduction that is an isolated and inadvertent action not taken in bad faith or that is authorized pursuant to the Employment Agreement, (C) the material reduction in the executive's base salary or the executive's total annual compensation opportunity, or (D) the relocation of the executive's principal place of employment more than 50 miles outside the Boston metropolitan area.

Under the Employment Agreements, "cause" means: (i) the plea of guilty or nolo contendere to, conviction for, or the commission of, a felony offense by the executive, (ii) a material breach by the executive of a fiduciary duty owed to TripAdvisor or any of its subsidiaries, (iii) material breach by the executive of certain covenants of the Employment Agreement, (iv) the willful or gross neglect by the executive of the material duties required by the Employment Agreement and (v) a knowing and material breach by the executive of any TripAdvisor policy pertaining to ethics, legal compliance, wrongdoing or conflicts of interest that, in the cases of clauses (iv) and (v) above, if curable, is not cured by the executive within 30 days after the executive is provided written notice thereof.

Estimated Potential Incremental Payments

The table below reflects the estimated amount of incremental compensation payable to the named executive officers upon termination of the executive's employment in the following circumstances: (i) a termination by TripAdvisor without cause, (ii) resignation by the executive for good reason not in connection with a change in control, (iii) a change in control or (iv) a termination by TripAdvisor without cause or by the executive for good reason in connection with a change in control. The table should be read in conjunction with the descriptions of benefits above as the definitions for "change in control," "cause" and "good reason" may vary.

The amounts shown in the table assume that the triggering event was effective as of December 31, 2012 and that the price of TripAdvisor common stock on which certain of the calculations are based was the closing price of $41.92 on the NASDAQ Stock Market on December 31, 2012, the last trading day in 2012. These amounts are estimates of the incremental amounts that would be paid out to the executive upon such triggering event. The actual amounts to be paid out can only be determined at the time of the triggering event, if any.

Name and Benefit	Termination without cause	Resignation for good reason	Change in Control	Termination w/o cause or for good reason in connection with Change in Control
Barry Diller				
Cash Severance (salary)	$ —	$ —	$ —	$ —
Stock Options (vesting accelerated)	—	—	2,543,715	—
RSUs (vesting accelerated)	—	—	583,442	—
Total estimated value	$ —	$ —	$3,127,157	$ —
Stephen Kaufer				
Cash Severance (salary)	$ —	$ —	$ —	$ —
Stock Options (vesting accelerated)	—	—	5,111,044	—
RSUs (vesting accelerated)	—	—	163,278	—
Total estimated value	$ —	$ —	$5,274,322	$ —
Julie M.B. Bradley				
Cash Severance (salary)	$302,500(1)	$302,500(1)	$ —	$302,500(1)
Stock Options (vesting accelerated)	43,000(1)	43,000(1)	172,000	—
RSUs (vesting accelerated)	494,572(1)	494,572(1)	1,483,675	—
Health & Benefits	19,298(1)	19,298(1)	—	19,298(1)
Total estimated value	$859,370	$859,370	$1,655,675	$321,798
Seth J. Kalvert				
Cash Severance (salary)	$330,000(1)	$330,000(1)	$ —	$330,000(1)
Stock Options (vesting accelerated)	583,298(1)	583,298(1)	1,084,580	—
RSUs (vesting accelerated)	50,639(1)	50,639(1)	50,639	—
Health & Benefits	19,298(1)	19,298(1)	—	19,298(1)
Total estimated value	$983,235	$983,235	$1,135,219	$349,298

(1) Represents salary continuation and equity acceleration benefits pursuant to the Employment Agreements. See section above titled "— Julie M.B. Bradley and Seth J. Kalvert Employment Agreements."

DIRECTOR COMPENSATION

The Board of Directors sets non-employee director compensation, which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of TripAdvisor stock to further align directors' interests with those of our stockholders.

TripAdvisor employees do not receive compensation for services as directors. Each non-employee director of TripAdvisor is entitled to receive the following compensation:

- an annual retainer of $50,000, paid in equal quarterly installments;
- a grant of RSUs with a value of $150,000 (based on the closing price of TripAdvisor's common stock on the NASDAQ Stock Market on the date of grant), upon such director's initial election to office and on December 15th of each year, such RSUs to vest in three equal installments commencing on the first anniversary of the grant date and, in the event of a change in control (as defined in the 2011 Plan and described in the section below titled "Executive Compensation — Potential Payments Upon Termination or Change in Control"), to vest automatically in full;
- an annual retainer of $20,000 for each member of the Audit Committee (including the Chairman) and $15,000 for each member of the Compensation Committees (including the Chairperson); and
- an additional annual retainer of $10,000 for the Chairman of the Audit Committee and $10,000 for the Chairperson of the Compensation Committees.

Non-Employee Director Deferred Compensation Plan

Under TripAdvisor's Non-Employee Director Deferred Compensation Plan, non-employee directors may defer all or a portion of their directors' fees. Eligible directors who defer their directors' fees may elect to have such deferred fees (i) applied to the purchase of share units representing the number of shares of TripAdvisor common stock that could have been purchased on the date such fees would otherwise be payable or (ii) credited to a cash fund. If any dividends are paid on TripAdvisor common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the average "bank prime loan" rate for such year identified in the U.S. Federal Reserve Statistical Release. Upon termination of service as a director of TripAdvisor, a director will receive (1) with respect to share units, such number of shares of TripAdvisor common stock as the share units represent and (2) with respect to the cash fund, a cash payment. Payments upon termination will be made in either one lump sum or up to five installments, as elected by the eligible director at the time of the deferral election.

2012 Non-Employee Director Compensation

As an employee of the Company, Mr. Kaufer did not receive compensation for his service as director. Mr. Diller's compensation for his service as a non-employee director beginning December 12, 2012 is included in the following table. Messrs. Fitzgerald and Zeisser, who were each nominated by Liberty, also did not receive compensation for their service on the TripAdvisor Board of Directors in 2012. Effective February 12, 2013, each of Messrs. Fitzgerald and Zeisser resigned from the Board. On February 12, 2013, Messrs. Maffei and Shean, who were each nominated by Liberty, were elected to the Board to fill the vacancies created by the resignations of Messrs. Fitzgerald and Zeisser. The following table shows the compensation information for the remaining directors of the Company as of December 31, 2012:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	Total ($)
Victor A. Kaufman(5)	50,000	149,970	—	199,970
Sukhinder Singh Cassidy(6)	75,000	149,970	—	224,970
Dara Khosrowshahi(7)	50,000	149,970	—	199,970
Jonathan F. Miller(8)	70,000	149,970	—	219,970
Jeremy Philips(9)	85,000	149,970	—	234,970
Robert S. Wiesenthal(10)	80,000	149,970	—	229,970
Barry Diller(11)	2,610	149,970	—	152,580

(1) Cash compensation for services in 2012.

(2) Amounts shown reflect the aggregate grant date fair value of awards computed in accordance with Financial FASB ASC Topic 718. These amounts reflect an estimate of the grant date fair value and may not correspond to the actual value that will be recognized by the directors. Stock awards consist of RSUs valued using the closing price of TripAdvisor common stock on the NASDAQ Stock Market on the grant date.

(3) On December 15, 2012, each of the directors listed in the table above received an award of 3,599 RSUs with a grant date fair value of $149,970.

(4) TripAdvisor has not granted any options for service as a director.

(5) On February 7, 2013, Mr. Kaufman resigned from the Board.

(6) Ms. Singh Cassidy is the Chairperson of the Compensation Committee and the Section 16 Committee.

(7) On February 7, 2013, Mr. Khosrowshahi resigned from the Board.

(8) Mr. Miller is a member of the Audit Committee.

(9) Mr. Philips is a member of the Audit Committee and the Compensation Committee.

(10) Mr. Wiesenthal is the Chairman of the Audit Committee.

(11) Mr. Diller resigned as Chairman and Senior Executive on December 11, 2012. Mr. Diller's compensation for his service as an employee of TripAdvisor in 2012 is included in the table titled "2012 Summary Compensation Table" above.

Conversion of Dara Khosrowshahi's Expedia RSUs

On March 7, 2006, Expedia and Mr. Khosrowshahi, entered into a restricted stock unit agreement covering 800,000 shares of Expedia common stock, with vesting of such restricted stock units generally subject to the satisfaction of certain performance goals by Expedia. In connection with the Spin-Off, Expedia and TripAdvisor agreed to divide the original award between the companies, in accordance with the treatment of shares of Expedia common stock in the Spin-Off, such that the initial award was converted into (1) RSUs covering 400,000 shares of Expedia common stock governed by an amended and restated restricted stock unit agreement between Mr. Khosrowshahi and Expedia and (2) RSUs covering 400,000 shares of TripAdvisor common stock governed by a restricted stock unit agreement between Mr. Khosrowshahi and TripAdvisor (the "DK RSU Agreement"), which was entered into on December 20, 2011. The vesting of the RSUs under the DK RSU Agreement was contingent upon Mr. Khosrowshahi's continued service as a director of TripAdvisor through the applicable vesting dates. The RSUs were scheduled to vest as follows:

- 75% of the RSUs to vest upon the achievement of certain performance goals by Expedia and TripAdvisor; provided, however, that, at the election of TripAdvisor, such vesting shall be conditioned on Mr. Khosrowshahi agreeing to continue as a director of TripAdvisor for an additional two years thereafter, and

- the remaining 25% of the RSU to vest on the one-year anniversary of the achievement of the performance goals by Expedia and TripAdvisor; provided that Mr. Khosrowshahi has not voluntarily terminated his service as a director of TripAdvisor and there has not been a good faith determination of the existence of cause (as defined in the DK RSU Agreement) by the Board of Directors of TripAdvisor.

In the event of a change of control of TripAdvisor, including a Liberty Change of Control, 50% of the then-outstanding RSUs would vest without regard to achievement of the performance goals. If, within one year following a change of control, TripAdvisor terminates Mr. Khosrowshahi's service as a director other that for cause, the remaining RSUs would vest without regard to the achievement of the performance goals. Mr. Khosrowshahi has agreed not to compete with TripAdvisor during his service as a director of TripAdvisor, and for a period of 24 months thereafter.

In connection with the purchase of Liberty's purchase of 4,799,848 shares of our common stock from Mr. Diller and The Diller-von Furstenberg Family Foundation, 50% of the RSUs covered by the DK RSU Agreement became fully vested. Subsequently, on February 7, 2013, Mr. Khosrowshahi tendered his resignation as a member of the Board and the remaining RSUs covered by the DK RSU Agreement were accelerated and became fully vested.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information as of May 1, 2013 relating to the beneficial ownership of TripAdvisor's capital stock by (i) each person or entity known to TripAdvisor to own beneficially more than 5% of the outstanding shares of TripAdvisor's common stock or Class B common stock, (ii) each director and director nominee of TripAdvisor, (iii) the named executive officers and (iv) executive officers and directors of TripAdvisor, as a group.

Unless otherwise indicated, beneficial owners listed in the table may be contacted at TripAdvisor's corporate headquarters at 141 Needham Street, Newton, Massachusetts 02464.

Shares of TripAdvisor Class B common stock may, at the option of the holder, be converted on a one-for-one basis into shares of TripAdvisor common stock; therefore, the common stock column below includes shares of Class B common stock held by each such listed person, entity or group, and the beneficial ownership percentage of each such listed person assumes the conversion of all Class B common stock into common stock. For each listed person, entity or group, the number of shares of TripAdvisor common stock and Class B common stock and the percentage of each such class listed also include shares of TripAdvisor common stock and Class B common stock that may be acquired by such person, entity or group on the conversion or exercise of equity securities, such as stock options, which can be converted or exercised, and RSUs that have or will have vested within 60 days of May 1, 2013, but do not assume the conversion or exercise of any equity securities (other than the conversion of the Class B common stock) owned by any other person, entity or group.

The percentage of votes for all classes of TripAdvisor's capital stock is based on one vote for each share of common stock and ten votes for each share of Class B common stock.

Beneficial Owner	Common Stock		Class B Common Stock		Percent (%) of Votes (All Classes)
	Shares	%	Shares	%	
Liberty Interactive Corporation 12300 Liberty Boulevard Englewood, CO 80112	30,959,751(1)	21.6	12,799,999(1)	100	56.5
Fidelity Management & Research Company 245 Summer Street Boston, MA 02210	13,072,456(2)	9.1	0	0	5.1
Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 06830	6,567,153(3)	4.6	0	0	2.5
Barry Diller	2,072,023(4)	1.4	0	0	*
Stephen Kaufer	565,977(5)	*	0	0	*
Sukhinder Singh Cassidy	1,807	*	0	0	*
Christopher W. Shean	0	*	0	0	*
Gregory B. Maffei	1,938(6)	*	0	0	*
Jonathan F. Miller	1,807	*	0	0	*
Jeremy Philips	1,807	*	0	0	*
Robert S. Wiesenthal	1,807	*	0	0	*
Julie M.B. Bradley	33,051(7)	*	0	0	*
Seth J. Kalvert	64,729(8)	*	0	0	*
All executive officers, directors and director nominees as a group (10 persons)	2,744,946(9)	1.9	0	0	1.1

* The percentage of shares beneficially owned does not exceed 1% of the class.

(1) Based on information filed on a Schedule 13D/A(1) with the SEC on December 11, 2012 by Liberty and Mr. Diller (the "Liberty/Diller Schedule 13D") and the Company's records. Consists of 18,159,752 shares of Common Stock and 12,799,999 shares of Class B Common Stock owned by Liberty. Excludes shares beneficially owned by the executive officers and directors of Liberty, as to which Liberty disclaims beneficial ownership.

(2) Based solely on information filed on a Schedule 13G/A with the SEC on April 10, 2013 by FMR LLC, the parent holding company of Fidelity Management & Research Company ("Fidelity"). Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the Fidelity funds ("Funds") each has sole power to dispose of the 12,189,188 shares owned by the Funds. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

(3) Based solely on information filed on a Schedule 13G/A with the SEC on February 14, 2013 by Lone Pine Capital LLC. Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), Lone Balsam, L.P., a Delaware limited partnership ("Lone Balsam"), Lone Sequoia, L.P., a Delaware limited partnership ("Lone Sequoia"), Lone Cascade, L.P., a Delaware limited partnership ("Lone Cascade"), Lone Sierra, L.P., a Delaware limited partnership ("Lone Sierra"), Lone Cypress, Ltd., a Cayman Islands exempted company ("Lone Cypress"), Lone Kauri, Ltd., a Cayman Islands exempted company ("Lone Kauri") and Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company ("Lone Monterey Master Fund", and together with Lone Spruce, Lone Balsam, Lone Sequoia, Lone Cascade, Lone Sierra, Lone Cypress, Lone Kauri and Lone Monterey Master Fund, the "Lone Pine Funds"), with respect to the common stock directly held by each of the Lone Pine Funds. Stephen F. Mandel, Jr., the managing member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the common stock directly held by each of the Lone Pine Funds.

(4) Based on information filed March 4, 2013 on Form 4 by the Company and the Company's records. Consists of (i) 52,329 shares of common stock owned by Mr. Diller, and (ii) options to purchase 2,019,694 shares of common stock held by Mr. Diller that are currently exercisable or will be exercisable within 60 days of May 1, 2013. Excludes shares of common stock and options to purchase shares of common stock held by Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership.

(5) Includes options to purchase 296,093 shares of common stock that are currently exercisable or will be exercisable within 60 days of May 1, 2013.

(6) Represents 1,938 shares of common stock that are held by Maffei Foundation.

(7) Includes options to purchase 25,000 shares of common stock that are currently exercisable or will be exercisable within 60 days of May 1, 2013.

(8) Includes options to purchase 60,943 shares of common stock that are currently exercisable or will be exercisable within 60 days of May 1, 2013.

(9) Includes options to purchase 2,401,730 shares of common stock that are currently exercisable or will be exercisable within 60 days of May 1, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act, TripAdvisor officers and directors and persons who beneficially own more than 10% of a registered class of TripAdvisor's equity securities are required to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) with the SEC. Such persons are required by the rules of the SEC to furnish TripAdvisor with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to TripAdvisor and/or written representations that no additional forms were required, TripAdvisor believes that all of its directors and officers complied with all the reporting requirements applicable to them with respect to transactions during 2012.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval or Ratification of Related Person Transactions

Prior to the completion of the Spin-Off, we were subject to the policies and procedures of Expedia regarding the review and approval of related person transactions. In general, we will enter into or ratify a "related person transaction" only when it has been approved by the Audit Committee of the Board of Directors, in accordance with its written charter. Related persons include our executive officers, directors, 5% or more beneficial owners of our common stock, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. Related person transactions are transactions that meet the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person or entity has a direct or indirect material interest). When a potential related person transaction is identified, management presents it to the Audit Committee to determine whether to approve or ratify. When determining whether to approve, ratify, disapprove or reject any related person transaction, the Audit Committee considers all relevant factors, including the extent of the related person's interest in the transaction, whether the terms are commercially reasonable and whether the related person transaction is consistent with the best interests of TripAdvisor and our stockholders.

The legal and accounting departments work with business units throughout TripAdvisor to identify potential related person transactions prior to execution. In addition, we take the following steps with regard to related person transactions:

- On an annual basis, each director, director nominee and executive officer of TripAdvisor completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of his or her immediate family, had a direct or indirect material interest.
- Each director, director nominee and executive officer is expected to promptly notify our legal department of any direct or indirect interest that such person or an immediate family member of such person had, has or may have in a transaction in which we participate.
- TripAdvisor monitors its accounts payable, accounts receivable and other databases to identify any other potential related person transactions that may require disclosure.
- Any reported transaction that our legal department determines may qualify as a related person transaction is referred to the Audit Committee.

If any related person transaction is not approved, the Audit Committee may take such action as it may deem necessary or desirable in the best interests of TripAdvisor and our stockholders.

Related Person Transactions

Expedia

Related-party revenue from Expedia of $203.8 million, $211.0 million and $171.1 million for the years ended December 31, 2012, 2011 and 2010, respectively, primarily consists of click-based advertising and other advertising services provided to Expedia and its subsidiaries and is recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 27%, 33% and 35% of our total revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Prior to the Spin-Off, our operating expenses included a related-party shared services fee, of $9.2 million and $7.9 million for the years ended December 31, 2011 and 2010, respectively, which was comprised of allocations from Expedia for accounting, legal, tax, corporate development, financial reporting, treasury and real estate functions and included an allocation of employee compensation within these functions. These allocations were determined on a basis that Expedia and we considered to be a reasonable reflection of the cost of services provided or the benefit received by us. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses. It was not practicable to determine the amounts of these expenses that would have been incurred had we operated as an unaffiliated entity. In the opinion of our management, the allocation method was reasonable.

Other related-party operating expenses which were included within selling and marketing expense were $6.4 million, $4.3 million, and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, which primarily consisted of marketing expense for exit windows.

Related party net interest income (expense) of $0.5 million and ($0.2) million for the years ending December 31, 2011 and 2010 are reflected in the consolidated and combined statements of operations within interest income (expense), net and were primarily intercompany in nature, arising from the transfer of liquid funds between Expedia and us that occurred as part of Expedia's treasury operations prior to the Spin-Off.

The net related party receivable balances with Expedia reflected in our consolidated balance sheets as of December 31, 2012 and 2011 were $24.0 million receivable and $14.1 million, respectively. In addition to the revenue and expense relationships described above, the change in the net related party receivable balance was also affected by our transfer of domestic cash receipts to Expedia during the periods prior to the Spin-Off offset by Expedia's funding of our payroll and income tax payments as well as certain acquisitions. In connection with the Spin-Off, all domestic intercompany receivables/payables with Expedia were extinguished.

As discussed in "Note 1 — *Organization and Basis of Presentation*" in our Annual Report on Form 10-K filed with the SEC on February 15, 2013, we transferred $405.5 million in cash to Expedia in the form of a dividend, prior to completion of the Spin-Off. Per the Separation Agreement we were to retain $165 million in cash on hand immediately following the Spin-off and the agreement also provided for a subsequent reconciliation process to ensure the appropriate amount was retained. The completion of this reconciliation resulted in us recording an additional receivable from Expedia of $7 million at December 31, 2011, which was subsequently received by us during 2012.

We were a guarantor of Expedia's credit facility and outstanding senior notes. These guarantees were full, unconditional, joint and several, and were released upon Spin-Off.

From the completion of the Spin-Off until December 11, 2012, as a result of the irrevocable proxy of Liberty described in more detail below under "— Liberty and Barry Diller", Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of TripAdvisor's stockholders (other than with respect to the election by the holders of TripAdvisor common stock of 25% of the members of TripAdvisor's Board of Directors and matters as to which Delaware law requires a separate class vote). Additionally, Mr. Diller was the Chairman and Senior Executive of Expedia, and through similar arrangements between Mr. Diller and Liberty, Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of Expedia's stockholders (other than with respect to the election by the holders of Expedia common stock of 25% of the members of Expedia's Board of Directors and matters as to which Delaware law requires a separate class vote). As a result, from the completion of the Spin-Off until December 11, 2012, TripAdvisor and Expedia were related parties since they were under common control. On December 11, 2012, as a result of the purchase by Liberty of an aggregate of 4,799,848 shares of common stock of TripAdvisor from Mr. Diller and certain of his affiliates which is described in further detail below under "— Liberty and Barry Diller", Expedia and TripAdvisor are no longer under common control. However, Expedia continues to be a related party to TripAdvisor due to Liberty's ownership of Expedia stock.

For purposes of governing certain of the ongoing relationships between us and Expedia at and after the Spin-Off, and to provide for an orderly transition, we and Expedia have entered into various agreements, including, among others, the Separation Agreement; the Tax Sharing Agreement, the Employee Matters Agreement, the Transition Services Agreement, and commercial agreements. The various commercial agreements, including click-based advertising agreements, content sharing agreements and display-based and other advertising agreements, had terms of up to one year. The full texts of the Separation Agreement, the Tax Sharing Agreement, the Employee Matters Agreement, the Transition Services Agreement and the Master Advertising Agreement (CPC) are incorporated by reference to our Annual Report on Form 10-K filed with the SEC on February 15, 2013 as Exhibits 2.1, 10.2, 10.3, 10.4 and 10.6 (10.6 filed in redacted form pursuant to confidential treatment request), respectively. We continue to work together with Expedia pursuant to various commercial agreements between subsidiaries of TripAdvisor, on the one hand, and subsidiaries of Expedia, on the other hand. These commercial arrangements were and will continue to be negotiated on an arm's length basis.

Liberty and Barry Diller

On December 20, 2011, in connection with the Spin-Off, we entered into a governance agreement (the "Governance Agreement") with Liberty and Barry Diller, our former Chairman of the Board of Directors and our Senior Executive. The summary of the material terms of the Governance Agreement are qualified in their entirety by the full text of the Governance Agreement, which is incorporated by reference to our Annual Report on Form 10-K filed with the SEC on February 15, 2013 as Exhibit 10.1. In addition, Liberty and Mr. Diller entered into a stockholders agreement, dated December 20, 2011 (the "Stockholders Agreement"), pursuant to which, among other things, Liberty granted to Mr. Diller an irrevocable proxy (the "Proxy") with respect to all of TripAdvisor's securities beneficially owned by Liberty on all matters submitted to a stockholder vote or by which the stockholders may act by written consent (other than with respect to contingent matters with respect to which Liberty had not consented).

By virtue of the Proxy, as well as through shares owned by Mr. Diller directly, Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of TripAdvisor's stockholders (other than with respect to the election by the holders of TripAdvisor common stock of 25% of the members of TripAdvisor's Board of Directors and matters as to which Delaware law requires a separate class vote). Additionally, Mr. Diller was the Chairman and Senior Executive of Expedia, and through similar arrangements between Mr. Diller and Liberty, Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of Expedia's stockholders (other than with respect to the election by the holders of Expedia common stock of 25% of the members of Expedia's Board of Directors and matters as to which Delaware law requires a separate class vote). As a result, from the completion of the Spin-Off until December 11, 2012, TripAdvisor and Expedia were related parties since they were under common control.

On December 11, 2012, Liberty purchased an aggregate of 4,799,848 shares of common stock of TripAdvisor from Mr. Diller and certain of his affiliates (the "Stock Purchase"). Effective upon completion of the Stock Purchase, Mr. Diller resigned as Chairman and the Senior Executive of TripAdvisor, but continued to serve as a non-employee director. As a result of the completion of the Stock Purchase: (i) the Stockholders Agreement has, in accordance with its terms, terminated, (ii) the Proxy has terminated and Mr. Diller no longer has the right to vote the shares of TripAdvisor common stock and Class B common stock beneficially owned by Liberty, and (iii) the Governance Agreement has, in accordance with its terms, terminated with respect to Mr. Diller and remains in effect with respect to Liberty and TripAdvisor.

As of the record date, Mr. Diller beneficially owned 2,072,023 shares of our common stock (assuming the exercise of options to purchase 2,019,694 shares of common stock that are or become exercisable by Mr. Diller or vest within 60 days of May 1, 2013), which shares constitute 1.4% of the outstanding shares of common stock. Effective April 23, 2013, Mr. Diller tendered his resignation from our Board of Directors and is now employed by the Company as a special advisor to our Chief Executive Officer. As of the record date, Liberty beneficially owned 18,159,752 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 13.9% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock. Assuming the conversion of all of the Liberty's shares of Class B common stock into common stock, Liberty would beneficially own 21.6% of the outstanding common stock (calculated in accordance with Rule 13d-3). Because each share of Class B common stock generally is entitled to ten votes per share and each share of common stock is entitled to one vote per share, Liberty may be deemed to beneficially own equity securities representing approximately 56.5% of our voting power. As a result, Liberty is effectively able to control the outcome of all matters submitted to a vote or for the consent of TripAdvisor's stockholders (other than with respect to the election by the holders of TripAdvisor common stock of 25% of the members of TripAdvisor's Board of Directors and matters as to which Delaware law requires a separate class vote).

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

TripAdvisor files annual, quarterly and current reports, proxy statements and other information with the SEC. TripAdvisor's filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document that TripAdvisor files with the SEC at its public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at that address. TripAdvisor's SEC filings are also available to the public from commercial retrieval services.

The SEC allows TripAdvisor to "incorporate by reference" the information that TripAdvisor's files with the SEC, which means that TripAdvisor can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement. TripAdvisor incorporates by reference the documents listed below, which TripAdvisor has already filed with the SEC:

- TripAdvisor Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on February 15, 2013, as amended on April 30, 2013.

ANNUAL REPORTS

TripAdvisor's Annual Report to Stockholders for 2012, which includes TripAdvisor's Annual Report on Form 10-K for the year ended December 31, 2012 (not including exhibits), is available at http://ir.tripadvisor.com/annual-proxy.cfm. **Upon written request to TripAdvisor, Inc., 141 Needham Street, Newton, Massachusetts 02464, Attention: Secretary, TripAdvisor will provide, without charge, an additional copy of TripAdvisor's 2012 Annual Report on Form 10-K.** TripAdvisor will furnish any exhibit contained in the Annual Report on Form 10-K upon payment of a reasonable fee. Stockholders may also review a copy of the Annual Report on Form 10-K (including exhibits) by accessing TripAdvisor's corporate website at www.tripadvisor.com or the SEC's website at www.sec.gov.

PROPOSALS BY STOCKHOLDERS FOR PRESENTATION AT THE 2014 ANNUAL MEETING

Stockholders who wish to have a proposal considered for inclusion in TripAdvisor's proxy materials for presentation at the 2014 Annual Meeting of Stockholders must ensure that their proposal is received by TripAdvisor no later than January 13, 2014 at its principal executive offices at 141 Needham Street, Newton, Massachusetts 02464, Attention: Secretary. The proposal must be made in accordance with the provisions of Rule 14a-8 of the Exchange Act. Stockholders who intend to present a proposal at the 2014 Annual Meeting of Stockholders without inclusion of the proposal in TripAdvisor's proxy materials are required to provide notice of such proposal to TripAdvisor at its principal executive offices no later than April 2, 2014. TripAdvisor reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Newton, Massachusetts
May 13, 2013

Appendix A

TRIPADVISOR, INC.
2011 STOCK AND ANNUAL INCENTIVE PLAN

SECTION 1. PURPOSE; DEFINITIONS

The purposes of this Plan are to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a stock and incentive plan providing incentives directly linked to stockholder value and to assume and govern other awards pursuant to the adjustment of awards granted under the Expedia Long-Term Incentive Plan (as defined in the Employee Matters Agreement) in accordance with the terms of the Employee Matters Agreement ("Adjusted Awards"). Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

(a) "Affiliate" means a corporation or other entity controlled by, controlling or under common control with, the Company.

(b) "Adjusted Awards" has the meaning set forth in the preamble to Section 1.

(c) "Applicable Exchange" means the NASDAQ or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(d) "Award" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, other stock-based award or Bonus Award granted or assumed pursuant to the terms of this Plan, including Adjusted Awards.

(e) "Award Agreement" means a written or electronic document or agreement setting forth the terms and conditions of a specific Award.

(f) "Board" means the Board of Directors of the Company.

(g) "Bonus Award" means a bonus award made pursuant to Section 9.

(h) "Cause" means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Cause: (A) the willful or gross neglect by a Participant of his employment duties; (B) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by a Participant; (C) a material breach by a Participant of a fiduciary duty owed to the Company or any of its subsidiaries; (D) a material breach by a Participant of any nondisclosure, non-solicitation or non-competition obligation owed to the Company or any of its Affiliates; or (E) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant's Award Agreement. Notwithstanding the general rule of Section 2(c), following a Change in Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

(i) "Change in Control" has the meaning set forth in Section 10(b).

(j) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(k) "Commission" means the Securities and Exchange Commission or any successor agency.

(l) "Committee" has the meaning set forth in Section 2(a).

(m) "Common Stock" means common stock, par value $0.001 per share, of the Company.

(n) "Company" means TripAdvisor, Inc., a Delaware corporation or its successor.

(o) "Disability" means (i) "Disability" as defined in any Individual Agreement to which the Participant is a party, or (ii) if there is no such Individual Agreement or it does not define "Disability," (A) permanent and total disability as determined under the Company's long-term disability plan applicable to the Participant, or (B) if there is no such plan applicable to the Participant or the Committee determines otherwise in an applicable Award Agreement, "Disability" as determined by the Committee. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code and, with respect to all Awards, to the extent required by Section 409A of the Code, Disability shall mean "disability" within the meaning of Section 409A of the Code.

(p) "Disaffiliation" means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(q) "EBITA" means for any period, operating profit (loss) plus (i) amortization, including goodwill impairment, (ii) amortization of non-cash distribution and marketing expense and non-cash compensation expense, (iii) disengagement expenses, (iv) restructuring charges, (v) non cash write-downs of assets or goodwill, (vi) charges relating to disposal of lines of business, (vii) litigation settlement amounts and (viii) costs incurred for proposed and completed acquisitions.

(r) "EBITDA" means for any period, operating profit (loss) plus (i) depreciation and amortization, including goodwill impairment, (ii) amortization of non-cash distribution and marketing expense and non-cash compensation expense, (iii) disengagement expenses, (iv) restructuring charges, (v) non cash write-downs of assets or goodwill, (vi) charges relating to disposal of lines of business, (vii) litigation settlement amounts and (viii) costs incurred for proposed and completed acquisitions.

(s) "Eligible Individuals" means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or its Subsidiaries or Affiliates.

(t) "Employee Matters Agreement" means the Employee Matters Agreement by and between Expedia and the Company dated as of December 20, 2011.

(u) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(v) "Expedia" means Expedia, Inc., a Delaware corporation.

(w) "Fair Market Value" means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement, or if Shares were not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion, provided that such determination shall be made in a manner consistent with any applicable requirements of Section 409A of the Code.

(x) "Free-Standing SAR" has the meaning set forth in Section 5(b).

(y) "Grant Date" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award or the formula for earning a number of shares or cash amount, (ii) such later date as the Committee shall provide in such resolution or (iii) the initial date on which an Adjusted Award was granted under the Expedia Long-Term Incentive Plan.

(z) "Incentive Stock Option" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code, and that in fact so qualifies.

(aa) "Individual Agreement" means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.

(bb) "NASDAQ" means the National Association of Securities Dealers Inc. Automated Quotation System.

(cc) "Nonqualified Option" means any Option that is not an Incentive Stock Option.

(dd) "Option" means an Award described under Section 5.

(ee) "Outside Directors" has the meaning set forth in Section 11(a).

(ff) "Participant" means an Eligible Individual to whom an Award is or has been granted.

(gg) "Performance Goals" means the performance goals established by the Committee in connection with the grant of Restricted Stock, Restricted Stock Units or Bonus Awards or other stock-based awards. In the case of Qualified-Performance Based Awards that are intended to qualify under Section 162(m)(4)(C) of the Code, (i) such goals shall be based on the attainment of one or any combination of the following: specified levels of earnings per share from continuing operations, net profit after tax, EBITDA, EBITA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total stockholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing- spending efficiency, core non-interest income, change in working capital, return on capital, and/or stock price, with respect to the Company or any subsidiary, division or department of the Company that are intended to qualify under Section 162(m)(4)(C) of the Code and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code and related regulations. Such Performance Goals also may be based upon the attaining of specified levels of Company, Subsidiary, Affiliate or divisional performance under one or more of the measures described above relative to the performance of other entities, divisions or subsidiaries.

(hh) "Plan" means this TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan, as set forth herein and as hereafter amended from time to time.

(ii) "Plan Year" means the calendar year or, with respect to Bonus Awards, the Company's fiscal year if different.

(jj) "Qualified Performance-Based Award" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 11.

(kk) "Restricted Stock" means an Award described under Section 6.

(ll) "Restricted Stock Units" means an Award described under Section 7.

(mm) "Retirement" means retirement from active employment with the Company, a Subsidiary or Affiliate at or after the Participant's attainment of age 65.

(nn) "RS Restriction Period" has the meaning set forth in Section 6(b)(ii).

(oo) "RSU Restriction Period" has the meaning set forth in Section 7(b)(ii).

(pp) "Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(qq) "Separation" has the meaning set forth in the Employee Matters Agreement.

(rr) "Share" means a share of Common Stock.

(ss) "Stock Appreciation Right" has the meaning set forth in Section 5(b).

(tt) "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(uu) "Tandem SAR" has the meaning set forth in Section 5(b).

(vv) "Term" means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(ww) "Termination of Employment" means the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, if a Participant's employment with, or membership on a board of directors of, the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee director capacity or as an employee, as applicable, such change in status shall not be deemed a Termination of Employment. A Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of (or service provider for), or member of the board of directors of, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment. For the avoidance of doubt, the Separation shall not constitute a Termination of Employment for purposes of any Adjusted Award. Notwithstanding the foregoing, with respect to any Award that constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Code, "Termination of Employment" shall mean a "separation from service" as defined under Section 409A of the Code.

SECTION 2. ADMINISTRATION

(a) Committee. The Plan shall be administered by the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "Committee"), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. The Committee shall, subject to Section 11, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms of the Plan and the Employee Matters Agreement (including the original terms of the grant of the Adjusted Award):

(i) to select the Eligible Individuals to whom Awards may from time to time be granted;

(ii) to determine whether and to what extent Incentive Stock Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, other stock-based awards, Bonus Awards or any combination thereof, are to be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder or the amount of any Bonus Award;

(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(v) subject to Section 12, to modify, amend or adjust the terms and conditions of any Award, at any time or from time to time;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(vii) subject to Section 11, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(viii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(ix) to establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;

(x) to decide all other matters that must be determined in connection with an Award; and

(xi) to otherwise administer the Plan.

(b) Procedures. (i) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

(ii) Subject to Section 11(c), any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(c) Discretion of Committee. Subject to Section 1(h), any determination made by the Committee or by an appropriately delegated officer pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals.

(d) Award Agreements. The terms and conditions of each Award (other than any Bonus Award), as determined by the Committee, shall be set forth in an Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall not be subject to the Award Agreement's being signed by the Company and/or the Participant receiving the Award unless specifically so provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

SECTION 3. COMMON STOCK SUBJECT TO PLAN

(a) Plan Maximums. The maximum number of Shares that may be delivered pursuant to Awards under the Plan shall be the sum of (i) the number of Shares that may be issuable upon exercise or vesting of the Adjusted Awards and (ii) 10,000,000. The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall be 7,000,000 Shares. Shares subject to an Award under the Plan may be authorized and unissued Shares or may be treasury Shares.

(b) Individual Limits. During a calendar year, no single Participant may be granted:

(i) Options covering in excess of 3,000,000 Shares; or

(ii) Qualified Performance-Based Awards in the form of Restricted Stock Units or Restricted Stock covering in excess of 2,000,000 Shares in the aggregate;

provided, however, that Adjusted Awards shall not be subject to the limitations set forth in this Section 3(b).

(c) Rules for Calculating Shares Delivered.

(i) With respect to Awards other than Adjusted Awards, to the extent that any Award is forfeited, or any Option and the related Tandem SAR (if any) or Free-Standing SAR terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under the Plan.

(ii) With respect to Awards other than Adjusted Awards, if the exercise price of any Option and/or the tax withholding obligations relating to any Award are satisfied by delivering Shares to the Company (by either actual delivery or by attestation), only the number of Shares issued net of the Shares delivered or attested to shall be deemed delivered for purposes of the limits set forth in Section 3(a).

(iii) With respect to Awards other than Adjusted Awards, to the extent any Shares subject to an Award are withheld to satisfy the exercise price (in the case of an Option) and/or the tax withholding obligations relating to such Award, such Shares shall not be deemed to have been delivered for purposes of the limits set forth in Section 3(a).

(d) Adjustment Provisions.

(i) In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, Disaffiliation, or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Options and Stock Appreciation Rights.

(ii) In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Options and Stock Appreciation Rights.

(iii) In the case of Corporate Transactions, the adjustments contemplated by clause (i) of this paragraph (d) may include, without limitation, (A) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which holders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each

Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (B) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (C) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities).

(iv) Any adjustment under this Section 3(d) need not be the same for all Participants.

(v) Any adjustments made pursuant to this Section 3(d) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code. Any adjustments made pursuant to this Section 3(d) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code. In any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to this Section 3(d) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

SECTION 4. ELIGIBILITY

Awards may be granted under the Plan to Eligible Individuals and, with respect to Adjusted Awards, in accordance with the terms of the Employee Matters Agreement; provided, however, that Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code) and, with respect to Adjusted Awards that are intended to qualify as incentive stock options within the meaning of Section 421 of the Code, in accordance with the terms of the Employee Matters Agreement.

SECTION 5. OPTIONS AND STOCK APPRECIATION RIGHTS

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the Employee Matters Agreement and the terms of the applicable Adjusted Award assumed under the Employee Matters Agreement:

(a) Types of Options. Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) Types and Nature of Stock Appreciation Rights. Stock Appreciation Rights may be "Tandem SARs," which are granted in conjunction with an Option, or "Free-Standing SARs," which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) Tandem SARs. A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

(d) Exercise Price. The exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date. In no event may any Option or Free-Standing SAR granted under this Plan be amended, other than pursuant to Section 3(d), to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new Option or Free-Standing SAR with a lower exercise price or otherwise be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Option or Free-Standing SAR, unless such amendment, cancellation, or action is approved by the Company's stockholders.

(e) Term. The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed ten years from the Grant Date in the case of an Incentive Stock Option.

(f) Vesting and Exercisability. Except as otherwise provided herein, Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. If the Committee provides that any Option or Free-Standing SAR will become exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine. In addition, the Committee may at any time accelerate the exercisability of any Option or Free-Standing SAR.

(g) Method of Exercise. Subject to the provisions of this Section 5, Options and Free-Standing SARs may be exercised, in whole or in part, at any time during the applicable Term by giving written notice of exercise to the Company or through the procedures established with the Company's appointed third-party Option administrator specifying the number of Shares as to which the Option or Free-Standing SAR is being exercised; provided, however, that, unless otherwise permitted by the Committee, any such exercise must be with respect to a portion of the applicable Option or Free-Standing SAR relating to no less than the lesser of the number of Shares then subject to such Option or Free-Standing SAR or 100 Shares. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of Shares multiplied by the applicable exercise price) by certified or bank check or such other instrument as the Company may accept. If approved by the Committee, payment, in full or in part, may also be made as follows:

(i) Payments may be made in the form of unrestricted Shares (by delivery of such Shares or by attestation) of the same class as the Common Stock subject to the Option already owned by the Participant (based on the Fair Market Value of the Common Stock on the date the Option is exercised); provided, however, that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned Shares of the same class as the Common Stock subject to the Option may be authorized only at the time the Option is granted.

(ii) To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms. To the extent permitted by applicable law, the Committee may also provide for Company loans to be made for purposes of the exercise of Options.

(iii) Payment may be made by instructing the Committee to withhold a number of Shares having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (A) the exercise price multiplied by (B) the number of Shares in respect of which the Option shall have been exercised.

(h) Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 14(a), and (iii) in the case of an Option, has paid in full for such Shares.

(i) Terminations of Employment. Subject to Section 10(c), a Participant's Options and Stock Appreciation Rights shall be forfeited upon such Participant's Termination of Employment, except as set forth below:

(i) Upon a Participant's Termination of Employment by reason of death, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the first anniversary of the date of such death and (B) the expiration of the Term thereof;

(ii) Upon a Participant's Termination of Employment by reason of Disability or Retirement, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the first anniversary of such Termination of Employment and (B) the expiration of the Term thereof;

(iii) Upon a Participant's Termination of Employment for Cause, any Option or Stock Appreciation Right held by the Participant shall be forfeited, effective as of such Termination of Employment;

(iv) Upon a Participant's Termination of Employment for any reason other than death, Disability, Retirement or for Cause, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the 90th day following such Termination of Employment and (B) expiration of the Term thereof; and

(v) Notwithstanding the above provisions of this Section 5(i), if a Participant dies after such Participant's Termination of Employment but while any Option or Stock Appreciation Right remains exercisable as set forth above, such Option or Stock Appreciation Right may be exercised at any time until the later of (A) the earlier of (1) the first anniversary of the date of such death and (2) expiration of the Term thereof and (B) the last date on which such Option or Stock Appreciation Right would have been exercisable, absent this Section 5(i)(v).

Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment; provided, however, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement. If an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Option will thereafter be treated as a Nonqualified Option.

(j) Nontransferability of Options and Stock Appreciation Rights. No Option or Free-Standing SAR shall be transferable by a Participant other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or Free-Standing SAR, pursuant to a qualified domestic relations order or as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members or to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1 (a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5(j), it being understood that the term "Participant" includes such guardian, legal representative and other transferee; provided, however, that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

SECTION 6. RESTRICTED STOCK

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the Employee Matters Agreement and the terms of the Adjusted Award assumed under the Employee Matters Agreement:

(a) Nature of Awards and Certificates. Shares of Restricted Stock are actual Shares issued to a Participant, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan and an Award Agreement. Copies of such Plan and Agreement are on file at the offices of TripAdvisor, Inc."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(b) Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the vesting or transferability of an Award of Restricted Stock upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate such an Award as a Qualified Performance-Based Award. The conditions for grant, vesting, or transferability and the other provisions of Restricted Stock Awards (including without limitation any Performance Goals) need not be the same with respect to each Participant.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply and until the expiration of such vesting restrictions (the "RS Restriction Period"), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(iii) Except as provided in this Section 6 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. If so determined by the Committee in the applicable Award Agreement and subject to Section 14(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock.

(iv) Except as otherwise set forth in the applicable Award Agreement and subject to Section 10(c), upon a Participant's Termination of Employment for any reason during the RS Restriction Period or before the applicable Performance Goals are satisfied, all Shares of Restricted Stock still subject to restriction shall be forfeited by such Participant; provided, however, that subject to Section 11(b), the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such Participant's Shares of Restricted Stock.

(v) If and when any applicable Performance Goals are satisfied and the RS Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

SECTION 7. RESTRICTED STOCK UNITS

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the Employee Matters Agreement and the terms of the Adjusted Award assumed under the Employee Matters Agreement:

(a) Nature of Awards. Restricted Stock Units are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares or both, based upon the Fair Market Value of a specified number of Shares.

(b) Terms and Conditions. Restricted Stock Units shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the grant, vesting, or transferability of Restricted Stock Units upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate such Awards as Qualified Performance-Based Awards. The conditions for grant, vesting or transferability and the other provisions of Restricted Stock Units (including without limitation any Performance Goals) need not be the same with respect to each Participant.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Units for which such vesting restrictions apply and until the expiration of such vesting restrictions (the "RSU Restriction Period"), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.

(iii) The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive current or delayed payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Section 14(e) below).

(iv) Except as otherwise set forth in the applicable Award Agreement and subject to Section 10(c), upon a Participant's Termination of Employment for any reason during the RSU Restriction Period or before the applicable Performance Goals are satisfied, all Restricted Stock Units still subject to restriction shall be forfeited by such Participant; provided, however, that subject to Section 11(b), the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such Participant's Restricted Stock Units.

(v) Except to the extent otherwise provided in the applicable Award Agreement, an award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest (but in no event later than March 15 of the calendar year following the end of the calendar year in which the Restricted Stock Units vest).

SECTION 8. OTHER STOCK-BASED AWARDS

Other Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon or settled in, Common Stock, including (without limitation), unrestricted stock, performance units, dividend equivalents, and convertible debentures, may be granted under the Plan.

SECTION 9. BONUS AWARDS

(a) Determination of Awards. The Committee shall determine the total amount of Bonus Awards for each Plan Year or such shorter performance period as the Committee may establish in its sole discretion. Bonus amounts payable to any individual Participant with respect to a Plan Year will be limited to a maximum of $10 million. For performance periods that are shorter than a Plan Year, such $10 million maximum may be pro-rated to the extent provided by the Committee. Bonus Awards that are Qualified Performance-Based Awards shall be subject to the provisions of Section 11 of this Plan.

(b) Payment of Awards. Bonus Awards under the Plan shall be paid in cash or in Shares (valued at Fair Market Value as of the date of payment) as determined by the Committee, as soon as practicable following the close of the Plan Year or such shorter performance period as the Committee may establish. It is intended that a Bonus Award will be paid no later than the fifteenth (15th) day of the third month following the later of: (i) the end of the Participant's taxable year in which the requirements for such Bonus Award have been satisfied by the Participant or (ii) the end of the Company's fiscal year in which the requirements for such Bonus Award have been satisfied by the Participant. The Committee may at its option establish procedures pursuant to which Participants are permitted to defer the receipt of Bonus Awards payable hereunder. The Bonus Award to any Participant for any Plan Year or such shorter performance period may be reduced or eliminated by the Committee in its discretion.

SECTION 10. CHANGE IN CONTROL PROVISIONS

(a) Impact of Event/Single Trigger. Unless otherwise provided in the applicable Award Agreement, subject to Sections 3(d), 10(e) and 14(k), and with respect to Adjusted Awards only, to the extent specified in an Award Agreement or the applicable Expedia Long-Term Incentive Plan (it being understood that any reference to a "change in control," "change of control" or similar definition in an Award Agreement or the Expedia Long Term Incentive Plan for any such Adjusted Award shall be deemed to refer to a "change in control," "change of control" or similar transaction with respect to the Company (as successor to the originally-referenced entity) for such Adjusted Award assumed hereunder), notwithstanding any other provision of the Plan to the contrary, immediately upon the occurrence of a Change in Control, with respect to Awards (other than Bonus Awards) held by officers of the Company with a title of Senior Vice President of the Company or above as of immediately prior to the Change in Control, and with respect to all other Participants solely to the extent provided in the applicable Award Agreement:

(i) any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested shall become fully exercisable and vested;

(ii) the restrictions applicable to any Restricted Stock shall lapse, and such Restricted Stock shall become free of all restrictions and become fully vested and transferable; and

(iii) all Restricted Stock Units shall be considered to be earned and payable in full, and any restrictions shall lapse and such Restricted Stock Units shall be settled as promptly as is practicable in the form set forth in the applicable Award Agreement (but in no event later than March 15 of the calendar year following the end of the calendar year in which the Restricted Stock Units vest).

(b) Definition of Change in Control. Except as otherwise may be provided in an applicable Award Agreement, for purposes of the Plan, a "Change in Control" shall mean any of the following events:

(i) The acquisition by any individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than Barry Diller, Liberty Media Corporation, and their respective Affiliates (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 50% of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company, (B) any acquisition directly from the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (D) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii); or

(ii) Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50% of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no Person (excluding Barry Diller, Liberty Media Corporation, and their respective Affiliates, any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, the Separation shall not constitute a Change in Control.

(c) Impact of Event/Double Trigger. Unless otherwise provided in the applicable Award Agreement, subject to Sections 3(d), 10(e) and 14(k), and with respect to Adjusted Awards only, to the extent specified in an Award Agreement, notwithstanding any other provision of this Plan to the contrary, upon a Participant's

Termination of Employment, during the two-year period following a Change in Control, by the Company other than for Cause or Disability or by the Participant for Good Reason (as defined below):

(i) any Options and Stock Appreciation Rights outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control (including any Options and Stock Appreciation Rights that became vested pursuant to Section 10(a)) shall be fully exercisable and vested and shall remain exercisable until the later of (i) the last date on which such Option or Stock Appreciation Right would be exercisable in the absence of this Section 10(c) and (ii) the earlier of (A) the first anniversary of such Change in Control and (B) expiration of the Term of such Option or Stock Appreciation Right;

(ii) all Restricted Stock outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall become free of all restrictions and become fully vested and transferable; and

(iii) all Restricted Stock Units outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full, and any restrictions shall lapse and such Restricted Stock Units shall be settled as promptly as is practicable (but in no event later than March 15 of the calendar year following the end of the calendar year in which the Restricted Stock Units vest).

(d) For purposes of this Section 10, "Good Reason" means (i) "Good Reason" as defined in any Individual Agreement or Award Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Good Reason, without the Participant's prior written consent: (A) a material reduction in the Participant's rate of annual base salary from the rate of annual base salary in effect for such Participant immediately prior to the Change in Control, (B) a relocation of the Participant's principal place of business more than 35 miles from the city in which such Participant's principal place of business was located immediately prior to the Change in Control or (C) a material and demonstrable adverse change in the nature and scope of the Participant's duties from those in effect immediately prior to the Change in Control. In order to invoke a Termination of Employment for Good Reason, a Participant shall provide written notice to the Company of the existence of one or more of the conditions described in clauses (A) through (C) within 90 days following the Participant's knowledge of the initial existence of such condition or conditions, and the Company shall have 30 days following receipt of such written notice (the "Cure Period") during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting Good Reason during the Cure Period, the Participant must terminate employment, if at all, within 90 days following the Cure Period in order for such Termination of Employment to constitute a Termination of Employment for Good Reason.

(e) Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, this Section 10 shall be applicable only to the extent specifically provided in the Award Agreement or in the Individual Agreement.

SECTION 11. QUALIFIED PERFORMANCE-BASED AWARDS; SECTION 16(b)

(a) The provisions of this Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, and all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention (including, without limitation, to require that all such Awards be granted by a committee composed solely of members who satisfy the requirements for being "outside directors" for purposes of the Section 162(m) Exemption ("Outside Directors")). When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (i) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award, and (ii) the Committee wishes such Award to qualify for the Section 162(m)

Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of Outside Directors).

(b) Each Qualified Performance-Based Award (other than an Option or Stock Appreciation Right) shall be earned, vested and payable (as applicable) only upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate, and no Qualified Performance-Based Award may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under this Plan with respect to a Qualified Performance-Based Award under this Plan, in any manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption; provided, however, that (i) the Committee may provide, either in connection with the grant of the applicable Award or by amendment thereafter, that achievement of such Performance Goals will be waived upon the death or Disability of the Participant or under any other circumstance with respect to which the existence of such possible waiver will not cause the Award to fail to qualify for the Section 162(m) Exemption as of the Grant Date, and (ii) the provisions of Section 10 shall apply notwithstanding this Section 11(b).

(c) The full Board shall not be permitted to exercise authority granted to the Committee to the extent that the grant or exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162 (m) Exemption.

(d) The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (and all such transactions will be exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act ("Section 16(b)"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

SECTION 12. TERM, AMENDMENT AND TERMINATION

(a) Effectiveness. The Plan shall be effective as of December 20, 2011 (the "Effective Date").

(b) Termination. The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

(c) Amendment of Plan. The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law (including without limitation Section 409A of the Code), stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange.

(d) Amendment of Awards. Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall, without the Participant's consent, materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules or accounting rules.

SECTION 13. UNFUNDED STATUS OF PLAN

It is presently intended that the Plan constitute an "unfunded" plan. Solely to the extent permitted under Section 409A, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan. Notwithstanding any other provision of this Plan to the contrary, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, no trust shall be funded with respect to any such Award if such funding would result in taxable income to the Participant by reason of Section 409A(b) of the Code and in no event shall any such trust assets at any time be located or transferred outside of the United States, within the meaning of Section 409A(b) of the Code.

SECTION 14. GENERAL PROVISIONS

(a) Conditions for Issuance. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

(c) No Contract of Employment. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

(d) Required Taxes. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. If determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 14(e).

(f) Designation of Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such eligible Individual, after such Participant's death, may be exercised.

(g) Subsidiary Employees. In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled should revert to the Company.

(h) Governing Law and Interpretation. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

(i) Non-Transferability. Except as otherwise provided in Section 5(j) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

(j) Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

(k) Section 409A of the Code. It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Committee specifically determines otherwise as provided in this Section 14(k), and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a "nonqualified deferred compensation plan" subject to Section 409A of the Code, if the Participant is a "specified employee" within the meaning of Section 409A of the Code, any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant's Termination of Employment shall be delayed until the earlier of (A) the first day of the seventh month following the Participant's Termination of Employment and (B) the Participant's death. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award.

(l) Employee Matters Agreement. Notwithstanding anything in this Plan to the contrary, to the extent that the terms of this Plan are inconsistent with the terms of an Adjusted Award, the terms of the Adjusted Award shall be governed by the Employee Matters Agreement, the Expedia Long-Term Incentive Plan and the award agreement granted thereunder; provided, however, that in all events any reference to a "change in control," "change of control" or similar definition in an Award Agreement or the applicable Expedia Long Term Incentive Plan for any such Adjusted Award shall be deemed to refer to a "change in control," "change of control" or similar transaction with respect to the Company (as successor to the originally-referenced entity).

FIRST AMENDMENT
TO
TRIPADVISOR, INC.
2011 STOCK AND ANNUAL INCENTIVE PLAN

A. The TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan (the "Plan") is hereby amended as follows:

1. Section 3(a) of the Plan is hereby amended by deleting the first sentence thereof and substituting therefor the following:

   "The maximum number of Shares that may be delivered pursuant to Awards under the Plan shall be the sum of (i) the number of Shares that may be issuable upon exercise or vesting of the Adjusted Awards and (ii) 25,000,000."

2. Section 3(b)(i) of the Plan is hereby amended by deleting such Section in its entirety and substituting therefor the following:

   "(i) Options and/or Stock Appreciation Rights covering in excess of 3,000,000 Shares."

B. Except as otherwise amended, the Plan is hereby confirmed in all other respects.

C. This First Amendment shall become effective upon the approval of the Company's stockholders at the Company's 2013 Annual Meeting.

TripAdvisor, Inc.

Board of Directors

Gregory B. Maffei
Chairman

Stephen Kaufer
Director, President and Chief Executive Officer

Jonathan F. Miller
Director

Jeremy Philips
Director

Christopher W. Shean
Director

Sukhinder Singh Cassidy
Director

Robert S. Wiesenthal
Director

Executive Officers

Stephen Kaufer
President and Chief Executive Officer

Julie M.B. Bradley
Chief Financial Officer, Chief Accounting Officer and Treasurer

Seth Kalvert
Senior Vice President, General Counsel and Secretary

Leadership

Bill Bailey
Vice President, Corporate and Business Development

Marc Charron
Managing Director, APAC

Andy Gelfond
Senior Vice President, Technology

Dermot Halpin
President, Vacation Rentals

Robin Ingle
Senior Vice President, Advertising Sales

Adam Medros
Vice President, Global Product

Barbara Messing
Chief Marketing Officer

Bryan Saltzburg
General Manager, New Initiatives

Corporate and Stockholder Information

Headquarters
TripAdvisor, Inc.
141 Needham Street
Newton, Massachusetts 02464

Exchange Listing and Ticker Symbol
NASDAQ Global Select Market, "TRIP"

Annual Meeting
June 28, 2013, 10:30 a.m. Eastern Time
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109

Publications and Reports
A variety of stockholder publications and reports, including TripAdvisor's Annual Report on Form 10-K, proxy statement, financial news releases and a variety of legal filings are available at http://ir.tripadvisor.com. Stockholders can also request a copy of the Annual Report and proxy statement by contacting the Secretary of TripAdvisor, Inc., 141 Needham Street, Newton, Massachusetts 02464.

Independent Registered Public Accounting Firm
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

Transfer Agent and Registrar
Computershare
P.O. Box 358015
Pittsburgh, PA 15252

Electronic Delivery
Most stockholders can elect to receive e-mails in the future with links to the Annual Report, proxy statement and voting web site. Registered stockholders can sign up for electronic delivery at www.bnymellon.com/shareowner/equityaccess. Street name stockholders should contact their bank or broker to inquire about electronic delivery.


tripadvisor®